UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14A

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Arrow Financial Corporation
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ARROW FINANCIAL CORPORATION
250 Glen Street
Glens Falls, New York 12801

March 20, 2013

Dear Shareholder:

You are cordially invited to attend Arrow Financial Corporation's Annual Meeting of Shareholders on May 1, 2013, at the Charles R. Wood Theater in beautiful Glens Falls, New York, just down the street from the recently expanded Main Office of our principal subsidiary, Glens Falls National Bank and Trust Company.

The meeting will begin with a review of all voting matters and feature a short presentation on the Company. Additional details about the meeting and voting instructions can be found in the Notice of 2013 Annual Meeting of Shareholders and related Proxy Statement.

The past year included a number of important milestones and highlights for our Company. We would like to take this opportunity to note a few of these achievements, which set us apart from our peers:

- **Increased Income:** For 2012, the Company reported its fifth consecutive year of record net income.
- **Asset Quality:** We continue to have excellent asset quality, as measured by low levels of charge-offs and non-performing assets.
- **Shareholder Value:** Shareholders' equity grew to a record high. In addition, cash dividends paid to shareholders increased 3% in 2012, and we distributed a 2% stock dividend in September.
- **Insurance Growth:** We have seen continued growth in insurance commission income due to acquisitions of insurance agencies in recent years. This has been an important strategy for us in this historically low interest rate environment.
- **Industry Recognition:** Our commitment to excellence was acknowledged in 2012 by several national banking industry publications, including *Bank Director Magazine*, *American Banker Magazine* and the *ABA Banking Journal*.
- **Expansion:** We expanded the Glens Falls, New York, headquarters of Glens Falls National Bank and Trust Company to enhance operational efficiencies, demonstrate our commitment to the community and improve the level of service we provide to our customers.

We are pleased with our performance and proud of these accomplishments. For a better understanding of our Company, including its compensation practices and corporate governance structure, please review our proxy materials. We hope you will vote, whether or not you plan to attend the Annual Meeting. It is important to us that your shares are represented.

Thank you for your investment in Arrow Financial Corporation.

Sincerely,

Thomas L. Hoy
Chairman of the Board

Thomas J. Murphy
President and Chief
Executive Officer



ARROW FINANCIAL CORPORATION
250 Glen Street
Glens Falls, New York 12801

NOTICE OF 2013 ANNUAL MEETING OF SHAREHOLDERS

March 20, 2013

To the Shareholders of Arrow Financial Corporation:

The Annual Meeting of Shareholders of Arrow Financial Corporation, a New York corporation, will be held at the Charles R. Wood Theater, located at 207 Glen Street in Glens Falls, New York 12801, on Wednesday, May 1, 2013, beginning at 10 a.m. local time, to consider and vote upon the following matters, as described more fully in the Proxy Statement attached to this Notice:

1. The election of four Class C Directors to three-year terms and one Class A Director to a one-year term.

2. Approval of the Arrow Financial Corporation 2013 Long Term Incentive Plan to succeed and replace the existing similar plan.

3. Approval of the Arrow Financial Corporation 2013 Directors' Stock Plan to succeed and replace the existing similar plan.

4. Ratification of the selection of KPMG LLP as our independent registered public accounting firm for 2013.

5. Any other business that may properly come before the meeting, or any adjournment or postponement thereof.

Shareholders of record as of the close of business on March 4, 2013, will be entitled to vote at the 2013 Annual Meeting, or any adjournment or postponement thereof. To vote, please follow the instructions in the Notice of Internet Availability of Proxy Materials or the Proxy Statement. If you wish to receive a printed copy of our Proxy Statement and Annual Report on Form 10-K for the year ended December 31, 2012, please follow the instructions in the Notice of Internet Availability of Proxy Materials to request that a copy be provided to you. The Proxy Statement and Annual Report will be mailed within three business days of receipt of your request. Those shareholders who have previously requested printed or electronic copies of our proxy materials will receive a printed or electronic copy, as applicable.

Please ensure that your shares are voted properly at the 2013 Annual Meeting, as your vote is important. If you plan to attend our Annual Meeting, we ask that you also complete the attendance section.

Please see the attached Proxy Statement for more information on how to vote your shares.

By Order of the Board of Directors,

Mark E. Bulmer

Mark E. Bulmer, CPA
Vice President and Corporate Secretary



ARROW FINANCIAL CORPORATION
250 Glen Street
Glens Falls, New York 12801

TABLE OF CONTENTS



ARROW FINANCIAL CORPORATION
250 Glen Street
Glens Falls, New York 12801

PROXY STATEMENT

General Voting Information

This Proxy Statement is furnished in connection with the solicitation by the Board of Directors (the "Board") of Arrow Financial Corporation (the "Company"), a New York corporation, of proxies to be voted at the 2013 Annual Meeting of Shareholders (the "Annual Meeting") to be held Wednesday, May 1, 2013, at 10 a.m. local time, at the Charles R. Wood Theater, 207 Glen Street, Glens Falls, New York 12801, or at any adjournment or postponement thereof.

The release of the Notice of Internet Availability of Proxy Materials, the Notice of 2013 Annual Meeting of Shareholders, the Proxy Statement and our Annual Report on Form 10-K for the year ended December 31, 2012 (collectively, the "Proxy Materials"), is scheduled to begin on March 20, 2013, to shareholders of record as of close of business on March 4, 2013.

To vote, please follow the instructions in the Notice of Internet Availability of Proxy Materials or the other Proxy Materials if you received printed copies. If you wish to receive a printed copy of the Proxy Materials, please follow the instructions in the Notice of Internet Availability of Proxy Materials to request that a copy be provided to you. The Proxy Materials will be mailed within three business days of receipt of your request. Shareholders who have previously requested printed or electronic copies of our Proxy Materials will receive a printed or electronic copy, as applicable.

Please be sure that your shares are represented at the Annual Meeting by completing and submitting your proxy by telephone, online or by requesting and returning a completed paper proxy card. Please see the Additional Voting Information section of this Proxy Statement for more information about how to vote.

Voting Item 1 – Election of Directors

Summary and Board Recommendation:

The Board currently has 12 members divided into three classes (A, B and C), with one class elected each year for a term of three years. Item 1 at the Annual Meeting is the election of four Class C Directors to three-year terms expiring at the 2016 Annual Meeting of Shareholders and/or until their successors are elected and qualified, and one Class A Director to a one-year term expiring at the 2014 Annual Meeting of Shareholders and/or until his successor is elected and qualified.

The Class C nominees are three of the current Class C Directors – Gary C. Dake, Mary-Elizabeth T. FitzGerald and Thomas L. Hoy – and a fourth person, Dr. Colin L. Read, who is being nominated to fill the vacancy in Class C resulting from the retirement of Herbert O. Carpenter. Mr. Carpenter, who has served as a Director since 2007, is not standing for re-election, as he has reached the mandatory retirement age of 75 prescribed in the Company's By-Laws. Dr. Read is currently a Director of the Company's subsidiary bank, Glens Falls National Bank and Trust Company ("GFNB"); he has served as such since 2010. The Company's President and Chief Executive Officer ("CEO"), Thomas J. Murphy ("Mr T. Murphy" to differentiate from Director John J. Murphy, "Mr. J. Murphy"), is the Class A nominee. He was appointed as a Class A Director by the Board on July 1, 2012, and his position is required to be submitted to a vote at the first annual shareholder's meeting following his appointment.

All five nominees have been determined to be qualified and have consented to this nomination. Nominees Dake, FitzGerald and Read will, in the Board's view, qualify as independent Directors. Nominees Hoy and T. Murphy will not qualify as independent, as Mr. Hoy recently retired as CEO of the Company effective December 31, 2012, and Mr. T. Murphy is the Company's current President and CEO. For a discussion of independence of all existing Board members, including the incumbent and new nominees, please see "*Director Independence*" in the Corporate Governance section. The Board has no reason to believe that any of these nominees will decline or be unable to serve if elected.

Under applicable law and the Company's By-Laws, Directors are elected by a plurality of the shares voted at the Annual Meeting, meaning the nominees receiving the most "For" votes will be elected. For additional information regarding the vote requirements for Item 1 and a description of the Company's Majority Voting Policy with respect to the election of Directors, please see the Additional Voting Information section.

- **Vote Recommendation:** Your Board recommends you vote "**For**" each of the Board's five nominees: Class C Directors Gary C. Dake, Mary-Elizabeth T. FitzGerald and Thomas L. Hoy; Class C Director nominee Colin L. Read; and Class A Director Thomas J. Murphy.

Director Nomination Process:

The Governance Committee is responsible for identifying and recommending to the full Board suitable nominees to serve as Director, including the re-nomination of incumbent Directors. Director nominees are selected based upon various criteria, including the candidate's particular strengths, such as knowledge, skill, experience and expertise, as well as the objective of achieving certain characteristics for the Board as a group, such as diversity of background, occupation, viewpoint and gender, along with a balance among age groups from those who are in mid-career to those nearing or recently entered into retirement. Additionally, the Governance Committee will not generally recommend a new candidate for nomination unless the candidate has demonstrated notable leadership and accomplishment in business, higher education, politics or cultural endeavors. The Governance Committee further assesses a candidate's understanding of the regulatory and policy environment in which the Company does business and his or her interest in the communities served by the Company. Other factors include a candidate's personal character, integrity and financial acumen. For candidates with prior experience as a Director of the Company or one of its subsidiaries, his or her service record will be an important factor in evaluating the desirability of his or her continuing service as a Director. Generally, Directors may not serve on the boards of more than two other public companies and may not serve on the board of any other public company whose principal business is financial services.

The Governance Committee will employ its own search protocols to identify new candidates for Director, as well as seek suggestions from Management and review suggestions from shareholders. The same screening process is applied to all suggested candidates, regardless of the source. The Board will give substantial weight to the recommendations of the Governance Committee in selecting nominees for election as Directors of the Company and in its appointment of interim Directors. Under normal circumstances, the Board will not select nominees, including incumbent Directors, who have not been recommended by a majority of the members of the Governance Committee. For information on how a shareholder may participate in the Director nomination process, see "*Shareholder Submissions of Director Nominees*" in the Additional Shareholder Information section.

Nominee and Continuing Director Biographies:

We have prepared the following biographies to provide shareholders with detailed information about each Director, including his or her area of strength. No specific minimum qualification standards have been established.

➤ *Class C Nominees (terms to expire in 2016, if elected)*
- **Gary C. Dake**, age 52, has been a Director of the Company since 2003 and a Director of the Company's subsidiary bank, Saratoga National Bank and Trust Company ("SNB"), since 2001. Mr. Dake is President of Stewart's Shops Corp., a large, privately owned, vertically integrated, multi-state convenience store chain, and of Stewart's Processing Corp., an affiliated dairy manufacturing and processing company. Mr. Dake holds a bachelor's degree from St. Lawrence University. He has extensive experience with large business operations as a result of his management of Stewart's, which also gives him a unique and extensive understanding of the many communities the Company serves.

- **Mary-Elizabeth T. FitzGerald**, age 73, has been a Director of the Company and a Director of GFNB since 2001. Ms. FitzGerald was the Executive Director of the Tri-County United Way from 1986 to 1998. She has also served as Director of Medical Records, Consultant and Accreditation Coordinator for hospitals in each of the areas in which she has lived and as Quality Assurance Coordinator at the Adirondack Professional Standards Review Organization. Ms. FitzGerald received a bachelor's degree from Colby-Sawyer College and Massachusetts General Hospital. She has a strong background in professional standards and multi-board trustee experience and service with several local community organizations.

- **Thomas L. Hoy**, age 64, has been a Director of the Company since 1996 and has served as Chairman since 2004. He was President of the Company from 1996 to June 30, 2012, and CEO from 1997 until his retirement on December 31, 2012. In addition, Mr. Hoy has served as a Director of GFNB since 1994 and was President of GFNB from 1995 to June 2011. Mr. Hoy's nearly four-decade career with GFNB started in 1974 as a Management Trainee. He held various roles in GFNB's Trust and Investment Division before being named President in 1995. Mr. Hoy also was elected to serve on the Board of Directors of the Federal Home Loan Bank of New York beginning January 1, 2012. Mr. Hoy holds a bachelor's degree from Cornell University. His extensive expertise in the banking, investment and financial services industries will continue to be of great value to the Company.

- **Colin L. Read, PhD**, age 53, has been a Director of GFNB since 2010. Dr. Read teaches banking and finance as a tenured full professor in the State University of New York system. He writes a weekly business column and a weekly regional history column for the Plattsburgh *Press-Republican* newspaper and is a regular contributor to Bloomberg's online magazine and American Bankers Association publications. Dr. Read has authored eight books on global finance and appears monthly on a regional PBS business and economics show. He has a PhD in economics from Queen's University, an MBA from the University of Alaska, a JD in law from the University of Connecticut, and a Master of Accountancy in Taxation from the University of Tulsa. His expertise in economics and understanding of the Plattsburgh area are key strengths.

➤ *Class A Nominee (term to expire in 2014, if elected)*
- **Thomas J. Murphy, CPA**, age 54, has been a Director of the Company since July 2012 and a Director of GFNB since July 2011; he is also President and CEO of the Company and GFNB. Mr. T. Murphy joined GFNB in 2004 as Manager of the Personal Trust Department after 16 years as a founding partner in CMJ, LLP, a Glens Falls certified public accounting firm. He was named President of GFNB in July 2011, President of the Company in July 2012, and CEO of both GFNB and the Company effective December 31, 2012. Prior to these appointments, he served in many banking, trust and corporate capacities, including as Manager of the GFNB Trust Department, Assistant Corporate Secretary, Corporate Secretary, Senior Trust Officer of GFNB and Cashier of GFNB. Mr. T. Murphy holds a bachelor's degree in Business Administration from Siena College. His 24 years of public accounting experience and more than eight years in various management positions with the Company and its subsidiaries provide valuable experience and expertise.

➤ *Continuing Class A Directors (terms expiring in 2014)*
- **Elizabeth O'Connor Little**, age 72, has been a Director of the Company and a Director of GFNB since 2001. She is a New York State Senator representing the 45th District since 2003. Prior to that, Senator Little served as a member of the New York State Assembly representing the 109th District from 1995 to 2002 and was the At-Large Supervisor on the Warren County Board of Supervisors from 1986 to 1991. Senator Little received a bachelor's degree from the College of St. Rose. Her organizational leadership skills and community involvement as a state politician as well as her experience on numerous state commissions and councils are key strengths. The vast majority of our bank branches and offices are located in Senator Little's District, which allows her a unique perspective on issues that affect the Company.

- **John J. Murphy**, age 61, has been a Director of the Company since 2007 and a Director of GFNB since 2003. Before his retirement on December 31, 2006, Mr. J. Murphy served as Executive Vice President, Treasurer and Chief Financial Officer ("CFO") of the Company, and as Senior Executive Vice President and CFO of GFNB. He started his career with GFNB in 1973 as a Management Trainee and over the following three decades held various roles in the Credit Department and Accounting Division, including 23 years as CFO. Mr. J. Murphy has a bachelor's degree from Niagara University. His expertise in the banking, investment and financial services business and his long tenure with the Company and GFNB are valuable strengths.

- **Richard J. Reisman, DMD**, age 67, has been a Director of the Company and a Director of GFNB since 1999. Dr. Reisman is an oral and maxillofacial surgeon and serves as Chairman of the Section of Dentistry at Glens Falls Hospital, a regional medical center. Dr. Reisman received a bachelor's degree from the University of Massachusetts-Amherst and a DMD from Harvard University. He also completed an oral surgery residency at Mt. Sinai Hospital in New York City. Dr. Reisman is a member of the New York State Board for Dentistry. His oral surgery practice in our community and his service at Glens Falls Hospital provide him with both small business acumen and large business organization experience and expertise.

➤ *Continuing Class B Directors (terms expiring in 2015)*
- **John J. Carusone, Jr.**, age 71, has been a Director of the Company since 1996 and a Director of SNB since its formation in 1988. Mr. Carusone is an attorney with the law firm Carusone & Carusone, located in Saratoga Springs, New York. He received a bachelor's degree from Hamilton College and a law degree from Albany Law School. Mr. Carusone has practiced law in the greater Saratoga Springs community for over 40 years and has a strong community knowledge base.

- **Michael B. Clarke**, age 66, has been a Director of the Company and a Director of GFNB since 2006. He previously served as a Director of the Company from 1988 to 1999 and as a Director of GFNB from 1987 to 1999, before temporarily relocating out of the area. Mr. Clarke is a Management Consultant with Bradshaw Consulting, Inc. in Lake George, New York, and has extensive experience in the business of cement manufacturing. Prior to his current position, he served as President of Glens Falls Cement Company from 1985 to 1999, President and CEO of Lone Star Industries in Indiana from 1999 to 2004, and President of the Midwest Division of Buzzi Unicem, USA, from 2004 to 2005. Mr. Clarke has a bachelor's degree from McGill University and a master's degree from Harvard University. In addition to his executive experience at manufacturing companies, Mr. Clarke has a finance background and a longstanding historical knowledge of the Company.

- **David G. Kruczlnicki**, age 60, has been a Director of the Company and a Director of GFNB since 1989. Mr. Kruczlnicki has served since 1989 as President and CEO of Glens Falls Hospital, a regional medical center employing over 3,000 people. He received a bachelor's degree from Siena College and a master's degree from Rensselaer Polytechnic Institute. Mr. Kruczlnicki serves on the boards of directors of several health-related affiliates of Glens Falls Hospital as well as Pruyn & Company, a local, privately owned paper company. Mr. Kruczlnicki has extensive experience as a health care executive overseeing finance and human resources and as a director at numerous private and regional organizations.

- **David L. Moynehan**, age 67, has been a Director of the Company since 1987 and a Director of GFNB since 1986. Mr. Moynehan is the President and owner of Riverside Gas & Oil Co., Inc., a motor fuels distributor and convenience store retailer, and of Riverside Real Estate Assoc., Inc., a related real estate holding company. He holds a bachelor's degree from Providence College and an MBA from the University of Denver. Mr. Moynehan has a longstanding historical knowledge of the Company. He has also served on several local and regional economic development boards and, with his chain of convenience stores, has a thorough knowledge of the communities the Company serves.

Director Compensation:

There are three basic components of the compensation that is paid to Directors of the Company for their services as Director. The first component is a fixed annual retainer fee, supplemented by additional retainer amounts for those Directors who also serve as Board Committee Chairs. Retainer fees currently are paid partly in cash and partly in shares of the Company's common stock. The second component of Director compensation is meeting fees, which are paid to Directors based on the number of Board and Committee meetings they attend. Currently, this component of Director compensation is paid entirely in cash. Because each of the Company's Directors also serves as a Director of one of the Company's two subsidiary banks (a circumstance that is not required by law), a significant portion of the total compensation paid to each Company Director for his or her services to the organization consists of retainer and meeting fees paid to the Directors for service on the subsidiary bank Boards. The third and final component of Director compensation is incentive stock-based compensation, which currently consists of a modest number of stock options distributed annually to Directors that vest in installments, subject to the individual Director's continuing service.

Only non-Management Directors of the Company receive compensation for their services as Director of the Company or either of its subsidiary banks. Management Directors (those who are also officers of the Company or either of its subsidiary banks) receive no additional compensation for their services as a Director. Thus, Messrs. Hoy and T. Murphy, who were Executive Officers of the Company in 2012, received no Director compensation that year, although they were entitled to reimbursement of any expenses they incurred in connection with their service as Directors. As a result of Mr. Hoy's retirement from his Executive Officer positions at year-end 2012, he is now receiving, and will continue to receive while a non-Management Director, compensation for serving as a Director.

The Compensation Committee makes recommendations to the full Board regarding all three components of Director compensation. The Board itself, however, is ultimately responsible for determining the compensation payable to Company Directors for their services. The amounts paid for service on the subsidiary bank Boards are also included in the periodic reviews of total Director compensation conducted by the Compensation Committee and are approved by the Company and subsidiary bank Boards.

➤ *Annual Retainer and Meeting Fees*

Because each Director of the Company also serves as a Director of one of the Company's subsidiary banks, the first two components of Director compensation, annual retainer and meeting fees, consist in part of payments made to Directors for their services to the Company and of payments made to them for their services to the subsidiary banks. Thus, each non-Management Director receives a fixed basic annual retainer fee for serving as a Company Director and a fixed basic annual retainer fee for serving as a Director of the particular subsidiary bank on whose Board he or she sits. Directors also receive meeting fees for the Board and Committee meetings they attend. Moreover, if a non-Management Director also serves as the Chair of specified Committees of the Board of the Company or of a subsidiary bank, the Director will also receive a supplemental annual retainer fee commensurate with the increased responsibility accompanying the Chair position. Beginning in 2013, a supplemental annual retainer fee will also be paid to the Chair of the Company Board and each of the subsidiary bank Boards. Directors who serve on Committees of the Board of the Company or of a subsidiary bank, but do not serve as the Chair thereof, receive no supplemental annual retainer fee for such service.

A Director's total annual retainer fee, including any supplemental annual retainer fee for service as a Committee Chair, is currently payable in two semi-annual installments: one in May and the other in November, in advance of the period to which such payment relates. Directors who are appointed or elected to the Board mid-year, between annual meetings of shareholders, receive a pro rata share of the annual retainer fee receivable by those Directors who serve for the entire year, first payable to them on or about the time their mid-year service commences.

Under the Arrow Financial Corporation 1999 Directors' Stock Plan as amended (the "1999 Directors' Stock Plan"), the Board may elect from time to time to pay some or all of the Directors' fees, including annual retainer and meeting fees, in the form of shares of the Company's common stock, as opposed to cash. These shares are valued at their fair market value on the date of distribution, based on the market price of the Company's common stock on such date. All shares distributed under the 1999 Directors' Stock Plan in lieu of cash are fully vested and transferable by the recipient Directors on the date of distribution. In 2012, as in prior years, the Board determined to pay a portion of the annual retainer fee payable to each Director for such year in the form of shares of stock under the 1999 Directors' Stock Plan.

The following table sets forth the dollar amount of the Directors' fees paid in cash (or dollar value of Directors' fees paid in shares of the Company's common stock) to our non-Management Directors in 2012 for their service on the Company's Board and the subsidiary bank Board on which they sit, including (i) the basic annual retainer fees, (ii) any supplemental annual retainer fees for Committee Chairs and (iii) meeting fees for Board and Committee meetings attended. The schedule was approved by the Board at its meeting in January 2012.

ANNUAL RETAINER			
2012	Company	GFNB	SNB
Basic Annual Retainer [a]	$ 17,500	$ 10,000	$ 10,000
Chair of the Audit Committee	$ 5,000	$ 0	$ 500
Chair of the Compensation Committee	$ 3,000	N/A	N/A
Chair of the Governance Committee	$ 3,000	N/A	N/A
Chair of the Trust Committee	N/A	$ 3,000	$ 500
MEETING FEES [b]			
Board of Directors	$ 600	$ 400	$ 400
Committee of the Board	$ 500	$ 350	$ 350

(a) In 2012, $9,500 of the basic annual retainer for service as a Director of the Company and $5,000 of the basic annual retainer for service as a Director of the subsidiary banks was payable in shares of the Company's common stock.
(b) Per meeting attended.

➤ **Directors' Fees for 2013**

The Company Board and the Boards of the Company's subsidiary banks have made the following determinations regarding Directors' fees payable in 2013:

- The basic annual retainer fees payable to non-Management Directors in 2013 for serving on the Company Board and the Boards of the subsidiary banks will be the same in 2013 as in 2012.
- The supplemental annual retainer fee amounts payable to those non-Management Directors who also serve as Chairs of Committees of the Boards of the Company and subsidiary banks also will remain the same in 2013 as in 2012.
- A supplemental annual retainer fee in the amount of $9,000 will be payable to those non-Management Directors who serve as Chair of the Company's Board or as Chair of either subsidiary bank Board in 2013.
- The meeting fees payable to non-Management Directors of the Company and its subsidiary banks for attendance at Board meetings will increase $50 per meeting over the meeting fees paid to them for attendance at such meetings in 2012.
- The meeting fees payable to non-Management Directors for attendance at Committee meetings in 2013 will remain the same as they were in 2012.

➤ **Directors' Deferred Compensation Plan**

Under the Company's Directors' Deferred Compensation Plan, Directors of the Company and its subsidiary banks may elect to defer receipt of some or all of the cash fees otherwise payable to them in any year to a later date of their choosing, subject to certain limits set forth in such plan and applicable law. Under this unfunded plan, amounts deferred are credited to the plan account of the deferring Director. The deferred amounts earn interest from time to time at a rate equal to the highest rate being paid on individual retirement accounts by GFNB. Deferred amounts are ultimately distributable on a date or dates selected by the Director, subject to certain restrictions. Distributions under the plan are payable in cash, either in a lump-sum or in annual installments as the participant may choose. During 2012, two Directors of the Company elected to defer fees under the plan. See the "*Director Compensation Table*" later in this section for additional details.

➤ **Stock Options**

Under the Company's current long-term incentive plan, the Arrow Financial Corporation 2008 Long Term Incentive Plan (the "2008 LTIP"), the Board is authorized, in its discretion and after consultation with the Compensation Committee, to make annual grants of stock-based incentive awards to non-Management Directors of the Company as additional compensation for their service as Directors. The terms and conditions of awards granted to Directors are established by the Board itself, not by the Compensation Committee. The Board believes the grant of such awards, particularly in the form of stock options for the Company's common stock, serves an important purpose by further aligning our Directors' interests with those of our shareholders, because such awards only provide value to the holder if the Company's stock price increases.

In recent years, including 2012, the Board has determined to grant to each non-Management Director under the 2008 LTIP a standard annual incentive award for a fixed maximum number of stock options, subject to adjustment in each case to reflect the individual Director's attendance record for Board and Committee meetings during the prior year. Specifically, in 2012, each non-Management Director received at year-end a number of options equal to 1,000, multiplied by the Director's "meeting attendance ratio" for the prior year, which consists of: (i) the number of the meetings of the Boards of the Company and of the subsidiary banks (and the Committees of such Boards) on which the Director serves held during the prior year that the Director actually attended, divided by (ii) the total number of such meetings held during the prior year. All options granted to Directors in 2012 will vest ratably over a four-year period, reinforcing the long-term nature of the grant. Under the 2008 LTIP, the Board generally may accelerate the vesting of unvested options held by Directors at the time they retire, resign or are not nominated for re-election. The exercise price for all stock options granted to Directors in 2012, as for all stock options granted under the 2008 LTIP, was the fair market value of the Company's common stock on the date of grant, i.e., the reported closing price of the stock on such date. All Directors' stock options granted under the 2008 LTIP expire ten years after the date of grant, or if the Director's service terminates earlier, upon the expiration of a designated time period following such termination of service. In January 2013, the Board, in recognition of Mr. Carpenter's service as a Director of the Company since 2007, accelerated the vesting of the unvested stock options held by him and extended the period for which all his options may be exercised to the full option period of ten years following the date of grant, effective upon his retirement from the Board at the Annual Meeting. The value of the stock options granted to each non-Management Director in 2012 is included in column (b) of the "*Director Compensation Table*" later in this section.

➤ **Ownership Guidelines**

In order to better align the interests of our Directors with the interests of our shareholders, the Company has established individual stock ownership guidelines for our Directors. Under these guidelines, each non-Management Director of the Company is expected to achieve, within five years following his or her election or appointment to the Board, and thereafter to maintain as long as he or she serves as a Director, beneficial ownership of a number of shares of the Company's stock having a market value at least equal to five times the basic annual retainer fee payable from time to time to such Director. Under normal circumstances, if a non-Management Director does not maintain this target level of beneficial ownership, restrictions are placed on the Director's ability to sell shares of the Company's common stock obtained through the exercise of stock option awards. The target ownership requirement for each non-Management Director is based on a multiple of his base salary measured by the Compensation Committee at its June meeting each year, using holdings valued as of December 31 of the previous year. Common shares owned outright or held through Company plans (e.g., the Company's Automatic Dividend Reinvestment Plan) are currently counted toward the stock ownership requirement. Unexercised stock options do not count toward the stock ownership requirement. In June 2012, all non-Management Directors owned the required minimum number of shares and were deemed to be in compliance with the target stock ownership guidelines.

➤ ***Director Compensation Table***
The following Director Compensation Table summarizes all compensation paid by the Company and its subsidiaries to the non-Management Directors of the Company for the fiscal year ended December 31, 2012. Management Directors of the Company (who, in 2012, consisted of Messrs. Hoy and T. Murphy) do not receive any compensation for services rendered by them as Directors. Compensation received in 2012 by the Management Directors is reported in the "*Summary Compensation Table*" within the Executive Compensation section.

Name of Director	Fees Earned or Paid in Cash	Stock Awards [a]	Option Awards [b]	Change in Pension Value/ Nonqualified Deferred Compensation Earnings	All Other Compensation	2012 Director Compensation Total
Herbert O. Carpenter	$ 24,800	$ 14,500	$ 6,131	—	—	$ 45,431
John J. Carusone, Jr.	$ 29,750	$ 14,500	$ 6,131	—	—	$ 50,381
Michael B. Clarke	$ 30,900	$ 14,500	$ 6,131	—	—	$ 51,531
Gary C. Dake	$ 26,350	$ 14,500	$ 6,131	—	—	$ 44,981
Mary-Elizabeth T. FitzGerald	$ 25,400	$ 14,500	$ 6,131	—	$ 469 [e]	$ 46,500
David G. Kruczlnicki	$ 30,900 [c]	$ 14,500	$ 6,131	—	$ 1,999 [e]	$ 53,530
Elizabeth O'Connor Little	$ 25,900	$ 14,500	$ 6,131	—	—	$ 46,531
David L. Moynehan	$ 25,800	$ 14,500	$ 6,131	—	—	$ 46,431
John J. Murphy	$ 22,800	$ 14,500	$ 6,131	—	$ 15,000 [f]	$ 58,431
Richard J. Reisman	$ 24,800 [d]	$ 14,500	$ 6,131	—	$ 2,569 [e]	$ 48,000

(a) Represents that portion of the listed Director's total Directors' fees that were payable in shares of Company stock. In 2012, this amount consisted of $9,500 of each Director's basic annual retainer fee for serving as a Company Director and $5,000 of each Director's basic annual retainer fee for serving as a Director of one the Company's subsidiary banks. For purposes of determining the number of shares distributable to Directors, the shares of the Company's common stock are valued at the market price of such shares on the date of distribution. Each Director received approximately 599 shares in accordance with FASB ASC TOPIC 718. These shares were distributed to each Director in two installments: approximately 304 shares at a per share price of $23.86 on May 31, 2012, and approximately 295 shares at a per share price of $24.59 on November 29, 2012.

(b) Stock options are valued in accordance with FASB ASC TOPIC 718. Each listed Director received 1,000 stock options on January 25, 2012, at an exercise price of $25.42, the closing price of our common stock on the date of grant. Options vest ratably over a period of four years following the date of grant.

(c) Mr. Kruczlnicki deferred receipt of $15,450 of such amount under the Directors' Deferred Compensation Plan.

(d) Dr. Reisman deferred receipt of $24,800 of such amount under the Directors' Deferred Compensation Plan.

(e) Represents interest earned during 2012 on the principal balance in the Director's account under the Directors' Deferred Compensation Plan.

(f) Represents consulting fees earned and paid under his consulting agreement. See "*Mr. J. Murphy Consulting Agreement*" in the Voting Item 1 – Election of Directors section.

➤ *Mr. Hoy Consulting Agreement*

Mr. Hoy served for many years as President and CEO of the Company prior to his retirement on December 31, 2012. At that time, the Company entered into a three-year consulting agreement with Mr. Hoy under which he renders advice and assistance to the Company with respect to the management and operation of the Company's business and affairs, as requested by the Company's CEO or Board. As compensation for these services, Mr. Hoy receives an annual payment of $48,000, payable in equal monthly installments. He also receives office space, administrative support and equipment as agreed by the parties for the provision of the consulting services. Although the consulting agreement has an initial three-year term, it is generally terminable upon 30 days' prior written notice by either party to the other. The consulting agreement contains confidentiality and non-competition provisions in favor of the Company. During the period of consultancy under the consulting agreement, outstanding stock options granted to Mr. Hoy under the Company's long-term incentive plans before his retirement will continue to vest and to be exercisable in accordance with the underlying award agreement terms, and will continue to be exercisable by him while he continues to serve as a consultant (and for an additional three months after he ceases to serve as such), regardless of when his services as a Director of the Company may end.

➤ *Mr. J. Murphy Consulting Agreement*

Mr. J. Murphy served for many years as Executive Vice President, Treasurer and CFO of the Company prior to his retirement on December 31, 2006. At that time, the Company entered into a three-year consulting agreement with Mr. J. Murphy, which was renewed for an additional year at year-end 2009 and then replaced by a four-year agreement at year-end 2010. Under the agreement, Mr. J. Murphy renders advice on financial and general corporate matters, as requested of him by Management. Pursuant to his current consulting agreement, Mr. J. Murphy will provide consulting services to the Company which shall be meaningful and appropriate under the circumstances, as requested by Management, in exchange for an annual payment that decreases each year. He received $20,000 for fiscal year 2011 and $15,000 for fiscal year 2012. Under the consulting agreement, any outstanding stock options granted to Mr. J. Murphy under the Company's long-term incentive plans while he was an employee of the Company (i.e., prior to his retirement as CFO on December 31, 2006), will continue to be exercisable by him while he continues to serve as a consultant (and for an additional three months after he ceases to serve as such), regardless of when his services as a Director of the Company may end.

Voting Item 2 – Approval of 2013 Long Term Incentive Plan

Summary and Board Recommendation:

Item 2 is a proposal to approve the Arrow Financial Corporation 2013 Long Term Incentive Plan ("2013 LTIP"), a new plan which, if approved by our shareholders, will succeed and replace the Company's current incentive stock plan, the 2008 LTIP. The principal reason for the recommended adoption of the 2013 LTIP is that the 2008 LTIP approved by our shareholders at the Company's 2008 Annual Meeting of Shareholders has only a small number of remaining available and unissued shares (approximately 38,000 shares as of December 31, 2012). Because the remaining number of available shares is insufficient for the continued operation of the plan and because the Board continues to believe that the issuance of stock awards to eligible participants is in the best interests of the Company and its shareholders, the Board approved the 2013 LTIP on January 30, 2013, as the successor plan to the 2008 LTIP.

The description below addresses key elements of the proposed 2013 LTIP and describes each type of award authorized thereunder. The complete text of the 2013 LTIP is set forth in Annex A to this Proxy Statement. The following summary of the 2013 LTIP is subject to the provisions contained in the complete text.

The 2013 LTIP will authorize the grant of awards for up to 450,000 shares of common stock. This number of shares is subject to adjustment to reflect future stock dividends or stock splits, corporate mergers or reorganizations, or similar changes in shares of Company common stock generally. Like the 2008 LTIP, the 2013 LTIP provides for stock-based awards to employees, officers and non-Management Directors of the Company and its subsidiaries, as well as to other individuals rendering advisory or consulting services to the Company and its subsidiaries. Also like the 2008 LTIP, the 2013 LTIP will authorize awards in the form of stock options, restricted stock, and restricted stock units ("RSUs"). However, the 2013 LTIP will also authorize the grant of performance units and performance shares, the vesting of which is contingent not only upon the award recipient continuing to provide service to the Company, but also upon the achievement of specified Company or individual performance goals over a period of time.

Stock-based compensatory awards of the type authorized under the 2013 Plan are generally considered to be effective in retaining the services of the recipients and in motivating them to work for the success of the Company by tying their overall compensation to long-term corporate performance and aligning their interests with those of our shareholders.

Approval of the 2013 LTIP will require the affirmative vote of the holders of a majority of the shares of common stock present in person or represented by proxy at the Annual Meeting and voting on this proposal.

- **Vote Recommendation:** Your Board recommends you vote "**For**" the Arrow Financial Corporation 2013 Long Term Incentive Plan.

2013 LTIP Details:

➤ *Plan Administration*
The 2013 LTIP will be administered by the Compensation Committee, or a subcommittee or other delegate of the Compensation Committee, or by the Board with respect to grants of awards to Directors (the "Administrator"). All grants of awards under the 2013 LTIP will be made at the discretion of the Administrator, including the determination of those eligible persons who actually receive awards and the number, type and terms of awards they are to receive, consistent with the terms of the 2013 LTIP. All decisions made by the Administrator with respect to the 2013 LTIP, including the terms of grants awarded thereunder, will be final and binding. The benefits and amounts that will be received by individual officers, Directors of the Company or its subsidiaries, and employees under the 2013 LTIP are not presently determinable. All grants are discretionary.

➤ *Types of Awards and Eligibility*
The 2013 LTIP authorizes the grant of (i) stock options to purchase shares of the Company's common stock, which may be either incentive stock options ("ISOs") or nonqualified stock options ("NQSOs"), (ii) shares of restricted stock, (iii) RSUs, (iv) performance units, and (v) performance shares. The number of shares authorized for issuance under the 2013 LTIP (450,000) may be divided in any fashion among these various authorized awards, provided, however, that no more than 150,000 shares may be awarded in the form of restricted stock and/or RSUs, subject to adjustment in connection with any future dividends and stock splits, corporate mergers or reorganizations, or similar changes in shares of Company common stock generally. All awards will be evidenced by an award agreement setting forth the terms and conditions of the award.

The 2013 LTIP provides for stock-based awards to employees, officers and non-Management Directors of the Company and its subsidiaries, as well as to other individuals rendering advisory or consulting services to the Company and its subsidiaries.

➤ *Plan Expiration, Termination and Amendments*
If approved by the shareholders of the Company, the term of the 2013 LTIP will extend until January 30, 2023, ten years after the Board's approval of the 2013 LTIP. Thereafter, no awards may be granted under the 2013 LTIP, although in accordance with the terms of such awards, outstanding options may still be exercised and outstanding awards may still vest. The Board may terminate the 2013 LTIP at any time, for any reason. The Board also may amend the 2013 LTIP at any time, although any material amendment thereto, such as an increase in the number of shares available for issuance under the plan, must be approved by the shareholders, as provided under applicable law and regulation.

➤ *Incentive Stock Options*
The 2013 LTIP provides for the grant of ISOs as defined in Section 422 of the Internal Revenue Code. ISOs may only be granted to officers and employees of the Company and its subsidiaries. An ISO often entails preferential tax treatment, as compared to NQSOs. An individual exercising an ISO generally is not subject to federal income taxation upon exercise (unless alternative minimum tax considerations apply), whereas an individual exercising a NQSO generally is subject to federal income taxation upon exercise. Similarly, the Company will not recognize taxable compensation expense upon exercise of ISOs, but generally will recognize taxable compensation expense upon exercise of NQSOs.

Under the terms of the 2013 LTIP and applicable tax law, the exercise price per share for ISOs may not be less than the fair market value of the shares – basically, the market price of the Company's common stock on the date of grant. An ISO may be exercised only during an exercise period established by the Compensation Committee upon grant. Under the 2013 LTIP and applicable tax law, this exercise period may not begin earlier than one year after the date of grant and must end not later than ten years after the date of grant. Historically, in granting ISOs, the Compensation Committee has established staggered vesting dates – that is, the options become exercisable in 25% increments over the first four anniversaries of the date of grant. The Compensation Committee may, but need not, follow a similar approach under the 2013 LTIP. The Compensation Committee will typically provide upon grant that the exercisability, or vesting, of ISOs will be accelerated in the event of certain extraordinary occurrences, such as a change of control of the Company. Under the 2013 LTIP and applicable tax law, ISOs may be exercised up to but not after the date that is three months from the date the holder's employment terminates, except in the case of death or disability, where the grace period for exercise may be extended.

If an officer or employee exercising an ISO is to receive favorable federal income tax treatment, he or she may not sell the shares received upon exercise until the later of (i) one year after the date of exercise or (ii) two years after the date of grant. A sale within this holding period will result in the loss of such favorable tax treatment.

Full payment for shares acquired upon exercise of an ISO must be made at the time of exercise. Payment may be made in cash, or in whole or in part by surrender of shares of common stock of the Company previously owned by such person, valued at their fair market value on the date of exercise.

There are certain quantity limitations on the number of ISOs first exercisable in any one calendar year that may be granted to a single officer or employee.

➤ **Nonqualified Stock Options**
The 2013 LTIP also provides for the grant of NQSOs. Unlike ISOs, NQSOs are not subject to any restrictions under federal tax law, but are limited only by the terms of the plan and applicable award agreement. NQSOs may be granted to officers, employees, non-Management Directors of the Company and its subsidiaries, and consultants.

Generally, the 2013 LTIP imposes many of the same limitations on NQSOs that apply to ISOs. First, exercisability (i.e., vesting) of an NQSO, like that of an ISO, may not be earlier than one year after the date of grant and NQSOs may not be exercised more than ten years after the date of grant. Like ISOs, the exercisability, or vesting, of NQSOs will typically be accelerated in the event of a change of control of the Company and may be accelerated in the event of certain other extraordinary occurrences, as determined by the Administrator. The limitations on exercise of an NQSO following termination of service by the recipient are substantially the same as the limitations applicable to ISOs (although in the case of retirement of the option recipient, an NQSO may be exercised up to twelve months after retirement, as compared to three months in the case of an ISO). Also, the provisions in the 2013 LTIP specifying the manner of exercise for NQSOs are identical to the comparable provisions for ISOs. Like ISOs, the exercise price per share for NQSOs may not be less than the fair market value of the shares on the date of grant. The individual exercising an NQSO is subject to federal income taxation upon exercise.

One difference between NQSOs and ISOs is that, under applicable tax law and the terms of the 2013 LTIP, NQSOs may be transferable by the recipient prior to exercise under certain circumstances, if the Administrator so provides upon grant. It is anticipated that the Administrator may permit lifetime transferability of certain NQSOs granted to Senior Executive Officers of the Company, but then only in limited instances and subject to significant restrictions.

➤ **Reload Options, Backdating and Forward-dating Not Allowed; Repricing Allowed Only with Shareholder Approval**
Under the 2013 LTIP, the Administrator may not grant or approve reload options or backdated or forward-dated option grants. A "reload" option is a new option granted to an individual when that individual exercises a previously received "old" option by way of a stock-for-stock exercise – that is, by surrendering shares of stock already owned by the holder to the Company as payment of the exercise price of the old option. The 2013 LTIP also specifically prohibits backdating or forward-dating of option grants. Under the 2013 LTIP, the date of grant of any option will be the date that the Administrator approves the grant in a meeting duly called and held, or if not at such a meeting, by the written consent of the members of the Compensation Committee or Board.

In addition, without the approval of the Company's shareholders, no options granted under the 2013 LTIP may be subsequently repriced to a new lower exercise price, whether achieved by an amendment to previously granted options or by cancellation of previously granted options and simultaneous re-grants of lower-priced options.

➤ **Restricted Stock and Restricted Stock Units**
The 2013 LTIP authorizes the grant of restricted stock and RSUs, as did the 2008 LTIP. To date, no restricted stock or RSUs have ever been granted under the 2008 LTIP or any predecessor compensatory stock plans of the Company.

Restricted stock consists of shares of the Company's common stock granted to eligible recipients that are non-transferable and subject to forfeiture by the recipient until the shares vest some period of time after the date of grant; if the recipient leaves the service of the Company before the shares vest, they are forfeited. RSUs are similar to restricted stock, except that an award of RSUs constitutes the right to receive shares of common stock at some future date or dates, provided the award has vested on or before such earlier date or dates (i.e., the units may vest before the shares subject thereto are deliverable). If the recipient's service terminates prior to vesting, the units (and the shares) will be forfeited. The maximum number of shares that may be granted under the 2013 LTIP in the form of restricted stock or RSUs is 150,000, subject to adjustment in connection with any future dividends and stock splits, corporate mergers or reorganizations, or similar changes in shares of Company common stock generally.

Under the 2013 LTIP, the minimum vesting period for restricted stock or RSUs is three years, with the vesting schedules to be determined by the Administrator on a case-by-case basis upon grant, provided, however, that the Administrator may grant restricted stock or RSUs having a vesting period of less than three years for an aggregate number of shares not exceeding 5% of the maximum number of shares subject to awards of restricted stock or RSUs under the plan. Upon grant of RSUs, the Administrator will also determine, in addition to the vesting date(s) of the units, the delivery date(s) of the shares subject to such units (which may be identical to or later than, but may not be earlier than, such vesting dates). Any period of time between vesting and delivery will typically be not less than one year or more than ten years. If so determined upon grant, the vesting period of restricted stock or RSUs will be accelerated in the event of certain extraordinary occurrences, which are likely to include the death, disability or retirement of the award recipient or a change of control of the Company.

Typically, restricted stock and RSUs are granted at no purchase price. Under the 2013 LTIP, recipients of restricted stock will receive the right to vote the shares immediately upon grant, as well as the right to receive any dividends declared on common stock from the date of grant if they are employed on the dividend payment date. Recipients of RSUs will have no voting rights for the shares subject to the units until the date of delivery of the shares, but may be granted the right to receive cash payments on such shares prior to delivery equal to dividends declared and paid by the Company from time to time on shares of its common stock outstanding, as of and after the date of grant or date of vesting of the units if they are employed on the dividend payment date.

A recipient of restricted stock or RSUs will not have taxable income upon the grant unless, in the case of restricted stock, he or she elects to be taxed at that time. Instead, generally, the recipient of restricted stock will have ordinary income at the time of vesting equal to the fair market value of the shares vesting minus any amount paid for the shares, and the recipient of RSUs will have ordinary income at the time of delivery of the shares subject to the unit, equal to the fair market value of the shares thus delivered. The Company generally will recognize compensation expense for tax purposes at the same time the recipient of restricted stock or RSUs recognizes ordinary income, in the same amount.

➤ ***Performance Units and Performance Shares***
Unlike the 2008 LTIP, the 2013 LTIP authorizes the grant of performance awards. The Administrator has no present intention of granting performance awards in the near-term but has the authority to do so if it so deems appropriate. A performance award may be either an award of performance units or performance shares, pursuant to which, upon the satisfaction of predetermined Company or individual performance goals over a stated performance period, cash or shares of Company common stock, or a combination thereof, shall be paid or payable to the holder in accordance with the award agreement. The Administrator will have complete discretion in determining the number of performance awards, if any, that may be granted to an eligible participant; whether such awards, if granted, will be performance units or performance shares; and the terms and conditions applicable to each such performance award. After the grant of a performance award, the Administrator, in its sole discretion, may alter, reduce or, in exceptional circumstances, waive any performance goals for a particular performance award, where such waiver is deemed to be in the best interests of the Company and its shareholders.

Any award of performance units granted under the 2013 LTIP will have an initial dollar value ascribed to it, as established by the Administrator on or before the date of grant, and will relate to a specific number of shares of Company common stock, as established by the Administrator on or before the date of grant. Performance awards, if ultimately determined to be payable, shall be payable in the form of cash or shares of Company common stock, valued at the fair market value of the common stock on the date of determination, or a combination thereof, in accordance with the award agreement.

In order to be entitled to receive payment of a performance award, in addition to the predetermined performance goals having been met, the holder of the award must continue in the employment or service of the Company and its subsidiaries for a specified period of time established in connection with the grant (i.e., a "service period"), which generally will not be less than the performance period. The award will not be deemed to be vested until expiration of the applicable service period. If the holder's employment or service with the Company and its subsidiaries terminates before expiration of the service period, the award will be forfeited. Notwithstanding the foregoing, the Administrator may determine to accelerate the vesting of any such award at its discretion (i.e., upon a holder's employment or service terminating before expiration of the service period) and adjust the performance goals and the performance period thereunder, if the Administrator determines that such acceleration and adjustments are in the best interests of the Company and its shareholders.

Otherwise, early termination of employment or service by the holder prior to the end of the performance period or any longer applicable service period will result in forfeiture of the award. The award is also subject to forfeiture if the applicable performance goals are not met.

The holder of a performance award shall not have the right to vote or to receive any dividends or distributions with respect to any shares of Company common stock underlying the award until some or all the shares subject thereto or payable as a result thereof have been issued and paid to the holder. Payment of a performance award may be subject to withholding and other taxes.

A recipient of performance shares or performance units will not have taxable income upon the grant unless, in the case of performance shares, he or she elects to be taxed at that time. Instead, generally, the recipient of performance shares will have ordinary income at the later of the time of vesting or the time applicable performance goals are met, minus any amount paid for the shares, and the recipient of performance units will have ordinary income at the time of delivery of the shares subject to the unit, equal to the fair market value of the shares thus delivered. The Company generally will recognize compensation expense for tax purposes at the same time the recipient of performance stock or performance units recognizes ordinary income, in the same amount.

Voting Item 3 – Approval of 2013 Directors' Stock Plan

Summary and Board Recommendation:

Item 3 is a proposal to approve the Arrow Financial Corporation 2013 Directors' Stock Plan (the "2013 Directors' Stock Plan"), which, if approved by our shareholders, will authorize 50,000 shares for issuance thereunder and succeed and replace the 1999 Directors' Stock Plan. The principal reason for the recommended adoption of the 2013 Directors' Stock Plan is that the 1999 Directors' Stock Plan, previously approved by our shareholders, has only a small number of remaining available and unissued shares (approximately 4,000 shares as of December 31, 2012). Because the remaining number of available shares is insufficient for the continued operation of the plan and the Board continues to believe that granting stock awards to Directors is in the best interests of the Company, the Board approved the 2013 Directors' Stock Plan on January 30, 2013, as the successor plan to the 1999 Directors' Stock Plan.

The description below addresses key elements of the proposed 2013 Directors' Stock Plan. The complete text of the 2013 Directors' Stock Plan is set forth in Annex B to this Proxy Statement. The following summary of the 2013 Directors' Stock Plan is subject to the provisions contained in the complete text.

The 2013 Directors' Stock Plan, like the 1999 Directors' Stock Plan, provides for the issuance to Directors of the Company and its subsidiary banks of shares of the Company's common stock, in lieu of cash, as payment of some or all of the fees payable to them as Directors, including their annual retainer and meeting fees. Directors who are also officers (i.e., Management Directors) do not receive Directors' fees. The specific portion and type of Directors' fees payable in shares of stock is fixed from time to time by the Company's Board in its sole discretion; individual Directors have no right to opt out of the plan or to increase or decrease the portion of their fees payable in the form of shares from the levels fixed by the Board. The Board determines annually the date or dates on which the shares, if and when distributable to Directors in payment of some or all their fees, will be distributed to them. Historically, the Board, in making its annual determination on fees payable in stock, has designated a portion of Directors' basic annual retainers, as opposed to meeting fees, as payable in such form and has decided to pay such shares semi-annually, in May and November. The Board has also determined to pay a fixed dollar amount of all Directors' annual retainers in shares of the Company's common stock, even though different Directors receive differing dollar amounts as their total annual retainer, depending on whether or not they have additional duties. The benefits and amounts that will be received by individual non-Management Directors of the Company or its subsidiary banks under the 2013 Directors' Stock Plan are not presently determinable. All grants are discretionary. For information on the amounts of Directors' fees paid in 2012 in the form of stock under the 1999 Directors' Stock Plan, see "*Director Compensation*" in the Voting Item 1 – Election of Directors section.

Shares distributed to Directors under the 2013 Directors' Stock Plan, as under the predecessor 1999 Directors' Stock Plan, will be valued at the market value of the shares on the date of distribution, determined as provided under such plan, and are fully vested and freely transferable by Directors upon their receipt thereof. The fair market value of distributed shares is taxable as ordinary income to the Directors upon their receipt and constitutes ordinary expense that is deductible by the Company for income tax purposes. The Board may change its determinations under the 2013 Directors' Stock Plan at any time.

The number of shares authorized for issuance under the 2013 Directors' Stock Plan will be subject to adjustment to reflect future stock dividends or stock splits, corporate mergers or reorganizations, or similar changes in shares of the Company's common stock generally. The Compensation Committee, which makes recommendations to the full Board regarding compensation of Directors, believes the adoption of the 2013 Directors' Stock Plan and the continuation of its historical practice of issuing Company common stock to its Directors as a part of Director compensation is in the best interests of the Company's shareholders because it enhances share ownership by Directors and, thus, further aligns Directors' financial interests with those of other Company shareholders.

Accordingly, the Compensation Committee recommended to the Board that the 2013 Directors' Stock Plan be approved by the Board to succeed and replace the 1999 Directors' Stock Plan. On January 30, 2013, the Board determined that the 2013 Directors' Stock Plan was in the best interests of the Company and its shareholders, approved it, and directed that it be submitted to the Company's shareholders for approval. The Board is vested with sole discretion to amend the 2013 Directors' Stock Plan, but shareholder approval is required for any material amendments, including any increases in the number of shares authorized for issuance thereunder.

Approval of the 2013 Directors' Stock Plan will require the affirmative vote of the holders of a majority of the shares of common stock present in person or represented by proxy at the Annual Meeting and voting on this proposal.

- **Vote Recommendation:** Your Board recommends you vote "**For**" the new 2013 Directors' Stock Plan.

Voting Item 4 – Ratification of Independent Registered Public Accounting Firm

Summary and Board Recommendation:

The Audit Committee of the Board has selected the independent registered public accounting firm, KPMG LLP ("KPMG"), as the Company's independent registered public accounting firm for our fiscal year ending December 31, 2013. The selection process included a thorough review of KPMG's performance in prior years, the quality and expertise of the KPMG management team, its understanding and expertise in the industries in which the Company operates, the appropriateness of the fees charged, and its familiarity with the Company's internal controls and accounting policies and practices.

Although our By-Laws do not require the selection of the independent registered public accounting firm be submitted to our shareholders for approval, the Board believes it is appropriate to give shareholders the opportunity to ratify the decision of the Audit Committee. Neither the Audit Committee nor the Board will be bound by the shareholders' vote at the Annual Meeting, but they may take the shareholders' vote into account in future determinations regarding the retention of the Company's independent registered public accounting firm.

Representatives of KPMG are expected to be present at the Annual Meeting. They will have an opportunity to make a statement, if they so desire, and are expected to be available to respond to appropriate questions from shareholders.

Ratification of the selection of KPMG will require the affirmative vote of the holders of a majority of the shares of common stock present in person or represented by proxy at the Annual Meeting and voting on this proposal.

- **Vote Recommendation:** Your Board recommends you vote "**For**" the ratification of the independent registered public accounting firm, KPMG LLP, as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2013.

Independent Registered Public Accounting Firm Fees:

The following table sets forth the aggregate fees billed to the Company and its subsidiaries for the fiscal years ended December 31, 2012 and 2011, by the Company's independent registered public accounting firm, KPMG LLP. The tax fees in this table represent fees paid to KPMG during the year for tax preparation and consulting purposes.

Categories of Service	2012	2011
Audit Fees	$ 289,000	$ 293,000
Audit-Related Fees	—	—
Tax Fees	$ 94,330	$ 84,880
All Other Fees	—	—
Total Fees	$ 383,330	$ 377,880

Audit Committee Report

Each member of the Audit Committee qualifies as independent both under NASDAQ's® standards for independent directors and under the Securities and Exchange Commission's (the "SEC") more rigorous standards for independent Audit Committee members. For more detail, see the Corporate Governance section. The Audit Committee assists the Board in fulfilling its oversight role relating to the Company's financial statements and the financial reporting process, including the system of disclosure controls and Company's internal controls and procedures. Its duties include reviewing the independent registered public accounting firm's qualifications and independence, the performance of the independent registered public accounting firm and the Company's internal audit function. The duties of the Audit Committee are set forth in the Audit Committee Charter, which the Board has adopted and reviews annually. A copy of the current charter of the Audit Committee is available on our website at www.arrowfinancial.com under the link "*Corporate Governance.*"

Management has the responsibility for preparing the Company's consolidated financial statements and for assessing the effectiveness of its internal controls over financial reporting. The Company's independent registered public accounting firm, KPMG LLP, has the responsibility for auditing these consolidated financial statements. The independent registered public accounting firm reports directly to the Audit Committee, which meets with the independent registered public accounting firm on a regular basis. The Audit Committee has reviewed and discussed with Management and with KPMG the Company's audited consolidated financial statements as of and for the year ended December 31, 2012. The Audit Committee has also discussed with Management its assertion on the design and effectiveness of the Company's internal control over financial reporting as of December 31, 2012, and has discussed with KPMG the matters required to be discussed by professional standards. Based on the Audit Committee's review and discussions noted above, the Audit Committee recommended to the Board that the audited consolidated financial statements of the Company and its subsidiaries, and Management's assertion on the design and effectiveness of internal control over financial reporting of the Company and its subsidiaries, be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2012, as filed with the SEC.

The Audit Committee has approved the engagement of KPMG LLP as the Company's independent registered public accounting firm for 2013 and the scope of its 2013 engagement. The Audit Committee has received from KPMG the written disclosures and the letter required by professional standards relating to auditor independence. The Audit Committee has discussed with KPMG the firm's independence and determined that the non-audit services provided to the Company by KPMG are compatible with their independence.

Michael B. Clarke, *Chairman*   David G. Kruczlnicki
Mary-Elizabeth T. FitzGerald   Richard J. Reisman, D.M.D.

Corporate Governance

The Board has adopted Corporate Governance Guidelines to provide the framework within which the Company's Directors and Executive Officers manage the business and affairs of the Company. The Company's business is managed under the direction and oversight of the Board. The Board appoints the Company's CEO and other Executive Officers, who are responsible for the day-to-day operation of the Company's business. The Board's primary responsibilities are to oversee Management and to consider and make determinations regarding significant corporate transactions or material changes in the Company's core business. In exercising its business judgment, the Board acts in what it reasonably believes to be the best interests of the Company and its shareholders. At least once each year, the Board will review the Company's long-term strategic plans and key issues. The Board may elect a Lead Director from the independent Directors of the Company to serve as a liaison between the Chairman of the Board and the independent or non-Management Directors and to have such other duties and responsibilities as shall be determined by the Board, including chairing the Executive Sessions of the independent Directors.

The Governance Committee of the Board is responsible for reviewing with the full Board, on an annual basis, the requisite skills and characteristics of all Board members, as well as nominees for Director and the composition of the Board as a whole. This assessment will include whether individual Directors or nominees qualify as independent under applicable law and guidelines, as well as consideration of diversity, age, skills and experience of the Directors as a group in the context of the needs of the Board. The Board will consist of a majority of Directors who meet the criteria for independence as required and defined by NASDAQ®, and will meet all other applicable laws, rules and regulations.

The Board is divided into three classes, one of which is elected each year by the Company's shareholders to a term of three years. The Governance Committee will identify and recommend to the full Board suitable candidates for nomination for Director. In making its recommendations, the Governance Committee will consider any proposals it properly receives from shareholders for Director nominees. Shareholders may propose a Director candidate for consideration by the Governance Committee by following the rules set forth in "*Shareholder Submissions of Director Nominees*" within the Additional Shareholder Information section. The Governance Committee's recommendations of candidates for nomination will be based on its determination as to the suitability of the particular individuals, and the slate as a whole, to serve as Directors of the Company, taking into account the criteria discussed above. Additionally, when evaluating incumbent Directors who are nominated for reelection, the Governance Committee considers each Director's attendance record for meetings of the Boards and Committees of the Company and its subsidiaries on which the Director sits. See "*Director Nomination Process*" in the Voting Item 1 – Election of Directors section for a discussion of additional criteria considered in the selection of Directors for nomination.

The Board does not believe that Directors should be subject to term limits. While term limits may in some cases enhance the flow of fresh ideas and viewpoints in the boardroom, they may also result in the loss of knowledgeable and experienced Directors, whose insight into the Company and its operations typically expands and deepens over time. The Governance Committee will apply, however, the same general principles of suitability, character, experience and background to incumbent Directors who are up for reelection as it applies to new candidates for Director, with due consideration to their prior performance. Additionally, the Company's By-Laws provide that Directors will retire from the Board at the first annual meeting of shareholders held on or after they attain the age of 75.

Board Leadership Structure:

For the past eight years, the Company operated under the traditional U.S. board leadership structure with our CEO also serving as Chairman of the Board. However, consistent with the Company's last CEO transition in the late 1990s, upon Mr. Hoy's retirement at year-end 2012 from his executive officer positions with the Company, our Board reevaluated its leadership structure. Beginning in January 2013, with the appointment of Mr. T. Murphy as our new CEO, the Board determined it would be preferable to separate, at least for some period of time, the roles of Chairman and CEO. Our Board determined that Mr. Hoy would continue as our Chairman due to his longstanding experience with our Company in both chairmanship and executive officer capacities for over 15 years, along with his strong leadership capability and finance expertise. The Board believes this structure is best for our Company and shareholders as Mr. T. Murphy begins his service as CEO. Mr. T. Murphy, the current President and CEO, is now the only member of the Board who is an employee of the Company.

The Company currently has a Board comprised largely of independent Directors (nine of twelve) and has a Lead Director, who, under our Corporate Governance Guidelines, must be an independent Director. The Lead Director, who is periodically appointed by the independent Directors acting as a group, chairs the Board Executive Sessions, which are meetings of the independent Directors exclusively, conducted when circumstances so warrant after regularly scheduled Board meetings. The Lead Director also serves as a liaison between the Chairman and the independent Directors. Director Clarke, who is also Chairman of the Audit Committee, has served as our Lead Director since January 2012. Prior to that, Director Moynehan served as our Lead Director. We believe the oversight of the Lead Director, combined with the Company's overall corporate governance structure, policies and practices as outlined earlier, maximizes the effectiveness of our Board leadership. The Governance Committee and the independent Directors will continue to evaluate the Board's leadership structure as part of its regular review of corporate governance and succession planning, to ensure that it remains best suited for our Company and shareholders.

Board Committees:

The Board has three standing committees: the Audit Committee, the Compensation Committee and the Governance Committee. The Board may from time to time establish or maintain additional committees, as it deems necessary or appropriate. All members of these Committees are comprised of independent Directors, as defined under applicable law, rules and regulation. Committee members are appointed or re-appointed annually by the Board upon the recommendation of the Governance Committee, with consideration of the qualifications and preferences of individual Directors. The Board gives consideration to periodically rotating committee members, to the extent feasible under applicable laws and regulations governing the membership requirements of the committees, but the Board does not believe rotation should be mandated as policy, nor that service by a Director on a Committee should be subject to term limits.

Each of the three Committees has its own charter. Each Committee charter sets forth the purposes, goals and responsibilities of the Committee, as well as the qualifications for Committee membership, procedures for appointing Committee members, Committee structure and operations, and policies for Board oversight of the Committee. Each Committee has the power to hire, at the Company's expense, independent legal, financial, accounting, compensation or other consultants, as the members may deem necessary and appropriate, consistent with the overall authority to retain such advisors as set forth in the Committee's charter, including budgeting or professional conditions and limitations. Management approval will not be required for engagement of consultants, although Management normally will be advised and consulted prior to any such engagement to avoid, among other things, conflicts of interest.

➤ *Audit Committee*
The Audit Committee currently consists of Directors Clarke, FitzGerald, Kruczlnicki and Reisman. Mr. Clarke is Chairman of this Committee; he has served in this role since 2008. The Audit Committee's primary duties and responsibilities are to select and appoint the independent auditors each year; monitor the independence and performance of the Company's independent auditors and internal Audit Department; monitor the quality and integrity of the Company's financial reporting process and systems of internal controls regarding financial, accounting and legal compliance; and provide a means of communication among the independent auditors, Management, the internal Audit Department and the Board. The Audit Committee also reviews business or financial transactions between the Company and related parties, such as any transactions with an individual Director or a company in which such Director has an interest. In accordance with applicable rules, the Audit Committee must specifically approve in advance all services performed by the independent auditor, including audit and audit-related services and non-audit services. The Audit Committee met four times in 2012, and all Committee members attended each of these Committee meetings. For additional information, see the Audit Committee Report section.

➤ *Compensation Committee*
The Compensation Committee currently consists of Directors Clarke, Dake, Kruczlnicki and Little. Mr. Kruczlnicki is the current Chairman; he succeeded Director Carusone, who served in that capacity from 2008 until February 1, 2013. The Compensation Committee's principal responsibility is to review and approve, not less often than annually, all aspects of the compensation arrangements and benefit plans covering our Executive Officers, including the CEO, subject, where appropriate, to full Board approval. The Compensation Committee also periodically reviews the compensation of our Board and makes recommendations to the full Board with respect to the types and amounts of compensation payable to the Directors for service on the Board and Board Committees. The Compensation Committee also consults with Management and provides general oversight of the compensation and benefit programs and policies for employees. The Compensation Committee met five times during 2012 and all Committee members attended each of these Committee meetings. For additional detail regarding executive compensation and the role of the Compensation Committee, see the Compensation Discussion and Analysis section.

➤ *Governance Committee*
The Governance Committee currently consists of Directors Carpenter, Carusone, Dake, FitzGerald and Little. Mr. Carusone is the current Chairman; he succeeded Director Kruczlnicki, who served in that capacity from the Committee's inception in 2007 until February 1, 2013. The Governance Committee met four times during 2012 and all Committee members attended each of these Committee meetings. The Governance Committee is specifically charged with the responsibility to establish procedures with respect to the Director nomination process; to review and consider Director nominees and make recommendations to the Board

regarding nominees; to review and recommend practices and policies concerning corporate governance; to review annually and report to the Board considering the independence of our Directors and their satisfaction of other Director requirements or qualifications under applicable law; to review annually and report to the Board considering the performance of our Board; to review periodically and make recommendations regarding Company codes of conduct and ethics policies for our Directors, Executive Officers and employees and with respect to our Committee charters; and to review Director training initiatives.

➤ *Executive Committee*

The main purpose of the Executive Committee, which unlike the committees described earlier is not required under applicable securities or corporate law, is to act on matters that require immediate attention at the Board level at a time when it is impractical or inconvenient to convene the entire Board to take such action. The Executive Committee has the full authority of the Board, subject to certain restrictions established by law or the Company's governing documents. For example, the Committee is not authorized pursuant to our By-Laws to make submissions to shareholders needing shareholder approval, fill vacancies on the Board or any of its Committees, fix compensation of the Board, make changes to our By-Laws, or repeal any prior resolution of the Board. Because the Board believes proper governance involves the entire Board in the Company's decision process, the Board strives to keep meetings of the Executive Committee to a minimum. The Executive Committee is comprised of the Chairman of the Board, each of the Board Committee Chairs, plus the Lead Director, if different. The Executive Committee did not meet in 2012.

In addition to regular Board and Committee meetings, the independent members of the Board periodically meet in Executive Session to discuss any matters deemed relevant to the Company's operation and condition. No current or former members of Management are in attendance during these Executive Sessions. These sessions are chaired by Mr. Clarke, our independent Lead Director, who began serving in that capacity in January 2012. The Lead Director will poll independent Directors at each Company Board meeting and, if there is a consensus to do so, an Executive Session will be held.

In 2012, the Board had seven regularly scheduled meetings, no special Board meetings and 13 separate Committee meetings. During 2012, there was 100% attendance at all Board and Committee meetings, and each of our Directors attended the 2012 Annual Meeting of Shareholders. All Directors are encouraged to attend our annual meetings of shareholders.

Complete copies of each of the current charters of the Audit Committee, the Compensation Committee and the Governance Committee, as well as a copy of the Corporate Governance Guidelines, the Business Code of Ethics and the Financial Code of Ethics are available on our website at www.arrowfinancial.com under the link "*Corporate Governance*."

Director Independence:

It is the responsibility of the Board to review the independence and qualification of each member of our Board. Under the NASDAQ® listing standards, a majority of the members of the full Board must be independent, as defined thereunder. The Board has determined that the following nine Directors qualify as independent: Directors Carpenter, Carusone, Clarke, Dake, FitzGerald, Kruczlnicki, Little, Moynehan and Reisman. In addition, a Board evaluation of Director nominee Read determined him to be independent. Messrs. Hoy and J. Murphy are not independent due to their prior service as Executive Officers of the Company and their current consulting arrangements with the Company, which are described in "*Director Compensation*" within the Voting Item 1 – Election of Directors section. Mr. T. Murphy is not independent due to his position as our President and CEO.

In making the independence determination for the individual Directors, the Board considers on the one hand transactions and relationships between the Company and its subsidiaries, and on the other hand each Director and/or his or her immediate family or businesses controlled by the Director. The Governance Committee considers the objective standards Directors must meet under the NASDAQ® listing standards, as well as a variety of subjective factors, including particular or unique relationships between the Company and the Director, even if such relationships do not exceed the specific dollar threshold that would disqualify the Director from being independent under applicable regulatory guidelines. In particular, the Governance Committee considered the following 2012 transactions between the Company and certain of its Directors in its assessment of their independence:

- **Director Carpenter** is Chairman of the Board of The Northeast Group, a printing, warehousing and distribution company located in Plattsburgh, New York, whose subsidiary Northeast Printing and Distribution Company owns and publishes *Strictly Business*, a monthly business magazine. During 2012, GFNB made $34,257 in payments to Northeast Printing and Distribution Company for printing and $11,525 to *Strictly Business* for advertising. The Board determined that these payments were below the objective limits for independence set forth in NASDAQ's® listing standards and that the payments were not material in amount and, therefore, did not compromise the independence of Mr. Carpenter.

- **Director Carusone** is an attorney at the local law firm Carusone & Carusone. During 2012, the Company's subsidiary bank, SNB, made $5,000 in payments to Carusone & Carusone as a retainer for legal services to be rendered by the firm to or on behalf of SNB. Additionally, Mr. Carusone received payments from certain SNB loan customers in connection with his representation of SNB at loan closings. The Board determined that the payments received by Mr. Carusone were well below the objective limits for independence set forth in NASDAQ's® listing standards, were not material in amount and did not compromise the independence of Mr. Carusone.

- **Director Dake** is President of Stewart's Shops Corporation, a large, privately owned business that owns and operates a regional chain of convenience stores. During 2012, our subsidiary banks made $189,977 in payments to Stewart's Shops for rent of leased space and other immaterial purchases. The Board determined that these payments were below the objective limits for independence set forth in NASDAQ's® listing standards and were not material to the Company, its subsidiary banks, or Stewart's Shops, and, therefore, did not compromise the independence of Mr. Dake. See "*Related Party Transactions*" later in this section for further information on these transactions.

There were no "Compensation Committee interlocks," as defined under the SEC rules, in existence during fiscal year 2012. No member of the Compensation Committee is a current or former employee of the Company or any of its subsidiaries. No member of the Compensation Committee had substantial business dealings with the Company during 2012, except as noted above.

In addition to meeting the independence standards set forth in the NASDAQ® listing standards, the Board has determined that Directors Clarke, FitzGerald, Kruczlnicki and Reisman each qualify as independent under the SEC's more stringent audit committee independence requirements and that Directors Clarke and Kruczlnicki each qualify as an "Audit Committee Financial Expert," as defined by the SEC rules. Further, the Board has determined that Directors Clarke, Dake, Kruczlnicki and Little each qualify as independent under the recently adopted independence standards of the SEC with respect to compensation committees and that the members will also satisfy the proposed independence requirements of NASDAQ®.

No family relationship exists between any two or more of the nominees, Directors or Executive Officers of the Company or its subsidiaries, except that the wives of Directors Moynehan and J. Murphy are sisters.

Related Party Transactions:

Under the Company's Statement of Policy with respect to Related Parties Transactions, the Audit Committee or the Board itself must approve transactions or relationships between the Company and its related parties, including Directors and Executive Officers, if such transactions or relationships involve an aggregate dollar amount of goods, services or payments in excess of $120,000 or that would otherwise likely require disclosure to shareholders in a future Proxy Statement. Loans from our subsidiary banks to our Directors and Executive Officers, or their families and controlled businesses and other related parties, are often exempt from Audit Committee preapproval under the Policy, due to the limited size of most such loans and the fact that many, if not all, such loans are already subject to Board preapproval under the federal banking agencies' Regulation O. The term "related party" includes the Company's Directors and Executive Officers, members of their immediate families, and the corporations, organizations, trusts and estates with which these individuals are associated.

➤ *2012 Transactions with Related Parties*
During 2012, several of our Directors and Executive Officers and/or their affiliates had outstanding loans from one or both of our subsidiary banks in amounts of $120,000 or more. All of these loans were made in the ordinary course of business of the bank, on the bank's standard terms and conditions, and did not involve more than normal risk of collectability or present any other preferential features. As of December 31, 2012, none of these loans were classified by the Company as a non-accrual, past due, restructured or potential problem loan.

During 2012, the Company's subsidiary banks leased space from Stewart's Shops Corp. ("Stewart's"), a privately owned company operating a regional chain of convenience stores. Director Dake is the President of Stewart's. The Company has established four bank branching offices (two for each of its subsidiary banks) in four different Stewart's convenience stores under multi-year leases with Stewart's. The Company paid rent and incidental expenses to Stewart's on the four offices in the total amount of $189,977 during 2012. The first GFNB branch lease has an original duration of 20 years, expiring in 2019, with a renewal option for two additional ten-year terms. The second GFNB branch lease has an original duration of ten years, expiring in 2020, with a renewal option for three additional five-year terms. The leases for the two SNB branches each have an original duration of ten years; expire in 2015 and 2017, respectively; and have renewal options for two additional five-year terms. These branches are in high-traffic locations. In connection with its approval of the leases, the Board determined that the terms of the leases were, in its opinion, no less favorable than could be obtained from a non-related party in an arms-length transaction.

Board Risk Oversight:

Our Board has responsibility for the oversight of risk management within our Company. Our Board and its Committees regularly discuss and review with Management the areas of material risk exposure, the potential impact of such risks on the Company, the steps taken to monitor our exposure to these risks and the controls adopted to mitigate such risk exposure. Our Committees assist the Board in fulfilling its oversight responsibilities throughout the year, as follows:

- **The Audit Committee** reviews financial risk exposures through monitoring the independence and performance of the Company's internal and external auditors, and the quality and integrity of the Company's financial reporting process and systems of internal controls.

- **The Governance Committee** focuses on the management of risks associated with Board organization, membership and structure, through its nomination process and Director independence assessment, its review of the organizational and governance structure of the Company, and its periodic review of Board practices and policies concerning corporate governance and the Board's performance.

- **The Compensation Committee** assists the Board in fulfilling its oversight responsibilities with respect to the management of risks arising from our compensation policies and programs through its review of all aspects of the compensation paid to Executive Officers, Directors and employees in general. The Committee assesses the ways, if any, in which this compensation may, as an unintended consequence, incentivize action or activities that expose the Company to inappropriate risks, and it recommends to the Board ways to modify those compensation practices appropriately.

In addition to these Board Committees, the Company previously established an Enterprise Risk Management ("ERM") Committee at the Management level to assist the Board by providing reasonable assurance regarding the achievement of the Company's strategic objectives and to enhance the long-term value of the Company. The ERM Committee uses a Board-approved program that is applied both strategically and tactically, and is designed to identify potential and actual risks that may affect the Company. Our ERM Program is based on criteria established in the document entitled, "Enterprise Risk Management – Integrated Framework," issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Directors receive periodic reports from the ERM Committee, which is now chaired by our Chief Risk Officer and includes senior managers, specifically designated members of the Management team and other individuals as appropriate. The ERM Committee was previously chaired by our CFO. However, in November 2012 the Board established a separate position of Chief Risk Officer, who has replaced the CFO as chair of this Committee. The Chief Risk Officer's primary function is to oversee risk management as well as regulatory and compliance requirements. The Chief Risk Officer reports directly to our President.

Named Executive Officers

Our Named Executive Officers ("NEOs") for 2012 included Mr. Hoy, our former President and CEO; Mr. T. Murphy, who succeeded Mr. Hoy as our President in July 2012 and as our CEO at year-end; Mr. Goodemote, our Executive Vice President, Treasurer and CFO; Mr. DeMarco, a Senior Vice President of the Company who was named as President of SNB in July 2012 and as CEO of SNB at year-end; and Mr. O'Conor, a former Senior Vice President of the Company and the former President and CEO of SNB.

Stock Ownership Information

Directors and Executive Officers:

The following table sets forth the beneficial ownership of the Company's common stock, as defined under SEC rules, as of March 4, 2013, our record date, for each Director, Director nominee, Executive Officer of the Company and NEO, as well as for all Directors and Executive Officers as a group.

Beneficial ownership includes all shares of common stock for which the individual has sole or shared voting power or investment power and all shares that the individual has the right to acquire within 60 days of our record date through the exercise of any option, warrant or right. There were 12,141,799 shares of our common stock outstanding on March 4, 2013.

Name	Number of Shares Owned	Options Exercisable Within 60 Days	Total Beneficial Ownership of Company Common Stock	Percent of Shares Outstanding [a]
Herbert O. Carpenter	14,975	2,706	17,681	*
John J. Carusone, Jr.	7,435	2,706	10,141	*
Michael B. Clarke	21,338 [b]	2,706	24,044	*
Gary C. Dake	21,205	2,529	23,734	*
David S. DeMarco	16,382	22,141	38,523	*
Mary-Elizabeth T. FitzGerald	10,715	2,678	13,393	*
Terry R. Goodemote	10,838 [c]	18,416	29,254	*
Thomas L. Hoy	173,564 [d]	61,619	235,183	1.93 %
David G. Kruczlnicki	20,942	2,684	23,626	*
Elizabeth O'C. Little	12,871	2,706	15,577	*
David L. Moynehan	24,483 [e]	2,706	27,189	*
John J. Murphy	37,780 [f]	2,706	40,486	*
Thomas J. Murphy	15,582	10,146	25,728	*
Raymond F. O'Conor	49,547	21,252	70,799	*
Colin L. Read	2,789	—	2,789	*
Richard J. Reisman	19,872 [g]	2,616	22,488	*
Total Shares of Directors and Executive Officers as a Group (14 persons) [h]	**407,982**	**139,065**	**547,047**	**4.45%**

(a)   The use of an asterisk ("*") denotes a percentage ownership of less than 1%.
(b)   Includes 16,850 shares held directly by Mr. Clarke's wife in a revocable trust. These shares are pledged for a loan arrangement.
(c)   Includes 72 shares held as custodian for Mr. Goodemote's child.
(d)   Includes 2,938 shares held directly by Mr. Hoy's wife, 2,460 shares held by Mr. Hoy's wife in an individual retirement account and 3,346 shares held in a Hoy family irrevocable trust as to which Mr. Hoy is grantor.
(e)   Includes 8,200 shares pledged as security for a loan arrangement.
(f)   Includes 25,313 shares held jointly by Mr. J. Murphy with his wife.
(g)   Includes 501 shares held directly by Dr. Reisman's wife.
(h)   The total excludes Mr. O'Conor as a result of his retirement in December 2012 and Mr. Read since he is a Director Nominee.

5% Shareholders:

The following table sets forth the beneficial ownership of the Company's common stock as of March 4, 2013, by the two persons known by us to be beneficial owners of more than 5% of the outstanding shares of our common stock. Beneficial ownership includes all shares of common stock as to which the person has sole or shared voting power or investment power.

Name	Shares Owned	Percent [a]
BlackRock, Inc. 40 East 52nd Street New York, NY 10022	722,602 [b]	5.95%
The Vanguard Group 100 Vanguard Blvd. Malvern, PA 19355	699,129 [c]	5.76%

(a) Percentage based on 12,141,799 shares of our common stock outstanding on March 4, 2013.
(b) The listed number of our shares and percentage ownership of the Company's common stock by BlackRock, Inc. is based solely upon a Schedule 13G, Amendment No. 3, filed by BlackRock, Inc. on February 6, 2013, with the SEC. In that amendment, BlackRock, Inc. reported that as of December 31, 2012, it had sole and dispositive voting power over all of these shares. BlackRock, Inc. is an asset management company that provides asset management services to numerous mutual funds.
(c) The listed number of our shares and percentage of the Company's common stock by The Vanguard Group is based solely upon a Schedule 13G filed by The Vanguard Group on February 13, 2013, with the SEC. In that filing, The Vanguard Group reported that as of December 31, 2012, it had sole power to vote 15,273 shares, sole power to dispose of 685,256 shares and shared power to dispose of 13,873 shares. The Vanguard Group is an asset management company that provides asset management services to numerous mutual funds.

Our subsidiary banks, GFNB and SNB, in their capacity as fiduciary of numerous accounts in their respective Trust Departments, including, in the case of GFNB, as trustee of our Employee Stock Ownership Plan ("ESOP"), held 1,673,050 shares of our common stock, or 13.78% of the total shares outstanding and entitled to vote on March 4, 2013, our record date. However, GFNB and SNB were the beneficial owners of only a relatively small number of these shares. Other persons, such as the individual ESOP participants, had the sole power to vote and/or direct the disposition of most of these shares. As a result, neither GFNB nor SNB were the beneficial owners of more than 5% of the shares of our common stock outstanding and entitled to vote on March 4, 2013.

Compensation Discussion and Analysis

Executive Summary:

The Compensation Discussion and Analysis portion of our Proxy Statement provides our shareholders with an explanation of our NEO compensation philosophy, programs, policies and decisions, all within the context of our business environment and performance. Our goal is to present a clear and concise overview of our executive compensation practices.

➤ *2012 Business Performance*
   The Company's subsidiary banks, GFNB and SNB, operate and compete in a mature banking market that is characterized by intense and growing competition and high consumer expectations regarding the pricing and delivery of financial products. In recent years, we have increased our investment in the property and casualty insurance line of business by acquiring three agencies since 2010, all of which are located in and serving the same geographic area as many of our current bank branches.

   Increasing regulation and a prolonged low interest rate environment were ongoing challenges in 2012. The Company, however, delivered a solid performance that included a fifth consecutive year of record net income by adhering to a conservative business model that emphasizes a strong capital position, high loan quality, knowledge of our market and responsiveness to our customers. Results for the fiscal year ended December 31, 2012, included:

   • Net income for the year was $22.2 million.
   • Assets grew by $60.1 million to $2.02 billion.

- Nonperforming assets were only 0.45% of total assets as of December 31, 2012.
- Net loan charge-offs represented just 0.05% of average loans outstanding for the year.
- Insurance commission income rose 11.8%.
- A 2% stock dividend was distributed to our shareholders during 2012.
- Cash dividends increased 3%.
- Shareholders' equity reached a record high of $175.8 million at year-end, up 5.7%.
- Book value per share increased 5.4%.

Please refer to our 2012 Annual Report on Form 10-K for five- and ten-year comparisons of the total cumulative return (assuming reinvestment of dividends) for our common stock, as compared to the Russell 2000 Index, the NASDAQ® Banks Index and the Zacks $1B-$5B Bank Assets Index. These graphs show that the cumulative total return for our stock generally outperformed our peer group and the mid-cap market over each of these periods.

➤ *2012 Executive Officer Succession*
In 2012, the Company successfully completed a multi-step leadership transition, culminating with the retirement of longtime CEO Hoy on December 31, 2012. Mr. T. Murphy succeeded Mr. Hoy as President of the Company on July 1, 2012 (having succeeded Mr. Hoy as President of GFNB one year earlier), and assumed the position of Company CEO from Mr. Hoy on December 31, 2012. In addition, Mr. O'Conor, for many years the President and CEO of SNB, was succeeded in 2012 by Mr. DeMarco, who became President of SNB on July 1, 2012, and CEO of SNB on December 31, 2012.

In connection with the promotion of Mr. DeMarco to CEO of SNB at year-end 2012, the Compensation Committee approved a one-time, conditional cash bonus payment to Mr. DeMarco in the amount of $75,000. As a condition to such bonus payment, Mr. DeMarco agreed that if he terminates his employment with the Company and its affiliated group without "cause," as defined in his employment agreement with the Company, prior to December 31, 2013, he will reimburse the Company for the full amount of the bonus, and if he terminates his employment after December 31, 2013, but before December 31, 2014, he will reimburse the Company for one-half of the bonus.

As a result of the multi-step leadership transition referenced above, the Company entered into new employment agreements at mid-year 2012 with Messrs. T. Murphy and DeMarco reflecting their promotions within the Company at that time. These employment agreements were otherwise substantially similar to the pre-existing employment agreements these individuals had with the Company. When the leadership transition was completed at year-end 2012 and Mr. T. Murphy became CEO of the Company and Mr. DeMarco CEO of SNB, they again received new employment agreements reflecting their year-end promotions, including salary increases, but otherwise containing substantially identical terms to those in the mid-year employment agreements. Mr. Goodemote, our CFO, also received a new employment agreement from the Company on January 31, 2013, reflecting his new salary but otherwise containing terms substantially similar to those in his pre-existing employment agreement. The agreements with NEOs are described later in the Agreements with Executive Officers section.

➤ *Key Compensation Decisions and Actions*
The business climate, our performance and the organizational changes that took place in 2012 impacted various compensation decisions. The following is a summary of key actions taken by the Compensation Committee on executive compensation in 2012, which are further detailed later in this section:

- **Short-Term Incentive Bonus Awards:** At year-end 2012, the Compensation Committee made determinations regarding the short-term incentive bonus awards payable to Messrs. Hoy and O'Conor for 2012 under the Company's Short-Term Incentive Plan ("STIP"). In light of the personal year-end tax and financial considerations of Messrs. Hoy and O'Conor and upon a review of the estimated overall results of the Company for 2012, as well as the estimated performances for 2012 on the particular Company and individual performance targets established for Messrs. Hoy and O'Conor under the STIP, the Compensation Committee determined that estimated payments be made to each of them in December 2012 instead of in January 2013, as would otherwise have been typical. Accordingly, under the STIP Mr. Hoy received a December bonus payment of $153,000 and Mr. O'Conor received a December bonus payment of $42,000. Additional payments were approved for Messrs. Hoy and O'Conor in January 2013 based on the final results of the Company's performance, when the other short-term incentive bonus awards were approved by the Compensation Committee in the amounts of $6,104 and $2,243, respectively. In total, Mr. Hoy's bonus approximated 95.8% of his 2012 annual incentive target opportunity under the STIP and Mr. O'Conor's bonus payment approximated 99.1% of his 2012 annual incentive target opportunity under the STIP. In January 2013, the Compensation Committee determined the short-term incentive bonus awards for fiscal 2012 payable to the remaining NEOs, which averaged 98.8% of their individual target bonuses. All of these bonus awards under the STIP reflected the Company's 2012 performance, as summarized later in this section under "*Short-Term Incentive Plan (STIP) Bonus Awards*."

- **Special SERP Award:** Upon Mr. Hoy's retirement as CEO at year-end 2012, he was entitled to receive certain benefits under the Company's nonqualified Select Executive Retirement Plan ("SERP"). The Compensation Committee and Board determined many years prior to 2012 that Mr. Hoy would be entitled to receive under the SERP a "makeup" benefit payment upon retirement equal to (i) the total benefit he would have received under the Company's qualified defined benefit retirement plan ("Retirement Plan") absent the limitations in the Internal Revenue Code on the maximum amount of compensation payable to senior executives under such plan, minus (ii) the total amount he would actually receive under the Retirement Plan. Subsequently, in 2005, the Compensation Committee and the Board determined that, as an additional benefit payable to Mr. Hoy under the SERP upon his retirement, the makeup payment then payable to him, described above, would be calculated as though he had rendered three additional years of service to the Company upon retirement, in addition to the years of service actually rendered by him at such time. The present value of the makeup benefit as defined in accordance with this amendment, payable to Mr. Hoy upon his retirement, was calculated by the Company at year-end 2012 to be approximately $1,630,000. Under the SERP, this amount was payable to him in the form of an annuity, joint or separate, at his election. Mr. Hoy elected to receive the makeup benefit in the form of a joint-and-fifty-percent-survivor monthly annuity. Based upon Mr. Hoy's age and circumstances, this annuity was calculated by the Company at year-end as generating an annuity of approximately $8,900 per month, commencing on his retirement and ending on the death of the last to survive of Mr. Hoy and his spouse.

  In December 2012, the Compensation Committee determined, based upon Mr. Hoy's dedicated and longstanding service to the Company and its subsidiaries spanning 38 years, to provide to Mr. Hoy, in addition to his makeup benefit, an additional benefit under the SERP. This additional benefit would consist of a series of monthly cash payments payable to him in conjunction with, in the same form as, and continuing for the same period of time as the makeup benefit payments previously given to him under the SERP. The present value of this additional annuity benefit was determined by the Committee to be approximately $342,000, or 21% of the present value of Mr. Hoy's makeup benefit under the SERP. The present value of the additional benefit, when expressed as monthly payments under an annuity, resulted in additional monthly payments of approximately $1,865.

- **Consulting Agreements:** In connection with the retirements of Messrs. Hoy and O'Conor at year-end 2012 and to assist in the transition of our leadership, the Company, upon approval thereof by the Compensation Committee and the Board, entered into a three-year consulting agreement with Mr. Hoy and a one-year consulting agreement with Mr. O'Conor. The agreement with Mr. Hoy is described in "*Mr. Hoy Consulting Agreement*" within the Voting Item 1 – Election of Directors section.

  Under his consulting agreement, Mr. O'Conor agreed to render advice and assistance with respect to the management and operation of the Company's business and affairs as requested by the Company's CEO or Board. As compensation for these services, Mr. O'Conor will receive an annual payment of $24,000 payable in equal monthly installments. He also receives office space, administrative support and equipment as agreed by the parties for the provision of the consulting services. Although Mr. O'Conor's agreement has an initial one-year term, it is generally terminable upon 30 days' prior written notice by either party to the other. The consulting agreement contains confidentiality and non-competition provisions in favor of the Company. During the period of Mr. O'Conor's consultancy under the agreement, any stock options received by him under the Company's long-term incentive plans before his retirement and held by him unexercised on the date of his retirement, will continue to vest (if then not fully vested) and will continue to be exercisable (including for a short period of time following termination of his consultancy) in accordance with and subject to terms of such options. Mr. O'Conor's consulting agreement with the Company may be extended beyond its one-year term, upon the agreement of the parties, but will not automatically continue unless the parties so agree.

➤ *Executive Compensation Program Highlights*

The Compensation Committee and Management strive to have an effective compensation program and strong governance with shareholder-friendly features. These items, summarized below, are more fully described later in this Proxy Statement.

- **Hedging and Pledging Policies:** All NEOs are prohibited from engaging in any speculative transaction designed to hedge or offset any decrease in market value of the Company's securities, including hedging of the Company's common stock. The Company also restricts the pledging of any Company stock by requiring NEOs to obtain Board approval prior to entering into any such agreement in a financial arrangement.

- **Clawback Policy:** In 2012, the Compensation Committee approved a Clawback Policy for its Executive Officers that states any incentives paid on the achievement of financial or operational goals that subsequently are deemed by the Company to be inaccurate, misstated or misleading shall be recoverable from such Officer by the Company.

- **Consultant Independence:** The Compensation Committee periodically engages an independent compensation consultant, historically Pearl Meyer & Partners, LLC.

- **Double-Trigger Mechanism:** Employment agreements for all NEOs include a "double-trigger" mechanism for change of control payments, i.e., to collect, the NEO must also be actively or constructively terminated.

- **Stock Ownership Guidelines:** The Company has stock ownership guidelines for NEOs.

- **No Tax Gross-ups:** The Company never pays any taxes that are otherwise owed by its Executive Officers.

- **No Stock Option Repricing:** The Company has never repriced stock options. The 2008 LTIP, as well as the 2013 LTIP subject to shareholder approval under Item 2 of this Proxy Statement, prohibits repricing without shareholder approval.

- **Risk Assessment:** The Company implements a robust risk oversight and assessment framework to monitor our compensation programs for excessive risk to the Company or its shareholders.

2012 Compensation Philosophy and Program:

The purpose and goal of our executive compensation program is to attract and retain key executives and to motivate our executives to improve the Company's long-term profitability within acceptable risk parameters. Annual determinations regarding executive compensation are based on corporate and individual performance, taking into account compensation paid to executives at comparable banks.

Our executive compensation program consists of the following elements: base salary, annual incentives, long-term incentives, ownership guidelines and executive benefits. The following is a discussion of the primary purpose of each element.

➤ *Base Salary*
  Base salaries are set to recognize the responsibilities associated with the position and expectations with respect to the individual's contribution to the Company. In setting or adjusting base salary levels for our NEOs, the Company considers the following factors: the executive's position, individual performance, contribution to the Company, market salaries for similar positions, experience in that position, industry merit budgets, the Company's overall financial performance and the individual's role in that performance. Base salaries for the NEOs are reviewed and approved annually by the Compensation Committee, usually in January so the Compensation Committee can take into account results from the prior fiscal year-end performance. Other factors considered by the Compensation Committee include leadership and professional standing in the field of banking and financial services, commitment to the community and current market pay position relative to market benchmarking.

➤ *Annual Incentives*
  All short-term incentive bonus awards under our STIP are designed to reward Company and individual performance relative to our annual performance goals. Our STIP is based on a comprehensive quantitative and qualitative assessment of both Company and individual performance. The Compensation Committee considers multiple inputs, including but not limited to: specific financial goals, relative performance to our industry and individual performance. If circumstances arise such as major corporate transactions, unforeseen significant changes in the economy or industry-wide developments of an unexpected nature, the Compensation Committee may review and revise pre-established performance targets during the year. The Compensation Committee, in its sole discretion, will determine on a case-by-case basis whether an Executive Officer will receive a bonus award for the year and, if so, the amount of this bonus. As a discretionary bonus program, no Executive Officer has a contractual right to a bonus award under the STIP.

  Each year, the Compensation Committee sets goals that will result in bonus awards only in years of successful financial performance by the Company. The target bonus awards are defined as a percentage of that Executive Officer's base salary. For 2012, the bonus target awards were 40% of base salary for Mr. Hoy, 30% of base salary for Mr. T. Murphy and 25% of base salary for Messrs. Goodemote, DeMarco and O'Conor.

The pool for the annual short-term incentive bonus awards is generally designed based on the total target awards for that year, but may be adjusted up or down based on Company performance. This adjustment is generally 5% of the target award for each 1% difference from the Company's performance goal, with the following limitations: (i) there will be no bonus awards if the Company's performance is less than 90% of target performance, and (ii) if the Company's performance is greater than 110% of the measurement goal, the bonus awards are capped at 150% of the target payment. The determination of the amount of the annual short-term incentive bonus awards for the NEOs consists of the following three-part process:

- **(1) Company Performance:** The Company's performance is assessed on a weighted combination of five financial performance measures, which the Compensation Committee believes provide an appropriate portfolio of performance goals and a balanced perspective while ensuring sound risk management. The following table shows the performance measure and goal weighting for 2012.

Performance Measure	Weighting for Goals
Net Operating Earnings using Internal NOE	80%
ROE using Internal NOE	5%
Efficiency Ratio	5%
Non-Performing Loans	5%
Net Charge-Offs	5%

  In measuring net income for the purpose of paying short-term incentive bonus awards, the Compensation Committee uses Internal Net Operating Earnings ("Internal NOE"), which is different from U.S. Generally Accepted Accounting Principles ("GAAP") in that it represents the net income of the Company before taking into account significant nonrecurring items, net of tax. The significant non-recurring items are reviewed by the Compensation Committee on a case-by-case basis to determine if the item would have a significant impact on the Company's performance and, therefore, have an impact on the annual short-term incentive bonus awards made to our NEOs under the STIP. The Compensation Committee endeavors to ensure that decisions regarding the bonus awards are unaffected by any item that is not deemed to be in the normal course of business operations so as to eliminate the likelihood of decision-making by NEOs merely to affect the year-end earnings for bonus purposes. In years where there are no significant nonrecurring items, the Company's Internal NOE and GAAP net income will be the same.

- **(2) Individual Performance:** The Compensation Committee performs an overall assessment of the NEO's performance based on subjective and objective criteria weighted toward Company and team-oriented goals. The Compensation Committee relies on input from the CEO for the other NEOs.

- **(3) Relative Weighting of Corporate and Individual Performance:** The third and final step in assessing a NEO's ultimate performance measure for purposes of the short-term incentive bonus awards is the determination by the Compensation Committee of the relative weighting to be assigned to Company performance versus individual performance for that particular NEO. Typically, the relative weighting for each NEO is based on his particular position with the Company. For 2012, Messrs. Hoy and T. Murphy were evaluated exclusively, or 100%, on the Company's performance, and Messrs. Goodemote, DeMarco and O'Conor were evaluated 50% on the Company's performance and 50% on individual performance.

Historically, the Compensation Committee meets at the beginning of each year to determine short-term incentive bonus awards for the previous year, when the Company's final year-end performance is known and can be accurately measured. At this same meeting, the Compensation Committee typically sets the STIP goals for the current year as well. However, as noted above, in connection with Messrs. Hoy and O'Conor's retirement in December 2012, the Compensation Committee determined to pay Messrs. Hoy and O'Conor estimated short-term incentive bonus awards with respect to fiscal year 2012 under the STIP in December 2012, rather than in January 2013. The Compensation Committee finalized the amounts of these awards to them in January 2013.

Although there is a formula for determining the dollar amount of the annual short-term incentive bonus awards under the STIP, the Compensation Committee retains full discretion for making these awards to all our NEOs, and simply meeting pre-established performance thresholds does not compel payment of the award. There have been years in which awards would have been payable based on the formula but, in fact, were not paid.

➤ *Long-Term Incentives*

The long-term incentive plan, which historically has consisted exclusively of award of stock options, is designed to align the goals of our NEOs with the goals of our shareholders. Long-term incentive compensation has been provided through the Company's 2008 LTIP. Shareholders are being asked to approve a new, similar long-term incentive plan under Item 2 of this Proxy Statement, the 2013 LTIP, which will succeed and replace the 2008 LTIP and will authorize the issuance of a maximum 450,000 shares of Company common stock. For more on this proposal, see the Voting Item 2 – Approval of 2013 Long Term Incentive Plan section.

The 2008 LTIP allows for multiple equity forms, such as restricted stock and stock options. However, the Company has never issued restricted stock. Historically, the Company has provided long-term incentive compensation in the form of stock options, which only provide value to our NEOs if the Company's stock price increases. The long-term incentive component of our compensation program is intended to recognize Management collaboration and drive shareholder value creation, which encourages alignment with our shareholders. Equity awards are discretionary and typically considered by the Compensation Committee at its January meeting in light of the Company's and the individual's prior year performance. The Compensation Committee considers the individual's contributions to the Company's success. Stock options granted under our long-term incentive plan normally vest 25% per year over a four-year period, which reinforces the long-term nature of the grant and promotes retention of our top performers. The exercise price for stock option awards is set at 100% of the market closing price of the stock on the date of grant. The Company's annual stock option awards are generally granted at the same time each year, in the month of January shortly after the close of the Company's fiscal year. Furthermore, the provisions of our long-term incentive plan do not allow "backdating" or "reloading" of option grants. Repricing of our stock option grants is not permitted without shareholder approval.

➤ *Ownership Guidelines*

In order to better align the interests of the NEOs with the interests of our shareholders, the Company adopted stock ownership requirements for our NEOs in January 2011. Under our Stock Ownership Guidelines, the NEOs are required to own a number of shares of the Company's common stock equal to three times base salary for the CEO and one times base salary for other NEOs. Until the required ownership is attained, this policy restricts the NEO's ability to sell shares of the Company's common stock obtained through long-term incentive plan stock-option awards. These stock ownership requirements are measured by the Compensation Committee at its June meeting each year, using data as of December 31 of the previous year. Common shares owned outright or shares held through benefit plans are currently counted toward the stock ownership requirement. Conversely, unvested awards or unexercised stock options do not count toward the stock ownership requirement. Individuals have five years from appointment or promotion as a NEO to meet these requirements. The independent members of the Board have the discretion to address and approve "hardship" exceptions on a case-by-case basis.

➤ *Executive Benefits*

The executive benefit program is intended to provide appropriate security and benefits for our NEOs, allowing them to focus on managing the business. Generally, NEOs are eligible for the benefits package we offer to our full-time employees, which includes medical, dental, life and long-term disability insurance, and qualified retirement plans. In addition, our executive compensation program includes other select benefits summarized below. These benefits are provided in furtherance of the goal of providing NEOs with a comprehensive and competitive compensation package, taking into consideration both market and best practices. All forms of executive benefits and perks are reviewed and approved by the Compensation Committee.

- **Retirement and Select Executive Retirement Plans:** The Company provides a defined benefit retirement plan, an ESOP and a non-matching Retirement Plan to all eligible full-time employees. Additionally, the Compensation Committee may permit NEOs to participate in the SERP. There are two components of the SERP: (i) a "makeup" benefit that is designed to provide participants with a level of benefit that they would have received under the Retirement Plan if there were no limitations on eligible compensation in the Internal Revenue Code, and (ii) additional benefits that are granted by the Compensation Committee on a discretionary basis to provide retirement benefits that appropriately reflect the Executive's service and contribution to the Company. Of our NEOs in 2012, Mr. Hoy participated in both SERP components and Mr. O'Conor participated in the "makeup" benefit only. The Company's retirement plan and SERP are discussed further in *"Pension Benefits Table"* within the Executive Compensation section.

- **Deferred Compensation Plan:** The Company maintains a nonqualified deferred compensation plan for NEOs, under which they may elect to defer some or all of their salary and bonus until retirement. The deferred amounts accumulate interest at a rate equal to the highest rate currently being paid on individual retirement accounts by GFNB. Although all of the NEOs were eligible to participate, Messrs. Hoy and O'Conor were the only active participants of that group during 2012. This deferral plan is further discussed in *"Nonqualified Deferred Compensation Table"* within the Executive Compensation section.

- **Executive Perquisites:** The Company provides very limited perquisites to its NEOs. In 2012, Messrs. Hoy, T. Murphy, Goodemote, O'Conor and DeMarco each received the personal use of a company automobile. Messrs. T. Murphy, Goodemote and DeMarco also received the reimbursement of country club dues. No other perks were provided.

- **Employment Agreements with Named Executive Officers:** Historically, the Company has entered into employment agreements or limited change of control agreements with its NEOs. In 2012, the Company had employment agreements with Messrs. Hoy and O'Conor that ended upon their retirements at year-end. The Company currently has three-year employment agreements with Messrs. T. Murphy and Goodemote and a two-year agreement with Mr. DeMarco. The Compensation Committee reviews and approves the key terms of all employment agreements on an annual basis. At its January 2013 meeting, the Committee recommended and the Board approved a renewal of the agreements with Messrs. T. Murphy, Goodemote and DeMarco effective February 1, 2013.

  These agreements contain standard terms relating to salary, position, duties and benefits, as well as special cash payments following a change of control of the Company accompanied or followed by a termination of the NEO's employment by the Company without cause or by the NEO himself for good reason, that is, a "double trigger." These agreements do not provide any right to receive a payment under the STIP, to receive any amounts of stock awards under any long-term incentive plan, or to receive any additional retirement benefits under our Retirement Plan or SERP. The Compensation Committee and our Board will continue to review the appropriateness of employment agreements on a case-by-case basis. These employment agreements are described in more detail in the Agreements with Executive Officers section.

  The Company has entered into consulting agreements with former NEOs, such as retiring NEOs, to ensure a smooth transition of an operating function from the retiree to his or her successor and/or to ensure continuing access by the Company to the expertise of the retiree. Mr. Hoy, the Company's former President and CEO; Mr. J. Murphy, the Company's former CFO; and Mr. O'Conor, the former President and CEO of SNB, are each serving under such post-retirement consulting arrangements. These arrangements are further described in "*Mr. Hoy Consulting Agreement*" and "*Mr. J. Murphy Consulting Agreement*" within the Voting Item 1 – Election of Directors section, and earlier in this Compensation Discussion and Analysis with respect to Mr. O'Conor.

The Company believes these five components – base salary, annual incentives, long-term incentives, ownership guidelines and executive benefits – comprise a total compensation program that both aligns pay and performance and supports a balance between the various elements. Our executive compensation program is reviewed at least annually by the Compensation Committee to ensure that various considerations such as security versus performance, fixed versus variable, short-term versus long-term, cash versus equity-based compensation and benefits provided are and remain appropriate in light of market trends and the Company's primary business objectives. Our policy and practice is to consider the Company's performance compared to peer and industry performance, as well as market compensation levels in making our short and long-term compensation decisions to ensure our compensation package effectively reflects performance.

2012 Process for Determining Executive Compensation:

➤ *Role of the Compensation Committee, Independent Consultants and Management*
The Compensation Committee oversees our executive compensation policies and process and is responsible for the final decisions on many components of executive compensation for the CEO and the other NEOs, and makes recommendations to the full Board on other components such as employment agreements. The Compensation Committee is responsible for reviewing and approving all aspects of compensation of our CEO and other NEOs, and receives input from the CEO and the full Board on key compensation policy issues. Each of the four Directors who serve on the Compensation Committee are, in the Board's opinion, independent under the NASDAQ® listing requirements and have a significant degree of tenure and stability in membership that the Company believes enhances its ability to make informed, well-founded decisions regarding compensation programs, practices and proposed changes. The Compensation Committee met five times during 2012, and its Chair provides regular reports to the Board.

The Compensation Committee is authorized to seek the assistance of independent compensation consultants. These consultants are paid by the Company, but are hired by, directed by and report directly to the Compensation Committee. During 2012, the Compensation Committee retained the services of Pearl Meyer & Partners, LLC ("PM&P"), an independent outside consulting firm specializing in executive and board compensation, to provide assistance with executive compensation review and support with compensation policies and proxy disclosure. PM&P provides no other consulting services for the Company.

Our CEO provides the Compensation Committee with an annual review of his own goals for the Company, including broad performance and personal goals, as well as a performance assessment for the other NEOs. Management also provides information and data on Company and individual performance and executive compensation to the Compensation Committee. Although our CEO provides insight and recommendations regarding NEO compensation, it is the Compensation Committee that votes on decisions regarding NEO compensation. Where appropriate, the Board will also approve recommendations regarding NEO compensation. Although the Compensation Committee meets with our CEO to obtain his views, goals and assessments regarding compensation matters, as discussed above, the decisions regarding his compensation package are made solely by the Compensation Committee without the CEO or other NEOs present.

➤ *Benchmarking*
In setting program targets and making compensation decisions, the Compensation Committee sources a variety of data and information related to market practices for bank holding companies similar to the Company and may engage independent compensation consultants on a periodic basis to conduct comprehensive competitive reviews.

The Compensation Committee relies on three key reports, as summarized below, to ascertain market-competitive guidelines for base salary, short- and long-term incentive targets, and estimated total direct compensation, with ranges for performance. The guidelines allow the Compensation Committee to see the potential pay and range of pay for each executive role and provide a framework for consideration by the Compensation Committee in setting targeted pay levels going forward.

In May each year, the Compensation Committee reviews peer group data from the Executive Compensation Review for Banks and Thrifts prepared annually by SNL Financial ("SNL"), which provides executive compensation and performance data relative to a peer group. Further, in October each year, the Compensation Committee reviews a regional and local financial institution compensation survey compiled by Management from certain local and regional bank proxy statements, which summarizes the compensation of named executive officers of those organizations. Both the SNL and Management surveys are updated annually.

In addition, the Compensation Committee commissions an independent outside consulting firm to conduct a comprehensive review of the Company's executive compensation program. In 2012, PM&P was hired to update and replace the review it previously prepared in 2009. The new PM&P report was completed in late 2012 and presented at the Compensation Committee's January 2013 meeting. The purpose of this review was to provide an independent and objective analysis of all elements of compensation, individually and in aggregate, relative to market and peer group practices. Pay mix and an assessment of the pay-for-performance relationship were also presented to the Compensation Committee to provide foundational information to support compensation decisions for Management.

A primary data source used in setting the competitive market for the compensation of our NEOs is the information publicly disclosed by a peer group of other publicly traded banks. This peer group was developed by PM&P, an independent compensation consulting firm, using objective parameters that reflect bank holding companies of similar asset size and region. In the future, the peer group will be reviewed and updated to ensure an appropriate comparison based on size and business focus.

The 2012 peer group consisted of 20 bank holding companies in Pennsylvania, Massachusetts, New Jersey, New York, Rhode Island and Vermont, ranging from approximately $1.3 billion in assets to $4.5 billion in assets and positioning the Company at approximately the median for size ($1.9 billion in assets). The following is the peer group used in the 2012 PM&P review:

Alliance Financial Corporation	ESB Financial Corporation	Peapack-Gladstone Financial Corporation
Berkshire Hills Bancorp, Inc.	Financial Institutions, Inc.	Tompkins Financial Corporation
Brookline Bancorp, Inc.	Lakeland Bancorp, Inc.	United Financial Bancorp, Inc.
Bryn Mawr Bank Corporation	Merchants Bancshares, Inc.	Univest Corporation of Pennsylvania
Citizens & Northern Corporation	Metro Bancorp, Inc.	Washington Trust Bancorp, Inc.
CNB Financial Corporation, Inc.	OceanFirst Financial Corporation	Westfield Financial, Inc.
Enterprise Bancorp, Inc.	Orrstown Financial Services, Inc.	

In addition to the custom peer group data, PM&P used data from banking industry surveys that reviewed bank holding companies of similar asset size and regions to that of the Company.

➤ *Performance Analysis*

Given the Company's focus on "stretch" performance and high standards, the Compensation Committee and Board also review the Company's performance relative to other bank holding companies in the form of the Federal Reserve Bank's "Bank Holding Company Performance Report," which contains peer group data consisting of all U.S. bank holding companies having between $1.0 and $3.0 billion in total assets.

Set forth below is a comparison between the Company's financial performance across several key performance metrics for the twelve-month period ending December 31, 2012, and the performance across these same metrics of a peer group of bank holding companies for the nine-month period ending September 30, 2012, using peer group information derived from the Federal Reserve Bank's "Bank Holding Company Performance Report" as of the same date – the most recent information available at the time the Compensation Committee met in January to review performance.

This comparison shows that the Company continued to be among the top performers in this national peer group during 2012. Our operating results and asset quality ratios withstood the economic stress of 2012 better than those of most banks in this group.

Key Performance Metric	Arrow Financial Corporation 12/31/2012	Federal Reserve Bank Peer Data 09/30/2012
Profitability Ratios (Higher is Better)		
ROA – Return on Average Assets	1.11%	0.82%
ROE – Return on Average Equity	12.88%	7.93%
Asset Quality (Lower is Better)		
Net Loans Charged-off as a Percentage of Average Loans	0.05%	0.58%
Nonperforming Loans as a Percentage of Period-end Loans	0.69%	2.48%
Efficiency Ratio (Lower is Better)	58.62%	69.91%

Executive Compensation Decisions:

➤ *January 2012 Base Salary Decisions*

The Compensation Committee met in January 2012 to review corporate and individual executive performance for 2011. Please see last year's Proxy Statement and our 2011 Annual Report on Form 10-K for a detailed review of the Company's 2011 performance. Based on this performance, noting the Company's record earnings and strong asset quality, as well as a review of the individual performance of the NEOs, the Compensation Committee approved the base salary increases set forth in the following table for the NEOs effective January 1, 2012.

Named Executive Officer	2011 Salary	January 2012 Raise % of Base Salary	January 2012 Raise Amount	2012 Salary
Mr. Hoy	$ 415,000	—	—	$ 415,000
Mr. T. Murphy	$ 195,000	2.6%	$ 5,000	$ 200,000
Mr. Goodemote	$ 185,000	2%	$ 3,700	$ 188,700
Mr. DeMarco	$ 175,000	2%	$ 3,500	$ 178,500
Mr. O'Conor	$ 175,000	2%	$ 3,500	$ 178,500

➤ *January 2013 Base Salary Decisions*

The Compensation Committee met in January 2013 to review corporate and individual executive performance for 2012. Please see "*2012 Business Performance*" in this section and our 2012 Annual Report on Form 10-K for a detailed review of the Company's 2012 performance. Based on the performance of the Company and the individuals, as well the promotions of Mr. T. Murphy to CEO of the Company and GFNB and Mr. DeMarco to CEO of SNB, the Compensation Committee approved the base salary increases set forth in the following table for the NEOs of the Company effective January 1, 2013.

The increases provided to the individuals listed were intended to align their salaries with a market-competitive level of compensation. Further, in the case of Messrs. Murphy and DeMarco, these increases were contemplated in light of their recent promotions. Prior to the January 2013 base salary increases, all of the NEOs in the table below were positioned below the 25th percentile of the peer group used in the 2012 PM&P review. Following the January 2013 base salary increases, Mr. T. Murphy remains below the 25th percentile and Messrs. Goodemote and DeMarco now approximate the median of the PM&P review peer group, which is described in further detail in this section.

Named Executive Officer	2012 Salary	January 2013 Raise		2013 Salary
		% of Base Salary	Amount	
Mr. T. Murphy	$ 200,000	50%	$ 100,000	$ 300,000
Mr. Goodemote	$ 188,700	21.9%	$ 41,300	$ 230,000
Mr. DeMarco	$ 178,500	17.6%	$ 31,500	$ 210,000

Due to their retirements effective December 31, 2012, Messrs. Hoy and O'Conor are not listed in the 2013 salary schedule, as they are no longer Executive Officers of the Company.

➤ **Short-Term Incentive Plan (STIP) Bonus Awards**
In determining the short-term incentive bonus awards for NEOs at any year-end, the Compensation Committee carefully considers the recent financial performance of the Company, strategic results such as product and market expansion, as well as individual performance factors such as leadership and commitment to the community. The amounts of such awards are principally determined based on the achievement of pre-established Company performance targets, as well as an overall individual assessment. See "2012 *Compensation Philosophy and Program*" in this section for further detail.

In December 2012, the Compensation Committee reviewed the estimated overall results of the Company for 2012, as well as the estimated performances for 2012 on the particular Company and individual performance targets established for Messrs. Hoy and O'Conor under the STIP, and approved the payment of estimated short-term incentive bonus awards for Messrs. Hoy and O'Conor as a result of their personal year-end tax and financial considerations.

At a meeting in January 2013, the Compensation Committee reviewed the same parameters and the results of the 2012 short-term incentive bonus award goals for all of its NEOs. Based on the final results of the Company's performance, adjustments were approved for Messrs. Hoy and O'Conor, and the amounts of the short-term incentive bonus awards to be paid under the STIP were determined for Messrs T. Murphy, Goodemote and DeMarco. As noted earlier in this section, the Compensation Committee uses an Internal NOE calculation to measure its performance goals. Internal NOE is calculated on a basis other than GAAP, in that Internal NOE represents the net income of the Company before significant nonrecurring items, net of tax. The decision by the Compensation Committee to eliminate significant nonrecurring items from the award review process could result in an Internal NOE that is higher or lower than net income reported in conformity with GAAP.

In 2012, the Internal NOE was lower than GAAP net income (i.e., GAAP net income was $22.179 million while the Internal NOE used to calculate the short-term incentive bonus awards was $21.656 million, $0.5 million less). This was primarily the result of the exclusion of net gains recognized by the Company on the sale of long-term investments. The Compensation Committee determined that exclusion of these items was appropriate for purposes of determining the annual STIP bonus awards and resulted in lower annual awards to the NEOs than would have been the case without the exclusion.

The following table provides a comparison of the Company's 2012 target performance goals, the 2012 actual results and peer data from the Federal Reserve Bank's Bank Holding Company Performance Report. The weighting used by the Compensation Committee in determining annual awards is described earlier in this section. The Federal Reserve Bank Peer Group Data provided in this table consisted of all U.S. Bank Holding Companies having between $1.0 and $3.0 billion in total assets. The September 30, 2012, peer group data was the most recent data available to the Compensation Committee during its review at the December 2012 and January 2013 meetings.

Performance Measure	2012 Goal	2012 Actual	09/30/12 Federal Reserve Bank Peer Group Data
Net Operating Earnings "Internal NOE"	$ 21.5 million	$ 21.656 million	N/A
ROE using Internal NOE (Higher is Better)	> 13.00%	12.58%	7.93%
Efficiency Ratio (Lower is Better)	< 56.00%	58.62%	69.91%
Non-Performing Loans (Lower is Better)	< 0.50%	0.69%	2.48%
Net Charge-Offs (Lower is Better)	< 0.15%	0.05%	0.58%

As shown in the Performance Measure Table on the previous page, the 2012 Net Operating Earnings was above goal and ROE (Return on Equity) and the Efficiency Ratio were below goal. The amounts of any potential awards for each individual were adjusted accordingly. Based upon the actual 2012 Company and individual results toward the established 2012 goals, the Compensation Committee approved the following 2012 STIP awards at its January 2013 meeting.

Named Executive Officer	2012 Annual Incentive Target Opportunity		2012 Annual Incentive Actual Awards	
	Amount	% of Base Salary	Amount	% of Base Salary
Mr. Hoy	$ 166,000	40%	$ 159,104	38.34%
Mr. T. Murphy	$ 60,000	30%	$ 58,972	29.49%
Mr. Goodemote	$ 47,175	25%	$ 46,771	24.79%
Mr. DeMarco	$ 44,625	25%	$ 44,243	24.79%
Mr. O'Conor	$ 44,625	25%	$ 44,243	24.79%

➤ *Long-Term Incentive Award Decisions*

The Compensation Committee considers long-term incentive awards to NEOs (typically stock options) in January of each year to better reflect performance of the prior year and ensure greater alignment between pay and performance on a prospective basis. In awarding option grants to our NEOs in January 2012, the Compensation Committee considered the individual's role and the individual contributions made to the Company's success during the previous year. The Committee's option awards to our NEOs in January 2012 were granted for performance in 2011, as detailed in "*Outstanding Equity Awards at Fiscal Year-End Table*" within the Executive Compensation section.

The following awards granted by the Compensation Committee at its January 2012 meeting were issued at an exercise price of $25.42, the closing price of our common stock on the date of grant.

Named Executive Officer	Stock Option Grants in January 2012 # of Shares	Grant Date Fair Value of January 2012 Option Awards
Mr. Hoy [(a)]	—	—
Mr. T. Murphy	10,000	$ 61,313
Mr. Goodemote	5,000	$ 30,656
Mr. DeMarco	3,500	$ 21,460
Mr. O'Conor [(a)]	—	—

(a) Messrs. Hoy and O'Conor each requested no stock option grants be awarded to them due to their substantial individual holdings of Company stock and existing outstanding unexercised options.

No options were issued in January 2013 to the Company's Executive Officers or to any other key employees due to the limited number of remaining shares available for issuance under the 2008 LTIP. Shareholders are being asked to vote at the Annual Meeting on the 2013 LTIP, Item 2 in this Proxy Statement, to succeed and replace the similar existing 2008 LTIP. If approved, the Board may consider awarding stock options under the 2013 LTIP later in 2013 to the Company's Executive Officers and other key employees, which may in some cases be awarded in view of the financial performance of the Company and the individual performance of the recipients in 2012.

Other Compensation-Related Matters:

➤ *Risk Oversight*

The Company carefully monitors its compensation levels to ensure they reflect an appropriate balance of pay-for-performance within acceptable risk parameters. Traditionally, banking organizations relied on strong risk management, internal controls and corporate governance to help constrain risk-taking. However, the financial crisis has illustrated that the incentives created by poorly designed and implemented incentive compensation arrangements can be powerful enough to overcome risk controls. The Company believes incentive compensation awards should be aligned with the institution's overall business strategy and support its desired risk profile. To that end, Management conducted an internal compensation risk assessment to understand the various elements of its overall compensation program, including all incentives. As part of the exercise, Management completed an inventory of our existing compensation programs, including incentives; evaluated the plans; determined the existence of Management and committee oversight; considered appropriate risk mitigants; and assigned a risk rating based on documentation to support these controls. The Company recognizes that an effective incentive program should encourage and reward appropriate performance and requires an element of risk-taking, which is in the long-term benefit of the Company and shareholders. Based on our evaluation, the Company has determined its compensation programs and policies do not create excessive and unnecessary risk taking. Our determination is supported by the following key attributes:

• Our compensation program contains an appropriate balance of fixed and variable compensation.
• The Company offers incentive compensation in multiple forms, including, historically, the award of stock options that are tied to multi-year performance.
• Our STIP contains both a threshold and maximum payment, protecting the Company from the extreme levels of risk that accompany unlimited upside incentive compensation programs and inappropriate pay and performance alignment. Although there is a formula for determining the dollar amount of the annual STIP bonus awards, the Compensation Committee retains full discretion for making STIP bonus awards to all our NEOs. There have been years in which these awards would have been made based on the formula but were not given to the NEOs.
• The Company has share ownership guidelines that further promote long-term thinking and "skin in the game."
• Our benefits programs are competitive with the market and provide for reasonable base line levels of health, welfare and security, further enhancing the risk-mitigating aspects of our overall program.

The Company and its Board, including the Compensation Committee, will continue to ensure that proper policies are maintained to monitor ongoing risk management and assessment of compensation practices.

➤ *Hedging and Pledging Policies*
In 2013, the Board approved hedging and pledging policies for its Directors and Executive Officers who are subject to the SEC's Section 16 reporting requirements. The policy prohibits Directors and Section 16 Officers from entering into financial transactions designed to hedge or offset any decrease in market value of Company stock. In addition, Directors and Section 16 Officers must gain approval from the Board prior to entering into any agreement involving the pledge or other use of Company stock as collateral in a financial arrangement.

➤ *Impact of Accounting and Tax on the Form of Compensation*
The Compensation Committee and Management consider the accounting and individual and corporate tax consequences of the compensation plans prior to making changes to the plans. The Compensation Committee has considered the impact of the expense, which will be recognized by the Company in accordance with FASB ASC TOPIC 718, on the Company's use of equity incentives as a key retention tool.

Section 162(m) of the Internal Revenue Code limits deductibility by the Company of non-exempt taxable compensation paid to NEOs to a maximum of $1,000,000 per annum. Taxable compensation is exempt from this limit on deductibility if it is "performance-based." In the Company's case, neither base salary nor STIP payments are considered performance-based, hence neither would be exempt from "compensation" for purposes of measuring an NEO's compensation in any year against the $1 million deductible limit. On the other hand, stock options granted under the 2008 LTIP or (if approved) the 2013 LTIP are deductible from the definition of "compensation." Based on the current salaries, the Company does not believe that the non-deductibility for tax purposes of any component of the compensation payable to its NEOs under Section 162(m) is a likely concern but will continue to evaluate this issue in future years.

➤ *Say on Pay Advisory Vote*
At the 2011 Annual Meeting, our shareholders voted on an advisory resolution relating to our executive compensation ("Say on Pay") as well as the frequency of such votes in the future ("Say on Pay Frequency"). As it relates to Say on Pay, 85.98% of voting shareholders approved our executive compensation as presented in our 2011 Proxy Statement. The Board and Compensation Committee reviewed these results and determined, given the significant level of support, that no changes to our executive compensation policies were necessary. Regarding Say on Pay Frequency, 63.36% of voting shareholders approved the Board's recommendation of a three-year frequency for such votes. Therefore, the Company will be conducting a Say on Pay vote at the 2014 Annual Meeting of Shareholders. We will continue to evaluate our compensation program, on both an annual and long-term basis, to ensure it reflects our desired philosophy, market and corporate governance best practices, and sound risk management.

Compensation Committee Report:

The Compensation Committee of the Board has reviewed and discussed with Management the Compensation Discussion and Analysis section, as required by Item 402(b) of the SEC's Regulation S-K and the Compensation Committee's Charter. Based on its review and discussion, the Compensation Committee has recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement.

David G. Kruczlnicki, *Chairman*	Gary C. Dake
Michael B. Clarke	Elizabeth O'Connor Little

Executive Compensation

This Executive Compensation section includes several tables with details of the compensation actually paid and/or awarded to each of the NEOs of the Company for each of the last three fiscal years. Tables included in this section are:

- Summary Compensation
- Grants of Plan-Based Awards
- Outstanding Equity Awards at Fiscal Year-End
- Option Exercises and Stock Vested
- Pension Benefits
- Nonqualified Deferred Compensation

Summary Compensation Table:

The following table sets forth information concerning total compensation paid to and compensatory awards received by the NEOs in each of the relevant years.

Name and Principal Position	Year	Salary	Bonus	Stock Awards	Option Awards (b)	Non-Equity Incentive Plan Compensation (c)	Change in Pension Value and Nonqualified Deferred Compensation Earnings (d)	All Other Compensation (e)	Total
Thomas L. Hoy Chairman and former President and CEO	2012	$ 415,000	—	—	—	$ 159,104	$ 621,866	$ 20,174	$1,216,144
	2011	$ 415,000	—	—	$ 80,375	$ 147,582	$ 259,094	$ 22,401	$ 924,452
	2010	$ 400,000	—	—	$ 82,750	$ 138,655	$ 369,260	$ 21,946	$1,012,611
Thomas J. Murphy, CPA President and CEO	2012	$ 200,000	—	—	$ 61,313	$ 58,972	$ 17,790	$ 7,770	$ 345,845
	2011	$ 165,404	—	—	$ 16,075	$ 44,627	$ 11,838	$ 6,918	$ 244,862
	2010	$ 135,000	—	—	$ 9,930	$ 20,996	$ 12,915	$ 5,307	$ 184,148
Terry R. Goodemote, CPA Senior Executive Vice President, Treasurer and CFO	2012	$ 188,700	—	—	$ 30,656	$ 46,771	$ 31,486	$ 6,819	$ 304,432
	2011	$ 179,462	—	—	$ 22,505	$ 42,473	$ 24,394	$ 7,445	$ 276,279
	2010	$ 170,000	—	—	$ 23,170	$ 37,264	$ 29,912	$ 7,173	$ 267,519
David S. DeMarco Senior Vice President	2012	$ 178,500	$ 75,000 (a)	—	$ 21,460	$ 44,243	$ 41,542	$ 7,430	$ 368,175
	2011	$ 175,000	—	—	$ 22,505	$ 40,382	$ 34,029	$ 7,396	$ 279,312
	2010	$ 170,000	—	—	$ 23,170	$ 36,883	$ 35,962	$ 7,253	$ 273,268
Raymond F. O'Conor Former Senior Vice President	2012	$ 178,500	—	—	—	$ 44,243	$ 63,253	$ 7,334	$ 293,330
	2011	$ 175,000	—	—	$ 22,505	$ 39,417	$ 60,973	$ 7,607	$ 305,502
	2010	$ 170,000	—	—	$ 23,170	$ 37,264	$ 68,897	$ 7,422	$ 306,753

(a) Represents a one-time cash bonus payment for Mr. DeMarco in connection with his promotion to CEO of SNB on December 31, 2012. Mr. DeMarco has agreed that if he terminates his employment from the Company and its affiliated group without

"cause," as defined in his employment agreement with the Company, prior to December 31, 2013, he will reimburse the Company for the full amount of the bonus, and if he terminates his employment after December 31, 2013, but before December 31, 2014, he will reimburse the Company for one-half of the bonus.

(b) This column sets forth the dollar value of option awards granted to each of the NEOs under the 2008 LTIP for each of the listed years, calculated in accordance with FASB ASC TOPIC 718. The estimated value of each stock option granted in 2010 was $6.62 per option share (all grants made on January 27, 2010); the estimated value of each stock option granted in 2011 was $6.43 per option share (all grants made on January 26, 2011); and the estimated value of each stock option granted in 2012 was $6.13 per option share (all grants made on January 25, 2012), in each case using the Black-Scholes model to estimate fair value. All options granted in 2012 to the NEOs were granted at an exercise price of $25.42, the closing price of our common stock on the date of grant. All stock options vest ratably in equal installments over the first four anniversaries following the date of grant.

(c) This column sets forth the short-term incentive bonus payments made to each NEO under the Company's STIP for each of the listed years, based on the financial performance of the Company, strategic Company results and individual performance factors during that year. STIP amounts payable for a given year are generally paid in January of the succeeding year. However, in light of the personal year-end tax and financial considerations of Messrs. Hoy and O'Conor, the Compensation Committee approved estimated short-term incentive bonus payments to each of them in December 2012. Additional payments were approved for Messrs. Hoy and O'Conor in January 2013 based on the final results of the Company's 2012 fiscal year performance.

(d) This column sets forth the actuarial increase during each of the listed years in the present value of the NEO's retirement benefits under qualified pension plans and nonqualified deferred compensation plans established by the Company that cover such NEO, determined using interest rate, mortality rate and other assumptions consistent with those used in the Company's financial statements. The increase in present value of retirement benefits reported for each of the NEOs, other than Mr. Hoy, for 2012 includes: (i) under the Company's Employees' Pension Plan ("Pension Plan"), $17,790 for Mr. T. Murphy, $31,486 for Mr. Goodemote, $41,542 for Mr. DeMarco and $55,949 for Mr. O'Conor, and (ii) under the Company's SERP, $7,304 for Mr. O'Conor. For Mr. Hoy, the present value of his retirement benefits under the Pension Plan decreased by $168,959 in connection with his request to be paid a lump sum payout for the accumulated benefit thereunder in two installments. The first installment was paid on December 31, 2012, the date of his retirement, in the amount of $1,176,560, and the second will be paid in December 2013. As discussed in "*Key Compensation Decisions and Actions*" earlier in this section, the Compensation Committee approved an additional benefit under the SERP for Mr. Hoy, which resulted in an additional annuity benefit for him of approximately $342,000, leading to a total increase in the present value of his SERP of $621,866. In accordance with SEC rules, the loss in present value of Mr. Hoy's Pension Plan benefit has not been used to offset the positive change in present value associated with his SERP.

(e) All Other Compensation includes the following components for 2012:

Name	Company Contribution to Employee Stock Ownership Plan (ESOP)	Life insurance premiums paid by the Company for the benefit of the NEO	Dollar value of the discount in share price for Company common stock purchased under the Employees' Stock Purchase Plan	Total Other Compensation
Thomas L. Hoy	$ 6,921	$ 13,190	$ 63	$ 20,174
Thomas J. Murphy, CPA	$ 6,767	$ 371	$ 632	$ 7,770
Terry R. Goodemote, CPA	$ 6,396	$ 360	$ 63	$ 6,819
David S. DeMarco	$ 6,921	$ 351	$ 158	$ 7,430
Raymond F. O'Conor	$ 6,921	$ 350	$ 63	$ 7,334

Grants of Plan-Based Awards Table:

As noted in the Compensation Discussion and Analysis, the Company provides officers and key employees with both an annual incentive plan (STIP) and a long-term incentive plan (LTIP) to attract and retain such officers and employees and to motivate them to improve the Company's short- and long-term performance.

The STIP bonus payable to covered individuals, including Executive Officers, is based on a comprehensive quantitative and qualitative assessment of both Company and individual performance. The target incentive awards, if awards are made for the year, are defined as a percentage of the covered person's base salary. For 2012, the STIP bonus target incentive awards were 40% of base salary for Mr. Hoy, 30% of base salary for Mr. T. Murphy and 25% of base salary for Messrs. Goodemote, DeMarco and O'Conor. The amounts listed in the table below represent each NEO's 2012 target payment, as well as his threshold payment (50% of target) and

maximum payment (150% of target). The Compensation Committee, in its sole discretion, will determine on a case-by-case basis whether an Executive Officer will receive a STIP bonus for the year and, if so, the amount of this bonus, which typically falls within the limits set forth above. Because a STIP bonus is discretionary, no NEO has a contractual right to a bonus under the STIP, even if the pre-established quantitative performance standards for the Company or the Company function for which the Executive is responsible have been met, or the NEO's individual performance standards have been met. There have been years in which the Company and the NEOs have satisfied their quantitative or individual performance targets but no STIP bonuses have been declared or paid.

The Company's 2008 LTIP provides for the granting of stock-based awards as a long-term incentive component of our overall compensation program. Historically, the Company has limited its grants of stock-based awards under the 2008 LTIP and its predecessor plans to stock options. In determining the grant of awards at each year-end, the Compensation Committee reviews the actual performance of the Company and the individual in the previous fiscal year. In January 2012, the Compensation Committee approved the stock option awards listed in the table below for the NEOs. Consistent with the 2008 LTIP, all options are granted at an exercise price equal to the closing price of the Company's common stock as quoted by NasdaqGS® on the date of the grant. All options awarded in recent years have vested (first become exercisable) over four years, at 25% per year, and expire ten years after the date of grant. The awards are subject to the recipient's continuing service to the Company. No dividends are paid on shares subject to options until the options are exercised. For this table, the Grant Date Fair Value of Stock and Option Awards in the last column is calculated in accordance with FASB ASC TOPIC 718.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units	All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards ($/Shares)	Grant Date Fair Value of Stock and Option Awards
		Threshold (a)	Target	Maximum	Threshold	Target	Maximum				
Thomas L. Hoy	—	$ 83,000	$ 166,000	$ 249,000	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—	—	—	—
Thomas J. Murphy, CPA	—	$ 30,000	$ 60,000	$ 90,000	—	—	—	—	—	—	—
	1/25/2012	—	—	—	—	—	—	—	10,000	$ 25.42	$ 61,313
Terry R. Goodemote, CPA	—	$ 23,588	$ 47,175	$ 70,763	—	—	—	—	—	—	—
	1/25/2012	—	—	—	—	—	—	—	5,000	$ 25.42	$ 30,656
David S. DeMarco	—	$ 22,313	$ 44,625	$ 66,938	—	—	—	—	—	—	—
	1/25/2012	—	—	—	—	—	—	—	3,500	$ 25.42	$ 21,460
Raymond F. O'Conor	—	$ 22,313	$ 44,625	$ 66,938	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—	—	—	—

(a) The threshold award under the STIP is not the minimum short-term incentive bonus payment. The Compensation Committee may choose not to pay a short-term incentive bonus award under the STIP to any covered person, including a NEO, even if applicable performance thresholds or targets have been met for the year in question.

Outstanding Equity Awards at Fiscal Year-End Table:

The following table shows all outstanding stock-based awards held by each NEO as of December 31, 2012. All such awards consist of stock options to acquire the Company's common stock granted under the Company's 2008 LTIP or its predecessor plans. The number of shares and exercise prices on this table have been adjusted for the 2% stock dividend distributed on September 27, 2012.

Name	Securities Underlying Unexercised Options [a] (Exercisable)	Securities Underlying Unexercised Options [a] [b] (Unexercisable)	Equity Incentive Plan Awards: Securities Underlying Unexercised Unearned Options	Option Exercise Price	Option Expiration Date	Shares or Units of Stock Not Vested	Market Value of Shares or Units of Stock Not Vested	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights Not Vested
Thomas L. Hoy	1,910	—	—	$ 22.19	12/17/2013	—	—	—	—
	12,180	—	—	$ 26.29	12/15/2014	—	—	—	—
	5,741	—	—	$ 21.66	11/29/2016	—	—	—	—
	11,146	—	—	$ 19.47	11/28/2017	—	—	—	—
	10,449	3,483	—	$ 20.27	1/21/2019	—	—	—	—
	6,763	6,763	—	$ 22.71	1/27/2020	—	—	—	—
	3,283	9,849	—	$ 24.24	1/26/2021	—	—	—	—
Thomas J. Murphy, CPA	1,722	—	—	$ 21.66	11/29/2016	—	—	—	—
	1,672	—	—	$ 19.47	11/28/2017	—	—	—	—
	1,254	418	—	$ 20.27	1/21/2019	—	—	—	—
	811	812	—	$ 22.71	1/27/2020				
	656	1,971		$ 24.24	1/26/2021	—	—	—	—
	—	10,200	—	$ 24.92	1/25/2022	—	—	—	—
Terry R. Goodemote, CPA	626	—	—	$ 22.19	12/17/2013	—	—	—	—
	1,219	—	—	$ 26.29	12/15/2014	—	—	—	—
	3,444	—	—	$ 21.66	11/29/2016	—	—	—	—
	3,900	—	—	$ 19.47	11/28/2017	—	—	—	—
	2,925	975	—	$ 20.27	1/21/2019	—	—	—	—
	1,893	1,894	—	$ 22.71	1/27/2020	—	—	—	—
	919	2,758	—	$ 24.24	1/26/2021	—	—	—	—
	—	5,100	—	$ 24.92	1/25/2022	—	—	—	—
David S. DeMarco	4,390	—	—	$ 22.19	12/17/2013				
	4,263	—	—	$ 26.29	12/15/2014	—	—	—	—
	4,018	—	—	$ 21.66	11/29/2016	—	—	—	—
	3,900	—	—	$ 19.47	11/28/2017	—	—	—	—
	2,925	975	—	$ 20.27	1/21/2019	—	—	—	—
	1,893	1,894	—	$ 22.71	1/27/2020	—	—	—	—
	919	2,758	—	$ 24.24	1/26/2021	—	—	—	—
	—	3,570	—	$ 24.92	1/25/2022	—	—	—	—
Raymond F. O'Conor	4,393	—	—	$ 22.19	12/17/2013	—	—	—	—
	4,263	—	—	$ 26.29	12/15/2014	—	—	—	—
	4,018	—	—	$ 21.66	11/29/2016	—	—	—	—
	3,900	—	—	$ 19.47	11/28/2017	—	—	—	—
	2,925	975	—	$ 20.27	1/21/2019	—	—	—	—
	1,893	1,894	—	$ 22.71	1/27/2020	—	—	—	—
	919	2,758	—	$ 24.24	1/26/2021	—	—	—	—

(a) Includes all exercisable and unexercisable options, whether "in-the-money" or "out-of-the-money" at year-end. "Out-of-the-money" options are options that have an exercise price that exceeds the current market price of the Company's common stock. "In-the-money" options are options that have an exercise price that is below the current market price of the Company's common stock.

(b) All stock options granted after December 21, 2005, vest in equal installments over the first four anniversary dates after the date of the grant.

Option Exercises and Stock Vested Table:

The following table sets forth information regarding the stock options that were exercised by each NEO during 2012.

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise [a]	Value Realized on Exercise [b]	Number of Shares Acquired on Vesting	Value Realized on Vesting
Thomas L. Hoy	26,315	$ 73,639	—	—
Thomas J. Murphy, CPA	—	—	—	—
Terry R. Goodemote, CPA	314	$ 993	—	—
David S. DeMarco	2,351	$ 7,308	—	—
Raymond F. O'Conor	5,488	$ 22,522	—	—

(a) Represents the total number of shares subject to stock options that the NEO exercised during the year.

(b) Represents the "spread" of options on the date of exercise, i.e., the difference between the dollar value of the shares of common stock as to which options were exercised, based on the market price of our common stock on the date of exercise, and the exercise price (purchase price) of such shares under the options.

Pension Benefits Table:

The Company maintains a Retirement Plan for eligible employees who have attained the age of 18, have completed one year of service and work a minimum of 1,000 hours per calendar year. Eligible compensation under the Retirement Plan includes salary, overtime, sick pay, bonuses and certain other cash and non-cash benefits.

Participants in the Retirement Plan with 25 years of service may retire at any age, participants with 10 years of service may retire at or after age 55 and participants with five years of service may retire at or after age 65. For early retirement prior to age 65, annuity payments, if elected, would be reduced by 0.25% for each month the participant elects to retire before age 65. Participants who are eligible to retire may not commence receipt of their benefit prior to age 55. Messrs. Hoy and O'Conor were eligible to retire under the Retirement Plan in 2012, and elected to do so effective December 31, 2012.

The Company maintains an unfunded, non-qualified SERP for the benefit of certain Executive Officers, as determined by the Compensation Committee on a case-by-case basis. The SERP contains both a qualified retirement plan "makeup" benefit feature and an additional SERP benefit feature. For those Executive Officers who are selected to receive the "makeup" benefit feature (Part A of the SERP), the SERP provides enhanced installment payments that are designed to give the Executive Officer the overall level of retirement payments he would have received under the Retirement Plan if there were no limitations on eligible compensation on high-paid personnel contained in the Internal Revenue Code. Under the additional SERP benefit feature (Part B of the SERP) the Company is authorized to grant to selected Executive Officers additional payments upon their retirement, typically structured as post-retirement installment payments, the amounts of which are determined on a case-by-case basis by the Compensation Committee at or before the time of retirement. Prior to retirement, Mr. Hoy participated in both SERP components and Mr. O'Conor participated in the "makeup" benefit only.

The following table sets forth the present value of accumulated benefits payable to each NEO as of December 31, 2012, including the number of years of service credited to each such NEO under the Retirement Plan and the SERP determined using interest rate and mortality rate assumptions consistent with those described in Note 14 of the Company's consolidated financial statements as of and for the fiscal year ended December 31, 2012, included in the Company's Annual Report on Form 10-K.

Name	Plan Name	Years of Credited Service	Value of Accumulated Benefit as of 12/31/12	Payments During Last Fiscal Year
Thomas L. Hoy	Retirement Plan	38.42	$ 1,176,560 [a]	$1,176,560 [a]
	SERP	41.42	$ 2,048,102 [b]	—
Thomas J. Murphy, CPA	Retirement Plan	7.00	$ 70,070	—
Terry R. Goodemote, CPA	Retirement Plan	20.08	$ 173,892	—
David S. DeMarco	Retirement Plan	25.08	$ 276,680	—
Raymond F. O'Conor	Retirement Plan	27.17	$ 536,746	—
	SERP	27.17	$ 50,892	—

(a) In connection with Mr. Hoy's retirement on December 31, 2012, he received a distribution from his Pension Plan of one-half of his accumulated benefit on December 31, 2012, in the amount of $1,176,560. The remaining amount of $1,176,560 will be paid to Mr. Hoy in December 2013.

(b) Includes an additional annuity benefit having an approximate present value of $342,000 granted to Mr. Hoy by the Compensation Committee under the SERP as described under "*Key Compensation Decisions and Actions*" in the Compensation Discussion and Analysis section. The entire SERP benefit granted to Mr. Hoy with a value of $2,048,102 at December 31, 2012, is paid by an annuity and is not eligible for a lump sum cash payout.

Nonqualified Deferred Compensation Table:

The Company has an Executive Officer Deferred Compensation Plan ("Officers' Deferral Plan") under which an Executive Officer may elect on a year-to-year basis to defer until retirement all or a portion of his salary or bonus payments otherwise payable to him during and for such year. Amounts deferred earn interest at a rate equal to the highest rate currently being paid on individual retirement accounts by the Company's principal subsidiary, GFNB. During 2012, the applicable rates ranged from 1.00% to 1.25%. The following table sets forth information with respect to amounts deferred by the NEOs under the Officers' Deferral Plan, including amounts deferred in 2012; amounts earned during 2012 on amounts deferred in previous years; and amounts, if any, distributed to the NEOs from the Officers' Deferral Plan during 2012.

Name	2012 Executive Contributions	2012 Company Contributions	2012 Aggregate Earnings [c]	Aggregate Withdrawals/ Distributions	Aggregate Balance at 12/31/2012 [d]
Thomas L. Hoy	$ 26,000 [a]	—	$ 5,814	—	$ 548,163
Thomas J. Murphy, CPA	—	—	—	—	—
Terry R. Goodemote, CPA	—	—	—	—	—
David S. DeMarco	—	—	—	—	—
Raymond F. O'Conor	$ 37,190 [b]	—	$ 348	—	$ 37,538

(a) Represents amounts deferred during 2012 under the Officers' Deferral Plan of a portion of salary otherwise payable. The total salary amount, including the deferral, is listed in the Salary column of the "*Summary Compensation Table*" in this section.

(b) Represents amounts deferred during 2012 under the Officers' Deferral Plan of the 2011 STIP awards otherwise payable. The total incentive payment amount, including the deferral, is listed in the Non-Equity Incentive Plan Compensation column of the "*Summary Compensation Table*" in this section.

(c) Represents accrued interest during 2012 on amounts previously deferred under the Officers' Deferral Plan.

(d) Represents the 2012 year-end balance of the Executive's account under the Officers' Deferral Plan.

Agreements with Executive Officers

The Company has employment agreements with Messrs. T. Murphy, Goodemote and DeMarco. The employment agreements of Messrs. Hoy and O'Conor were terminated in connection with their recent retirements.

Employment Agreements:

Mr. T. Murphy serves as our President and CEO; Mr. Goodemote serves as our Executive Vice President, Treasurer and CFO; and Mr. DeMarco serves as a Senior Vice President of the Company and President and CEO of SNB. Effective February 1, 2013, each of these NEOs entered into new employment agreements with the Company, which replaced their prior employment agreements. The agreements were approved by the Compensation Committee and the Board in January 2013. The employment agreements of Messrs. T. Murphy and Goodemote are each for a three-year term and the employment agreement of Mr. DeMarco is for a two-year term. At the beginning of each calendar year, the Compensation Committee and the Board are required under these agreements to consider and vote upon a proposal to replace each of the existing employment agreements with new, comparable agreements having similar terms, conditions and benefits.

Under each agreement, the NEO is guaranteed his current base annual salary and certain other benefits for the duration of the agreement. Also under each agreement, the NEO is eligible to participate in certain other benefits, including medical, dental and life insurance benefits; awards under the short-term annual incentive bonus plan (cash) and long-term incentive plans (equity awards); and various retirement and supplemental retirement plans. In the event that the NEO is terminated without cause or terminates his own employment for good reason, the NEO will receive a lump-sum payment equal to the greater of (i) his base salary payable during the remaining term of the agreement or (ii) one year's base salary.

Additionally, under the agreements, if there is a change of control of the Company and, within 12 months after such change of control, either (i) the Company terminates the employment of the NEO for any reason (other than a termination of employment for cause) or (ii) such NEO terminates his own employment with the Company for good reason, the NEO will be entitled to receive a termination payment equal to a multiple of his average annual taxable compensation for the five years preceding such change of control. In the cases of Messrs. T. Murphy and Goodemote, the multiple is 2.99 times such five-year average taxable compensation, and in the case of Mr. DeMarco, 1.99 times such five-year average, subject, in each case, to downward adjustment to reflect the value of any other "change of control" payment or benefits the NEO might receive under other compensatory arrangements then in effect. In such circumstances, the NEO is also eligible to receive medical, dental and life insurance coverage, subject to employee cost-sharing, for a period of two years following the change of control. Under each agreement, the NEO will not receive any payment following a change of control to the extent such payment constitutes an "excess parachute payment" under the Internal Revenue Code.

The employment agreements for Messrs. T. Murphy, Goodemote and DeMarco also contain non-compete and non-solicitation provisions. For a period of two years following the termination of the NEO's employment, for any reason, he is generally precluded from being employed by, an owner of, or adviser to any bank or insured financial institution located in any county in the State of New York in which the Company or its subsidiaries provide financial services, maintain a branch or office or have acted to establish a branch or office. Under the non-solicitation provision, for a period of two years following the NEO's termination of employment for any reason, he is generally precluded from soliciting customers or clients of the Company or its subsidiaries on behalf of any other financial institution that provides financial services. The NEO is also precluded from employing or soliciting any employees of the Company or its subsidiaries on behalf of another corporation or entity. The agreements also contain confidentiality and non-disparagement covenants in favor of the Company.

In connection with their retirements in December 2012, consulting agreements were executed between the Company and each of Messrs. Hoy and O'Conor. For further detail, see "*Mr. Hoy Consulting Agreement*" in the Voting Item 1 – Election of Directors section and "*Key Compensation Decisions and Actions*" in the Compensation Discussion and Analysis section, respectively.

Potential Payments Upon Termination or Change of Control:

➤ *Voluntary Termination or Early Retirement*
As noted in the previous section, the early retirement or voluntary termination of employment by any NEO, absent a "change of control" or a termination by the NEOs for good reason, would generally not result in any enhanced retirement benefits beyond the benefits described in "*Pension Benefits Table*" within the Executive Compensation section. To the extent, however, that any such NEO might hold unvested stock options as of the date of his termination or early retirement, the Board might choose to accelerate

the vesting of such options as of the date of such termination or early retirement. Eligibility for regular Company severance or retirement payments is determined in a manner consistent with all employees of the Company under applicable Company plans and polices. Eligibility for SERP payments, including in the event of early retirement, is limited to selected Executive Officers, as determined from time to time by the Board acting in its sole discretion. With the retirements of Messrs. Hoy and O'Conor in December 2012, there are no remaining NEOs who are currently eligible for SERP payments upon their termination of employment or early retirement.

➤ *Termination for Cause*
In the event of any termination for cause, the NEO in question would not receive any cash severance payment or enhanced retirement benefits beyond the benefits described in "*Pension Benefits Table*" within the Executive Compensation section. Eligibility for regular Company severance or retirement payments is determined in a manner consistent with all employees of the Company under applicable Company plans and polices.

➤ *Death or Disability*
In the event of death or disability, the NEO would generally not receive any cash severance payment or enhanced retirement benefits beyond the benefits described in "*Pension Benefits Table*" within the Executive Compensation section. Eligibility for regular Company severance or retirement payments is determined in a manner consistent with all employees of the Company under applicable Company plans and polices. However, under our standard stock option award agreements applicable to all option recipients, including NEOs, upon the death or permanent disability of a recipient who holds unvested stock option awards, any such awards received by him or her more than one year prior to his or her death or disability will be subject to accelerated vesting as of such date.

➤ *Termination by the Company Other Than for Cause*
If there is a termination of any of the NEOs by the Company other than for cause, each is entitled under his current employment agreement with the Company to receive a lump-sum payment in an amount equal to the greater of (i) his base salary payable during the remaining term of the agreement or (ii) one year's base salary, assuming no prior change of control. The tables later in this section show the estimated payout for Messrs. T. Murphy, Goodemote and DeMarco, had they been terminated by the Company other than for cause as of December 31, 2012. The Company does not have a formal written severance plan for employees or executives who are terminated by the Company other than for cause. Therefore, none of the NEOs would be entitled to any additional severance payments if terminated by the Company other than for cause. In the past, the Company has, from time-to-time at the discretion of the Board or its Compensation Committee, awarded severance payments to NEOs in differing amounts, determined on a case-by-case basis, even in cases where such payments were not required under the SERP or under the terms of any employment agreement between the Company and such officer.

➤ *Termination in Connection with a Change of Control*
As noted above, the Company has entered into employment agreements with Messrs. T. Murphy, Goodemote and DeMarco, under each of which certain payments are to be made by the Company to each such NEO if, following a change of control of the Company, his employment is terminated without cause or he voluntarily terminates his employment for good reason. For the NEOs, the amounts that would have been payable to each had his employment been terminated as of December 31, 2012, by the Company or by such officer himself for good reason following a change of control are identified in tables later in this section. In addition, all of the outstanding options granted to these NEOs, to the extent not fully vested, would under the terms of such options vest immediately upon a change of control, regardless of whether the employment of such person is terminated or terminates on or after such change of control. Otherwise, termination of any of these NEOs following a change of control would generally not result in enhanced retirement benefits beyond the benefits described in "*Pension Benefits Table*" within the Executive Compensation section. Eligibility for other payments would be determined in a manner consistent with all employees of the Company under applicable Company plans and polices.

A "change of control" of the Company is defined in the employment agreements with the NEO as follows: (i) the acquisition by one person, or more than one person acting as a group, of ownership of stock of the Company that, together with stock held by such person or group, constitutes more than 50% of the total fair market value or total voting power of the stock of the Company; (ii) the acquisition by one person, or more than one person acting as a group, of ownership of stock of the Company that, together with stock of the Company acquired during the twelve-month period ending on the date of the most recent acquisition by such person or group, constitutes 30% or more of the total voting power of the stock of the Company; (iii) a majority of the members of the Board are replaced during any twelve-month period by Directors whose appointment or election is not endorsed by a majority of the members of the Board before the date of the appointment or election; or (iv) one person, or more than one person acting as a group, acquires, or has acquired during the twelve-month period ending on the date of the most recent acquisition by such person or group, assets from the Company that have a total gross fair market value, determined without regard to any liabilities associated with such assets, equal to or more than 40% of the total gross fair market value of all of the assets of the Company immediately before such acquisition or acquisitions.

➤ *Termination for Good Reason*
Each of the employment agreements of Messrs. T. Murphy, Goodemote and DeMarco provides for payments to such officer during the terms of the agreement if he were to voluntarily terminate his employment for "good reason." Good reason is defined as a (i) failure by the Company to offer the NEO an annual replacement agreement on terms, conditions and benefits comparable to his existing employment agreement; (ii) material diminution in his title, authority, duties, or responsibilities; (iii) required relocation more than 100 miles from his existing base location of employment; or (iv) material breach by the Company. Under the employment agreement between each NEO and the Company, the amount due to such officer if he were to terminate his employment with good reason during the term of the agreement, absent a change of control, is a lump-sum payment equal to the greater of the amount of (i) his base salary payable during the remaining term of the agreement or (ii) one year's base salary.

Potential Payments Table:

The tables below show the estimated payouts to each of Messrs. T. Murphy, Goodemote and DeMarco upon various termination-of-employment scenarios, assuming a triggering change of control event occurred in 2012; the NEO's employment terminated as of December 31, 2012; and the value of the Company's common stock was $25.43, the closing price of our common stock that day. The table illustrates the potential payments and benefits to be paid to Messrs. T. Murphy, Goodemote and DeMarco under the termination events noted.

Name and Principal Position	Type of Payment	Involuntary Termination Without Cause or Voluntary Termination with Good Reason	Change of Control [e]	Retirement	Death or Disability
Thomas J. Murphy, CPA President and CEO	Cash Compensation [a]	$ 416,667	$ 493,386	—	—
	Stock Options [b]	—	$ 11,913	—	$ 11,913
	SERP – ESOP	—	—	—	—
	Health and Welfare Benefits [d]	—	$ 20,916	—	—
	Total	**$ 416,667**	**$ 526,215**	**—**	**$ 11,913**
Terry R. Goodemote, CPA Executive Vice President, Treasurer and CFO	Cash Compensation [a]	$ 393,125	$ 611,771	—	—
	Stock Options [b]	—	$ 16,066	—	$ 16,066
	SERP – ESOP	—	—	—	—
	Health and Welfare Benefits [d]	—	$ 28,358	—	—
	Total	**$ 393,125**	**$ 656,195**	**—**	**$ 16,066**
David S. DeMarco Senior Vice President	Cash Compensation [a]	$ 193,375	$ 434,036	—	—
	Stock Options [b]	—	$ 15,285	—	$ 15,285
	SERP – ESOP [c]	$ 1,286	$ 1,286	$ 1,286	$ 1,286
	Health and Welfare Benefits [d]	—	$ 28,342	—	—
	Total	**$ 194,661**	**$ 478,949**	**$ 1,286**	**$ 16,571**

(a) Messrs. T. Murphy, DeMarco and Goodemote will each receive a lump-sum payment equal to the greater of the amount of (i) their base salary payable during the remaining term of the agreement or (ii) one year's base salary.
(b) Reflects accelerated vesting of stock options.
(c) For Mr. DeMarco, represents $1,286 of ESOP account value which is payable in a lump sum.
(d) Represents the projected cost for 24 months for medical and dental insurance coverage under the Company's fully insured medical and self-insured dental plans, assuming continued cost-sharing by the NEO, plus continued premium payments for 24 months of term life insurance and split dollar insurance policies.
(e) Messrs. T. Murphy, DeMarco and Goodemote will each receive an amount payable in installments or, in the event of unforeseeable emergency, in a lump-sum equal to, for Messrs. T. Murphy and Goodemote, 2.99 times their average annual taxable compensation for the five years preceding the event, and in the case of Mr. DeMarco, 1.99 times such five-year average, in each case, adjusted downward to reflect any other "change of control" payment or benefits they might receive under other compensatory arrangements then in effect, which would also include a downward adjustment as a result of

accelerated vesting of stock options. For Mr. T. Murphy, the lump-sum amount (i.e., $505,299) is reflective of a downward adjustment (i.e., $11,913) as a result of accelerated vesting of stock options. For Mr. Goodemote, the lump-sum amount (i.e., $627,837) is reflective of a downward adjustment (i.e., $16,066) as a result of accelerated vesting of stock options. For Mr. DeMarco, the lump-sum amount (i.e., $449,321) is reflective of a downward adjustment (i.e., $15,285) as a result of accelerated vesting of stock options. Their agreements further provide that under no circumstances will Messrs. T. Murphy, DeMarco and Goodemote receive any payments under the employment agreement if such payments would constitute an "excess parachute payment" under the tax laws.

In connection with the December 31, 2012, retirements of Messrs. Hoy and O'Conor, neither Executive Officer received any enhanced retirement benefits that were not already due them, except that the Compensation Committee did award Mr. Hoy an additional annuity benefit having a present value of $342,000 under the SERP as described under "*Key Compensation Decisions and Actions*" in the Compensation Discussion and Analysis section, and Messrs. Hoy and O'Conor were entitled to retain their Company-provided automobiles. The fair values of the automobiles were $21,000 for Mr. Hoy and $13,000 for Mr. O'Conor. Further, the consulting agreements executed between the Company and each of Messrs. Hoy and O'Conor provide that outstanding stock options granted to each such executive under the Company's long-term incentive plans before retirement will continue to vest and be exercisable in accordance with the underlying award agreement terms during the period of consultancy and for an additional three months after he ceases to serve as a consultant thereunder.

Section 16(a) Beneficial Ownership Reporting

The Company's Executive Officers and Directors, as well as any 10% shareholders of the Company, are required by Section 16(a) of the Securities Exchange Act of 1934 to file reports with the SEC regarding their ownership of our stock, including changes in their stock ownership. The Company has received and reviewed copies of these reports filed by the Company's Directors and Executive Officers during 2012, along with written statements received from the Directors and Executive Officers stating they were not required to file any additional reports. Based solely on our review of the 2012 reports and statements, all of the Section 16(a) reports required to be filed by our Directors and Executive Officers during 2012 were timely filed.

Additional Voting Information

Frequently Asked Questions:

➤ *Who is entitled to vote?*
The Company has one class of stock outstanding, common stock, $1 par value per share. At the close of business on our record date of March 4, 2013, there were 12,141,799 shares outstanding. The holders of these shares are our shareholders of record and will be entitled to vote at the Annual Meeting or any adjournment or postponement thereof. Each of these shareholders will receive notice of the Annual Meeting and instructions on how to vote their shares. Each share outstanding on the record date is entitled to one vote. Shares held in treasury by the Company are not eligible to vote and do not count toward a quorum.

➤ *What are "broker non-votes" and how are they voted at the Annual Meeting?*
Shares of our common stock can be held in (i) certificate form; (ii) by "book entry" at our Transfer Agent, American Stock Transfer & Trust Company, LLC; or (iii) in "street name" at a broker. When shares are held in street name, the broker will solicit your vote and provide us with the results of the vote for all of the Company shares it holds in your account. On "routine" matters, if an owner of shares does not provide the broker with voting instructions, the broker has the right to vote these shares in its own discretion. However, a broker is not allowed to exercise its discretion on voting shares held in street name on any "non-routine" matter. On such matters, these shares may only be voted by the broker in accordance with express voting instructions received by it from the owner of the shares, that is, the person in whose account such shares are held. The votes attaching to such shares are referred to as "broker non-votes."

This year, the only matter that will be considered a routine matter is Item 4, the ratification of the Company's independent registered public accounting firm. Item 1, the election of Directors; Item 2, approval of the Arrow Financial Corporation 2013 Long Term Incentive Plan; and Item 3, approval of the Arrow Financial Corporation 2013 Directors' Stock Plan, are non-routine matters and shares held by a broker in street name cannot be voted on such matters by the broker in its discretion. Therefore, if your shares are held at a broker, the Company urges you to provide voting instructions to your broker so that your vote may be counted.

➤ *How are Dividend Reinvestment Plan and other plan shares voted?*
Shares owned by you in the Arrow Financial Corporation Automatic Dividend Reinvestment Plan ("DRIP") on the March 4, 2013, record date will be combined with all other shares owned by you directly on that date and presented to you with voting instructions.

Shares owned by Company employees, Directors and other participants in the Company's 2011 Employee Stock Purchase Plan on the March 4, 2013, record date will be presented to the participants for voting on a separate voting form and will be voted in accordance with their instructions.

Shares owned by Company employees in the ESOP on the March 4, 2013, record date will be voted on their behalf by the ESOP Trustee in accordance with voting instructions provided to them. Participants will receive a separate voting form from the ESOP's plan administrator for this purpose. If a participant does not provide the Trustee with voting instructions for his ESOP shares, the Trustee will vote the participant's shares in accordance with the "mirror voting" provisions of the ESOP. Under the "mirror voting" provisions, all such shares will be voted in a pro rata manner calculated to most accurately reflect the instructions received from those account holders who did provide voting instructions to the Trustee.

➤ *What constitutes a quorum at the meeting?*
There will be a quorum at the Annual Meeting if one-third of the total number of outstanding shares of our common stock are present at the Annual Meeting, either in person or represented by proxy. Consistent with applicable state law and our Certificate of Incorporation and By-Laws, the Company will treat all shares present in person or represented by proxy at the Annual Meeting, including so-called "broker non-votes," as shares present or represented by proxy for purposes of determining the meeting quorum. Shares held in treasury by the Company are not deemed outstanding and thus are ignored for purposes of calculating the quorum.

➤ *How many votes are required for approval of Item 1?*
The first item on the agenda is the election of four Class C Directors and one Class A Director. The affirmative vote of the holders of a plurality of the shares of common stock present in person or represented by proxy at the Annual Meeting and eligible to vote on such matter is required for the election of each Director. A "plurality" means receiving a higher number of votes for such position than any other candidate, up to the maximum number of Directors to be chosen at the Annual Meeting. Because, at this year's meeting, there are as many nominees (five) as there are Directors to be elected (five), a Director nominee is assured of being elected if he or she receives any "For" votes, regardless of how many negative votes ("Withhold Authority") are cast for that Director. Broker non-votes are ineligible to vote on Item 1.

The Company's Majority Voting Policy states that if an election of Directors is uncontested, as is the case this year, and a nominee's negative votes ("Withhold Authority") exceed 50% of the total number of shares outstanding and entitled to vote at the Annual Meeting with respect to the election of Directors, that Director must tender his or her resignation to the Company following the meeting. The Governance Committee of the Board is then required to evaluate the tendered resignation and make a recommendation to the full Board on appropriate action, which may or may not include the acceptance of such resignation. In determining the appropriate action to be taken by the Company, the Board will take into account the best interests of the Company and its shareholders.

➤ *What is the impact of a vote to "Withhold Authority" on Item 1?*
A proxy or ballot marked "Withhold Authority" will be the equivalent of an abstention from voting on Item 1. Therefore, if each of the nominees receives any votes in favor of their election, a ballot marked "Withhold Authority" or an abstention from voting will not affect the outcome of this election. However, a ballot marked "Withhold Authority" may have an impact under our Majority Voting Policy.

➤ *How many votes are required for approval of Items 2, 3, and 4?*
The second, third and fourth items on the agenda are (i) approval of Arrow Financial Corporation's 2013 Long Term Incentive Plan, (ii) approval of the Arrow Financial Corporation 2013 Directors' Stock Plan, and (iii) ratification of our independent registered public accounting firm, KPMG LLP, respectively. The affirmative vote of a majority of the shares of common stock present in person or represented by proxy at the Annual Meeting and voting on these proposals is required for approval or ratification, as the case may be. Broker non-votes are ineligible to vote on Items 2 and 3, but will be eligible to vote on Item 4.

➤ **What is the impact of a vote to "Abstain" on Items 2, 3 or 4?**
  In order for Items 2, 3 or 4 to be approved or ratified by the shareholders, as the case may be, each item must receive the affirmative vote of a majority of the shares present in person or represented by proxy at the Annual Meeting and voting on the proposal. A proxy or ballot marked "Abstain" on Items 2, 3 or 4 will not have the same effect as a vote "Against" such item. A proxy or ballot marked "Against" on Items 2, 3 or 4 is an actual vote on the item (and counts in the total number of votes on the item) whereas a vote to "Abstain" on Items 2, 3 or 4 is not an actual vote on the item (and does not get counted in the total votes on the item). Therefore, a vote "Against" Items 2, 3 or 4 makes it more difficult to achieve shareholder approval or ratification than a vote to "Abstain" on Items 2, 3 or 4.

➤ **How do I submit my proxy?**
  Shareholders of record as of the close of business on March 4, 2013, will be entitled to vote at the Annual Meeting, or any adjournment or postponement thereof. You can ensure that your shares are voted properly at the Annual Meeting by submitting your proxy by telephone, online or by completing, signing and dating the proxy card that will be provided to you upon request. Shareholders of record should receive a notice with voting instructions and the ability to request Proxy Materials except those shareholders who have previously requested printed or electronic copies of our Proxy Materials will receive a printed or electronic copy, as applicable. If your shares are held by a broker or bank, you must follow the voting instructions on the form you receive from your broker or bank.

➤ **May I revoke my proxy?**
  A proxy may be revoked at any time prior to the Annual Meeting by submitting a later vote of your shares either by Internet or by telephone prior to the Annual Meeting or by attending and voting your shares in person at the Annual Meeting. You may also revoke your proxy by delivering a written notice of revocation of proxy prior to the Annual Meeting to: Corporate Secretary, Arrow Financial Corporation, 250 Glen Street, Glens Falls, New York 12801.

➤ **How are proxies being solicited?**
  Proxies are being solicited electronically, by telephone and by mail. Proxies may also be solicited, without additional compensation, by our Directors, Officers and other employees personally, by telephone or other means. The Company will bear all costs of proxy solicitation. If the Company utilizes the services of other financial institutions, brokerage houses, custodians, nominees or fiduciaries to solicit proxies, the Company will reimburse them for their out-of-pocket expenses.

Householding of Notices to Shareholders:

In some instances, only one copy of the Notice of Internet Availability of Proxy Materials concerning this Proxy Statement is being delivered for shareholder accounts that contain the same primary Social Security number, unless the Company has received instructions from one or more of the shareholders to continue to deliver multiple copies. The Company will deliver a copy of the Notice of Internet Availability of Proxy Materials to any shareholder upon request by email to corporatesecretary@arrowbank.com or in writing to: Householding of Notice, c/o Corporate Secretary, Arrow Financial Corporation, 250 Glen Street, Glens Falls, New York 12801.

Additional Matters for Consideration at the Annual Meeting:

Please note that the deadline for submission of proposals by shareholders for consideration at the Annual Meeting has passed. This applies to proposals that shareholders would wish to include in the Company's Proxy Statement for the Annual Meeting (this Proxy Statement), as well as proposals which shareholders would wish to include in their own Proxy Materials which they would prepare, file with the SEC and disseminate to shareholders. Therefore, no additional matters may be proposed by any shareholder for submission to the shareholders generally at the Annual Meeting, other than procedural issues such as adjournment, postponement or continuation. On such procedural issues, all shares represented at the Annual Meeting by proxy may be voted at the discretion of the attorneys-in-fact named in the proxies, to the extent permitted by law.

Proxy Cards Returned Without Specific Voting Instructions:

If you return a proxy card without specific voting instructions for any or all items, your shares will be voted on Item 1 "For" each of the Board's four Class C nominees and "For" the Class A Board nominee, on Item 2 "For" approval of the Arrow Financial Corporation 2013 Long Term Incentive Plan, on Item 3 "For" approval of the Arrow Financial Corporation 2013 Directors' Stock Plan, on Item 4 "For" ratification of the appointment of KPMG LLP as our independent registered public accounting firm for 2013, and on any other procedural matter properly submitted for shareholder consideration, in such manner as the shareholders' attorneys-in-fact may determine, in their discretion, to be appropriate and in the best interests of shareholders generally.

Additional Shareholder Information

Shareholder Communications with the Board of Directors:

Any shareholder communication that is sent to the Company generally or to our Board generally is directed to the Corporate Secretary, who will review it and advise the Board of the communication. Any shareholder communication that is directed to a particular Director or Committee of the Board will be forwarded by the Corporate Secretary to the appropriate Director or Committee. The Corporate Secretary will retain and make available all such communications for the Directors' review and will periodically summarize and report all such shareholder communications to the Board. Shareholders may communicate to our Board, to an individual Director or Directors, or to a particular Committee of the Board by sending or directing such communication to: Board of Directors – Shareholder Communications, c/o Corporate Secretary, Arrow Financial Corporation, 250 Glen Street, Glens Falls, New York 12801.

Shareholder Submissions of Director Nominees:

Any shareholder submission of a candidate for the Board to consider as one of its nominees for Director at the 2014 Annual Meeting of Shareholders must be in writing and contain certain information about the candidate and comply with certain procedures, which are described in detail in the Company's By-Laws. All candidates that are properly submitted by shareholders will first be considered by the Governance Committee of the Board at the time of its normal Director nomination review, and if the Governance Committee recommends such candidate, he or she will subsequently be considered by the full Board. Such submissions must be in writing and addressed to: Board of Director Candidates, c/o Corporate Secretary, Arrow Financial Corporation, 250 Glen Street, Glens Falls, New York 12801.

A shareholder may act directly to nominate his or her own Director candidates at our 2014 Annual Meeting of Shareholders by following the procedures set forth in the subsection below titled "Shareholder Proposals for Presentation at our 2014 Annual Meeting." Such direct nominations by shareholders not involving the Board's nomination are subject to the deadlines and procedures described and set forth in our By-Laws and applicable rules of the SEC, including minimum advance notice to the Board.

Annual Meeting Shareholder Proposal Process:

➤ **Shareholder Proposals for Inclusion in the Company's 2014 Proxy Statement**
To be considered for inclusion in our 2014 Proxy Statement next year, shareholder proposals must be submitted in accordance with SEC's Rule 14a-8 and must be received by our Corporate Secretary, Arrow Financial Corporation, 250 Glen Street, Glens Falls, New York 12801, no later than November 20, 2013. Additionally, our Company By-Laws require the name and address of record of the proposing shareholder, appropriate information regarding the matter sought to be presented or person to be nominated, as well as the number of shares of our common stock that are owned by the proposing shareholder.

➤ **Shareholder Proposals for Presentation at our 2014 Annual Meeting**
If a shareholder wishes to have a proposal presented at our 2014 Annual Meeting but not included in the Company's 2014 Proxy Statement, including a nomination for the Board of Directors, the shareholder must satisfy the requirements established under our Company By-Laws. The shareholder must give notice to the Corporate Secretary of the Company of any such proposal for next year's Annual Meeting not later than January 1, 2014, and the notice provided by the shareholder must contain information required by our By-Laws including the name and address of record of the proposing shareholder, appropriate information regarding the matter sought to be presented or the proposed nominee, as well as the number of shares of our common stock that are owned by the proposing shareholder.

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Your Vote is Very Important

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Annex A: Arrow Financial Corporation 2013 Long Term Incentive Plan

Section 1 – Establishment and Purpose:

Arrow Financial Corporation (the "Company") hereby establishes an incentive compensation plan to be named the Arrow Financial Corporation 2013 Long Term Incentive Plan (the "Plan"), for certain employees, directors and other individuals rendering services to the Company and its subsidiaries. The purpose of this Plan is to encourage those individuals who receive awards under the Plan to acquire and maintain an interest in the common stock of the Company and thus to have added incentives to work for the success of the Company and its subsidiaries.

Section 2 – Definitions:

Whenever used herein, the following terms shall have the respective meanings set forth below:

(a) **Administrator** means that entity charged with administration of the Plan pursuant to Section 3, which shall be either the Committee or the Board, as provided in Section 3.

(b) **Award** means any grant of Option(s), Restricted Stock, Restricted Stock Unit(s), Performance Unit(s) or Performance Share(s) under the Plan.

(c) **Award Agreement** means a written agreement evidencing an Award under the Plan as further defined in Section 12.

(d) **Board** means the Board of Directors of the Company.

(e) **Change of Control** means:

    (i) The acquisition by one person, or more than one person acting as a group, of ownership of Stock that, together with Stock held by such person or group, constitutes more than 50% of the total fair market value or total voting power of the Stock of the Company;

    (ii) The acquisition by one person, or more than one person acting as a group, of ownership of Stock that, together with Stock acquired during the twelve-month period ending on the date of the most recent acquisition by such person or group, constitutes 30% or more of the total voting power of the Stock of the Company;

    (iii) A majority of the members of the Board are replaced during any twelve-month period by directors whose appointment or election is not endorsed by a majority of the members of the Board before the date of the appointment or election; or

    (iv) One person, or more than one person acting as a group, acquires (or has acquired during the twelve-month period ending on the date of the most recent acquisition by such person or group) assets from the Company that have a total gross fair market value (determined without regard to any liabilities associated with such assets) equal to or more than 40% of the total gross fair market value of all of the assets of the Company immediately before such acquisition or acquisitions.

    Persons will not be considered to be acting as a group solely because they purchase or own stock of the same corporation at the same time, or as a result of the same public offering. However, persons will be considered to be acting as a group if they are owners of a corporation that enters into a merger, consolidation, purchase or acquisition of stock, or similar business transaction with the Company.

    This definition of Change in Control shall be interpreted in accordance with, and in a manner that will bring the definition into compliance with, the regulations under Section 409A of the Internal Revenue Code.

(f) **Code** means the Internal Revenue Code of 1986, as amended and in effect from time to time.

(g) **Committee** means the Compensation Committee of the Board, any subcommittee thereof duly designated by the Committee under Section 3 to perform certain duties of the Committee under the Plan, or any successor to such committee that is charged by the Board with performance of the duties of the Committee hereunder.

(h) **Company** means Arrow Financial Corporation, a New York corporation.

(i) **Consultant** means any individual other than an Employee who has been retained to render consulting or advisory services to the Company or any Subsidiary.

(j) **Date of Grant** for any Award granted under the Plan means the date the Administrator formally determines to grant such Award, at a meeting duly called and held or by written action of the Administrator.

(k) **Director** means any director of the Company or any Subsidiary who is not also an Employee of the Company or any Subsidiary, but shall not include any individual whose title includes the word "director" but who does not possess all powers possessed by a director as a matter of law, as would typically be the case, for example, for an honorary, advisory or emeritus director.

(l) **Disability** means permanent and total disability as defined in Section 22(e)(3) of the Code, as determined by the Administrator in good faith upon receipt of and in reliance on sufficient competent medical advice.

(m) **Employee** means any employee (including any officer or Director who is also an employee) of the Company or any Subsidiary.

(n) **Exercise Price** of an Option means the purchase price per share of Stock upon exercise of the Option as specified in the Award Agreement, subject to adjustment as provided in Section 13.

(o) **Fair Market Value** of the Stock as of any particular date means the fair market price per share of Stock for such date, determined in the manner specified from time to time by the Administrator, taking into consideration applicable legal requirements and prevailing regulatory and industry standards.

(p) **Option** means a right granted under this Plan to purchase Stock at the Exercise Price for a specified period of time and subject to specified conditions; such an Option may be either an Incentive Stock Option within the meaning of Section 422 of the Code or a Nonqualified Stock Option, not qualifying under Section 422 of the Code.

(q) **Participant** means any Employee or Consultant designated by the Committee or any Director designated by the Board to receive an Award under the Plan.

(r) **Performance Award** means any Award of Performance Shares or Performance Units to a Participant under the Plan, pursuant to which, upon the satisfaction of predetermined Company or individual performance goals and/or objectives over the designated Performance Period, cash or shares of Stock, or a combination thereof, shall be paid or payable to the Participant.

(s) **Performance Goal** shall have the meaning set forth in Section 11(a).

(t) **Performance Period** means the period during which the performance of the Company or an individual Participant will be measured for purposes of determining the Stock or cash ultimately payable to the Participant, as set forth in and subject to the Performance Award granted to the Participant under the Plan.

(u) **Performance Share** means a share of Stock subject to a Performance Award granted to a Participant under the Plan, which share, or the cash value or increase in the cash value of which share, may be payable to the Participant, in cash or stock, or a combination thereof, at or after the end of the Performance Period, depending upon the satisfaction of predetermined Company or individual goals.

(v) **Performance Unit** means a unit subject to a Performance Award granted to a Participant under the Plan, which unit, or the cash value or increase in the cash value of which unit, may be payable to the Participant, in cash or stock, or a combination thereof, at or after the end of the Performance Period, depending upon the satisfaction of predetermined Company or individual goals.

(w) **Period of Restriction** means the period during which any Restricted Stock or a Restricted Stock Unit awarded under the Plan is restricted pursuant to Section 10.

(x) **Permitted Transferee** means any person to whom an Award has been transferred pursuant to Section 14(b).

(y) **Restricted Stock** means shares of Stock awarded to a Participant under the Plan, which shares during a specified Period of Restriction are both subject to certain restrictions on transfer and subject to forfeiture, as specified in Section 10.

(z) **Restricted Stock Unit** means a right to receive a designated number of shares of Stock at some future date or dates following a Period of Restriction, which shares during such period are both subject to certain restrictions on transfer and subject to forfeiture, as specified in Section 10.

(aa) **Retirement** means (i) for an Employee, any retirement where the employee is eligible for normal or early retirement benefits under the terms of the Company's principal retirement plan in effect at such time, (ii) for a Consultant, the termination of the Consultant's period of service under one or more continuous agreements with the Company or its Subsidiaries, and (iii) for a Director, the termination of such Director's continuous period of service as a Director, other than, in each case, any such termination for cause.

(ab) **Service Period** shall have the meaning set forth in Section 11(e).

(ac) **Stock** means the common stock, par value $1.00 per share, of the Company.

(ad) **Subsidiary** means a subsidiary corporation of the Company as defined in Section 425 of the Code.

(ae) **Taxable Event** means an event requiring Federal, state or local tax to be withheld with respect to an Award granted hereunder, including under usual circumstances the exercise of a Nonqualified Stock Option, the expiration of a Period of Restriction with respect to Restricted Stock, the delivery of shares of Stock subject to a Restricted Stock Unit, the delivery of shares of Stock, cash or some combination thereof in satisfaction of a Performance Award, or the making by a Participant of an election under Section 83(b) of the Code with respect to any Award.

(af) **Termination Event** means the termination of a Participant's service with the Company and its Subsidiaries including, without limitation, termination of service by virtue of the death, Disability or Retirement of the Participant. Leaves of absence required by law or otherwise granted by the Company to Employees and transfers of the employment or service of a Participant within the Company and its Subsidiaries as a group, or to a successor to the Company or a Subsidiary incident to a merger or similar business combination involving the Company or such Subsidiary, shall not constitute a Termination Event.

Section 3 – Administration:

The Plan will be administered by the Committee or by the Board, as provided herein. The Administrator's interpretations of the provisions of the Plan shall be final and binding. Any interpretation of the provisions of the Plan applicable to Participants and Awards generally that is made by the Committee shall be deemed to have been approved by the Board, and thus to apply to Directors and Directors' Awards generally, except to the extent that the Board shall expressly provide otherwise. The Committee will have sole authority and discretion to determine those Employees and Consultants who will receive Awards under the Plan, if any, the number and type of such Awards and the conditions applicable thereto, consistent with the terms of the Plan. The Board will have sole authority and discretion to determine those Directors who will receive Awards under the Plan, if any, the number and type of such Awards, and the conditions applicable thereto, consistent with the terms of the Plan. The Committee shall have the authority to designate from time to time a subcommittee consisting of two or more of its members, with authority to make such determinations with respect to the Plan as the Committee shall specify, which may include the grant of Awards under the Plan (any such subcommittee also to be referred to herein as the "Committee"). The Administrator shall have the authority to delegate to one or more executive officers of the Company such duties and tasks under the Plan as the Administrator may specify from time to time, consistent with applicable law. Any determination by the Administrator under the Plan, including the decision to grant an Award to a Participant, may be made at a meeting of the Committee or Board duly called and held, and if not at such a meeting, by the written consent of the members of the Committee or Board, and any determination made by any executive officer of the Company pursuant to an express delegation of authority from the Administrator, to the extent such determination has any material impact on the rights of any

Participant, must be in writing. All actions made or taken by the Administrator pursuant to the provisions of the Plan shall be final and binding and conclusive for all purposes and upon all persons.

Section 4 – Duration:

No Award may be granted under the Plan after the date that is ten (10) years after the date the Plan is approved by the Board. The Plan, unless earlier terminated pursuant to Section 17, will expire upon the forfeiture, cancellation or vesting (including exercise, if appropriate) of the last Award granted or that may be granted under the Plan.

Section 5 – Shares Reserved Under the Plan:

There is hereby authorized and reserved for issuance under the Plan an aggregate of 450,000 shares of Stock, which is the maximum number of shares available for Awards granted under the Plan, subject to adjustment as provided in Section 13. Such shares may be authorized and unissued shares or treasury shares. Upon the grant of Awards under the Plan, the shares of Stock underlying such Awards will be deducted from the number of shares available for future Awards under the Plan, provided that, (i) upon the forfeiture or surrender of outstanding Options prior to the exercise thereof, the number of shares underlying such Options will be added back to the number of shares available for future Awards under the Plan, (ii) upon the forfeiture or surrender of outstanding shares of Restricted Stock, Restricted Stock Units or Performance Awards prior to the vesting thereof, the shares constituting or underlying such Awards will be added back to the number of shares available for future Awards under the Plan, (iii) upon the determination by the Administrator that all or some portion of a Performance Award previously granted to a Participant will not be payable to the Participant, due to the failure of the Company or the individual Participant to satisfy in full the predetermined performance goals established under such Award, the shares underlying that portion of the Award determined not to be payable will be added back to the number of shares available for future Awards under the Plan; and (iv) in the event any Options granted under the Plan are exercised and the purchase price therefore is paid, in whole or in part, by the surrender of shares of Stock to the Company (including in those cases where actual surrender of such shares is waived by the Company under the terms of the Plan and such shares are merely "deemed" surrendered), there shall be added back to the number of shares available for future Awards under the Plan the number of shares thus surrendered (or "deemed" surrendered); provided, further, that to the extent in connection with the vesting, exercise or satisfaction of any Award granted to any Participant under the Plan, shares of Stock may be withheld by the Company in payment of applicable withholding or other taxes payable as a result of such vesting, exercise or satisfaction, such number of shares will not be added back to the number of shares available for future Awards under the Plan. Notwithstanding any other provision of this Plan or any Award granted hereunder, the maximum aggregate number of shares that may be issued as a result of Awards of Restricted Stock or Restricted Stock Units shall be 150,000, subject to adjustment as provided in Section 13.

Section 6 – Participation:

In selecting Participants to receive Awards under the Plan and in determining the type and amount of their respective Awards, the Administrator shall consider such factors as it deems pertinent. The grant of an Award to a Participant in any year shall not obligate the Administrator to grant an Award to any other Participant in such year or to any Participant in any other year.

Section 7 – Types of Awards:

The following types of Awards may be granted under the Plan: (a) Incentive Stock Options, (b) Nonqualified Stock Options, (c) Restricted Stock, (d) Restricted Stock Units, (e) Performance Units and (f) Performance Shares, as described below, provided that Incentive Stock Options may only be granted to those individuals eligible to receive such Awards under Section 422 of the Code. Except as specifically limited in the Plan, the Administrator shall have complete discretion in determining the type and number of Awards to be granted to any Participant and the terms and conditions of such Awards, which terms and conditions need not be uniform as between or among different Participants.

Section 8 – Incentive Stock Options:

(a) Awards authorized for grant under the Plan include Incentive Stock Options, that is, "incentive stock options" intended to qualify under Section 422 of the Code, provided Incentive Stock Options may not be granted to Directors, Consultants or other persons not authorized to receive such Awards under the Code. Incentive Stock Options shall be Options to purchase shares of Stock at an Exercise Price established by the Administrator, i.e., the Committee, upon grant, which shall not be less than, but may be more than, one hundred percent (100%) of the Fair Market Value of the Stock as of the Date of Grant. Under no circumstances may the Exercise Price of any Incentive Stock Option granted under the Plan be less than the Fair Market

Value of the Stock on the Date of Grant. The aggregate Fair Market Value (determined as of the Date of Grant) of the Stock underlying any Incentive Stock Option granted under the Plan to any one Participant (together with all other incentive stock options previously granted to such Participant under the Plan and under all other stock option plans of the Company and its Subsidiaries) that are first exercisable during any calendar year shall not exceed $100,000.

(b) The Committee shall establish upon grant of an Incentive Stock Option the period of time during which such Option may be exercisable by the Participant, provided that (i) no Incentive Stock Options will vest or first become exercisable, in whole or in part, prior to the date of one (1) year after the Date of Grant, except, if the Committee so provides, upon the earlier death, Disability or Retirement of the Participant or the earlier occurrence of a Change of Control, and (ii) no Incentive Stock Option will continue to be exercisable, in whole or in part, more than ten years after the Date of Grant. Subject to these limitations, the Committee may provide that full exercisability of such Option will be phased in and/or phased out over some designated period of time. Subject to subsection (b)(i), above, the Committee also may provide at any time that exercisability of an Incentive Stock Option is or will be accelerated, to the extent such Option is not already then exercisable, for such reasons and as of such times, including, if appropriate, upon the occurrence of such event or events (e.g., the death, Disability or Retirement of the Participant or a Change of Control), as the Committee may specify. Generally, exercisability of an Incentive Stock Option granted under the Plan is conditioned upon continued service of the Participant with the Company or its Subsidiaries, consistent with Section 422 of the Code, provided that the Committee may specify, upon its grant of an Incentive Stock Option or subsequently, that exercisability of such Option will continue for some designated period of time after a Termination Event for the Participant, which may vary depending upon the particular type of Termination Event. The maximum period of time for exercisability of an Incentive Stock Option after a Termination Event (which shall be the applicable period of time of exercisability after a Termination Event for each Incentive Stock Option granted under the Plan if the Committee does not specify otherwise), to the extent such Option was exercisable at the time of the Termination Event, is as follows: (x) if the Termination Event is not the death or Disability of the Participant, exercisability may be extended for a maximum of 3 months after the date of termination; (y) if the Termination Event is the Disability of the Participant, exercisability may be extended for a maximum of 12 months after the date of termination (unless the Participant dies within such 12-month period, in which event exercisability may be extended until the later of the date 3 months after the date of death or the last day of such 12-month period); and (z) if the Termination Event is the death of the Participant, exercisability may be extended until the date ten years after the Date of Grant. Notwithstanding the preceding sentence, in no event may any Incentive Stock Option granted under the Plan be exercised after the date ten years after the Date of Grant.

(c) Upon exercise of an Incentive Stock Option, in whole or in part, the Exercise Price with respect to the number of shares as to which the Option is then being exercised may be paid by check or, if the Committee has so authorized (and subject to any conditions imposed by the Committee) and if the holder of the Option so elects, in whole or in part by delivery to the Company of shares of Stock then owned by the holder. Any holder-owned Stock to be used in full or partial payment of the Exercise Price shall be valued at the Fair Market Value of the Stock on the date of exercise. Upon such exercise, the Company shall issue the shares as to which an Incentive Stock Option has been exercised to the holder of the Option or the designee of such holder, evidenced by book entry or by delivery of a duly executed stock certificate. If so provided by the Committee upon the grant of such an Option, the shares of Stock issuable upon exercise thereof may be subject to certain restrictions upon their subsequent transfer or sale. In the event the Exercise Price is to be paid in full or in part by surrender of Stock, in lieu of actual surrender of shares of Stock by the holder, the Company may waive such surrender (under circumstances in which such waiver is consistent with the purposes and functioning of the Plan) and deem such shares to have been surrendered, and thereafter issue to or on behalf of the holder a number of shares equal to the total number of shares as to which the Option is then being exercised less the number of shares which absent such waiver would have been surrendered by the holder to the Company upon such exercise.

(d) The Committee may require reasonable advance notice of exercise of an Incentive Stock Option, normally not to exceed three calendar days, and may condition exercise of such Option upon the availability of an effective registration statement or exemption from registration under applicable federal and state securities laws relating to the Stock being issued upon exercise.

(e) Under no circumstances may the Committee make or approve "reload" grants of Incentive Stock Options under the Plan; that is, the Committee may not grant or provide for the grant of one or more Incentive Stock Options to any Participant under the Plan if the timing of such grant or the number of shares of Stock subject thereto is contingent upon or related to the coincident exercise by the Participant in a stock-for-stock exercise of one or more outstanding stock options previously granted to the Participant under this Plan or any other stock plans of the Company or any predecessor or successor of the Company. In addition, the Committee shall not, without the approval of the Company's shareholders, "reprice" any outstanding Incentive Stock Options previously granted under the Plan to a lower Exercise Price, or cancel any such outstanding Incentive Stock Options and, incident to such cancellation, regrant to the former holders thereof new Options relating to the same or a similar number of shares at a lower Exercise Price, regardless of any negative developments in the market price of the Stock since the Date of Grant of such canceled Options.

Section 9 – Nonqualified Stock Options:

(a) Awards authorized for grant under the Plan include Nonqualified Stock Options, that is, Options that are not intended to qualify as "incentive stock options" under Section 422 of the Code. Such Nonqualified Stock Options shall consist of Options to purchase shares of Stock at an Exercise Price established by the Administrator upon grant, which Exercise Price shall not be less than, but may be more than, one hundred percent (100%) of the Fair Market Value of the Stock as of the Date of Grant. Under no circumstances may the Exercise Price of any Nonqualified Stock Option granted under the Plan be less than the Fair Market Value of the Stock on the Date of Grant.

(b) The Administrator shall establish upon grant of a Nonqualified Stock Option the period of time during which such Option may be exercisable by the Participant, provided that (i) no Nonqualified Stock Options will vest or first become exercisable, in whole or in part, prior to the date of one (1) year after the Date of Grant, except, if the Administrator so provides, upon the earlier death, Disability or Retirement of the Participant or the earlier occurrence of a Change of Control and (ii) no Nonqualified Stock Option will continue to be exercisable, in whole or in part, later than ten years after the Date of Grant. Subject to these limitations, the Administrator may provide that full exercisability of the Option will be phased in and/or phased out over some designated period of time. The Administrator also may provide at any time that exercisability of a Nonqualified Stock Option is or will be accelerated, to the extent such Option is not already then exercisable, for such reasons and as of such times, including, if appropriate, upon the occurrence of such event or events (e.g., the death, Disability or Retirement of the Participant or a Change of Control), as the Administrator may specify. Generally, exercisability of a Nonqualified Stock Option granted under the Plan is conditioned upon continued service of the Participant with the Company or its Subsidiaries, provided that the Administrator may specify, upon grant of a Nonqualified Stock Option or subsequently, that exercisability of such Option will continue for some designated period of time after a Termination Event for the Participant, which may vary depending upon the particular type of Termination Event. If the Administrator does not specify otherwise, a Nonqualified Stock Option granted under the Plan will continue to be exercisable after a Termination Event for the Participant, to the extent such Option was exercisable at the time of such Termination Event, as follows: (x) if the Termination Event is not the death, Disability or Retirement of the Participant, exercisability will continue for 3 months after the date of termination; (y) if the Termination Event is the Disability or Retirement of the Participant, exercisability will continue for 12 months after the date of termination (unless the Participant dies within such 12-month period, in which event exercisability will continue until the later of the date 3 months after the date of death or the last day of such 12-month period); and (z) if the Termination Event is the death of the Participant, exercisability will extend until the date ten years after the Date of Grant. Notwithstanding the preceding sentence, in no event may any Nonqualified Stock Option granted under the Plan be exercised after the tenth anniversary of the Date of Grant.

(c) Upon exercise of a Nonqualified Stock Option, in whole or in part, the Exercise Price with respect to the number of shares as to which the Option is then being exercised may be paid by check or, if the Administrator has so authorized (and subject to any conditions imposed by the Administrator) and if the holder of the Option so elects, in whole or in part by delivery to the Company of shares of Stock then owned by the holder. Any holder-owned Stock to be used in full or partial payment of the Exercise Price shall be valued at the Fair Market Value of the Stock on the date of exercise. Upon such exercise, the Company shall issue the shares as to which a Nonqualified Stock Option has been exercised to the holder of the Option or the designee of such holder, evidenced by book entry or delivery of a duly executed stock certificate, and subject to withholding of a portion of such shares in payment of withholding and other taxes as may be provided under Section 15. If so provided by the Administrator upon the grant of such Option, the shares of Stock issuable upon exercise thereof may be subject to certain restrictions upon their subsequent transfer or sale. In the event the Exercise Price is to be paid in full or in part by surrender of Stock, in lieu of actual surrender of shares of Stock by the holder, the Company may waive such surrender (under circumstances in which such waiver is consistent with the purposes and functioning of the Plan) and deem such shares to have been surrendered, and thereafter issue to the holder or the designee of such holder a number of shares equal to the total number of shares as to which the Option is then being exercised less the number of shares which absent such waiver would have been surrendered by the holder to the Company upon such exercise, subject to withholding of a portion of such shares in payment of withholding and other taxes as may be provided under Section 15.

(d) The Administrator may require reasonable advance notice of exercise of a Nonqualified Stock Option, normally not to exceed three calendar days, and may condition exercise of such Option upon the availability of an effective registration statement or exemption from registration under applicable federal and state securities laws relating to the Stock being issued upon exercise.

(e) Under no circumstances may the Administrator make or approve "reload" grants of Nonqualified Stock Options under the Plan; that is, the Administrator may not grant one or more Nonqualified Stock Options to any Participant under the Plan if the timing of such grant or the number of shares of Stock subject thereto is contingent upon or related to the coincident exercise by the Participant in a stock-for-stock exercise of one or more outstanding stock options previously granted to the Participant under this Plan or any other stock plans of the Company or any predecessor or successor of the Company. In addition, the Administrator may not, without the approval of the Company's shareholders, "reprice" any Nonqualified Stock Options previously granted under the Plan to a lower exercise price, or cancel any such outstanding Nonqualified Stock Options and, incident to such cancellation, regrant to the former holders thereof new Options relating to the same or a similar number of shares at a lower Exercise Price, regardless of any negative developments in the market price of the Stock since the Date of Grant of such canceled Options.

Section 10 – Restricted Stock and Restricted Stock Units:

(a) Awards authorized under the Plan include Restricted Stock. Restricted Stock consists of shares of Stock which, during a Period of Restriction specified by the Administrator upon grant, shall be subject to (i) restriction on sale or other transfer by the Participant and (ii) forfeiture by the Participant to the Company upon a Termination Event relating to the Participant occurring prior to the end of such Period of Restriction (i.e., prior to vesting), in each case as further defined and described in this Plan and by the Administrator upon grant. Restricted Stock may be granted at no purchase price to Participants or, if subject to a purchase price, such price shall not exceed the par value of the Stock and shall be payable by the Participant to the Company in cash or by any other means that the Administrator deems appropriate, including recognition of past service.

(b) Awards authorized under the Plan include Restricted Stock Units, consisting of rights to receive shares of Stock at some future date or dates following the completion of a Period of Restriction for such units (i.e., the vesting of such units). Upon grant of Restricted Stock Units, the Administrator will specify both the vesting date(s) and the ultimate delivery date(s) for the units and shares subject thereto. Normally there will be a significant lapse of time between the vesting dates and the delivery dates. During the Period of Restriction between the Date of Grant of Restricted Stock Units and the vesting of the units, the units shall be subject to (i) restriction upon sale or other transfer by the Participant, and (ii) forfeiture by the Participant to the Company upon a Termination Event relating to the Participant occurring prior to the end of such Period of Restriction (i.e., prior to vesting), in each case as further defined and described in the Plan and by the Administrator upon grant. Restricted Stock Units shall be granted at no purchase price to Participants. Following expiration of the Period of Restriction for Restricted Stock Units, the units shall no longer be forfeitable by the holder thereof but may be subject to restrictions on transfer prior to the delivery of the shares subject thereto, if and to the extent specified by the Administrator upon grant. The shares subject to vested Restricted Stock Units shall be issued by the Company to and in the name of the Participant or the beneficiaries of the Participant on the delivery date or dates specified in the Award, and on such date or dates stock certificates representing such shares shall be delivered to such Participant or beneficiaries, unless the shares are issued in electronic form or book-entry credit. The shares, when issued, may be subject to withholding of a portion of such shares as payment of withholding and other taxes in accordance with Section 15.

(c) Except as otherwise provided below, the minimum Period of Restriction for Restricted Stock or Restricted Stock Units shall be three (3) years from the Date of Grant of the Award, provided that the Administrator may grant Awards of Restricted Stock or Restricted Stock Units having Periods of Restriction of less than three (3) years for an aggregate number of shares not exceeding five percent (5%) of the maximum number of shares authorized for issuance under Section 5 of the Plan. The Administrator may provide upon grant of an Award of Restricted Stock or Restricted Stock Units that different numbers or portions of the shares subject to the Award shall have different Periods of Restriction. The Administrator also may provide at any time that the Period of Restriction for an Award of Restricted Stock or Restricted Stock Units is or will be foreshortened, and the removal of the restrictions on such Award accordingly shall be accelerated, upon the occurrence of such extraordinary event or events as the Administrator may specify, including the death, Disability or Retirement of the Participant, or a Change of Control, or any other nonrecurring significant event affecting the Company, the Participant or the Plan, and provided further that, in appropriate circumstances, the Administrator may determine after the death of a Participant holding Restricted Stock or Restricted Stock Units at the date of death that the Period of Restriction for such Awards will be deemed to have expired, and that such Awards will be deemed to have vested, immediately prior to the Participant's death. The Administrator also may establish, upon grant of an Award of Restricted Stock or Restricted Stock Units, that some or all of the shares subject thereto shall be subject to additional restrictions upon transfer or sale by the Participant (although not subject to forfeiture) after completion of the Period of Restriction (i.e., after vesting of the Award).

(d) Unless the Administrator shall provide otherwise upon grant, any Participant receiving an Award of Restricted Stock or Restricted Stock Units under the Plan shall be entitled to receive, with respect to the shares of Stock subject to such Award, all cash dividends and distributions (or payments in cash equivalent to such dividends or distributions) as may be declared and paid by the Company on shares of Stock from and after the Date of Grant and throughout the Period of Restriction provided the Participant is employed on the dividend payment date, and no Participant shall be required to return or repay to the Company any such dividends or distributions or equivalent cash payments in the event of subsequent forfeiture by the Participant of such Award.

(e) Unless the Administrator shall provide otherwise upon grant, any Participant receiving an Award of Restricted Stock under the Plan shall be entitled to vote all shares subject to such Award from and after the Date of Grant and throughout the Period of Restriction. No voting rights will attach to any Award of Restricted Stock Units or the shares subject thereto, unless and until delivery of such shares to the Participant or the beneficiaries of the Participant.

(f) Pending expiration of the Period of Restriction for an Award of Restricted Stock, all shares subject to such Award shall be held in certificated or book entry form by the Company or its stock transfer agent, in such name and subject to such procedures as the Company deems reasonable. Upon expiration of the Period of Restriction for any such Award, stock certificates representing the shares subject thereto shall be delivered to the Participant or to the beneficiaries of the Participant, unless the shares are issued in book-entry form.

Section 11 – Performance Units and Performance Shares:

(a) Awards authorized under the Plan include Performance Awards, which may consist of Performance Units or Performance Shares. The Administrator will have complete discretion in determining the number of Performance Awards, if any, that may be granted to an eligible Participant, whether such Awards, if granted, will be Performance Units or Performance Shares, and the terms and conditions applicable to each such Performance Award. The right of any holder of an Award ultimately to receive payment of some or all of the benefits specified under the Award will depend upon (i) the satisfaction of certain pre-established Company or individual performance goals (the "Performance Goals") over a certain period of time (the "Performance Period"), each as further discussed in paragraph (d) below, and (ii) the holder's continuing employment or service with the Company, as further discussed in paragraph (e), below. Performance Awards, if ultimately determined to be payable, shall be payable in the form of cash or shares of Stock, as provided in paragraphs (b) and (c), below.

(b) Any Award of Performance Units granted under the Plan will have an initial dollar value ascribed to each Performance Unit subject thereto, which dollar value will be established by the Administrator on or before the Date of Grant. To the extent that such Award is ultimately determined to be payable to the holder thereof, each Performance Unit (or fraction thereof) thus payable will have the same dollar value as the dollar value per Performance Unit originally established, without interest. Payment of the dollar amount thus determined to be payable to the holder shall be made on or as soon as practicable after the date of such determination. Payments may be in the form of cash, shares of Stock (valued at the Fair Market Value of the Stock on the date of determination), or some combination thereof, as established in each case by the Administrator upon grant of the Award, or, if the Administrator shall so provide upon grant, as the holder of the Award may designate, by written election made on or prior to the date of determination of payment.

(c) Any Award of Performance Shares granted under the Plan will relate to a specific number of shares of Stock. To the extent such Award is ultimately determined to be payable to the holder thereof, the value of amount thus payable will be either (i) the aggregate dollar value of the number of Performance Shares payable to the holder, based on the Fair Market Value of the Stock on the date of such determination, or (ii) the product of (A) the number of Performance Shares payable to the holder, multiplied by (B) the difference between the Fair Market Value of the Stock on the date of such determination and the Fair Market Value of the Stock on the Date of Grant (i.e., the "spread"). Payment of the dollar amount thus determined to be payable to the holder shall be made on or as soon as practicable after the date of such determination. Payments may be in the form of cash, shares of Stock (valued at the Fair Market Value of the Stock on the date of determination), or some combination thereof, as established in each case by the Administrator upon grant of the Award, or, if the Administrator shall so provide upon grant, as the holder may designate by written election made on or prior to the date of determination.

(d) In connection with the grant of each Performance Award, the Administrator will set performance objectives in its sole discretion which, depending on the extent to which they are met, will determine that portion of the Performance Award, if any, that ultimately will be payable to the holder of the Award. Such performance objectives must relate to a period of at least twelve consecutive months and must be established, in writing, not later than 90 days after the commencement of the period.

The Administrator will also determine for each such Award the Performance Period. Each Performance Award will be evidenced by an Award Agreement that will specify the Performance Period, and such other terms and conditions as the Administrator, in its sole discretion, will determine. The Administrator may set performance objectives based upon the achievement of Company-wide, divisional, or individual goals, compliance with applicable federal or state securities laws, or any other basis determined by the Administrator in its sole discretion.

(e) In order to be entitled to receive payment of a Performance Award, in addition to the predetermined Performance Goals having been met, the holder of the Award must continue in the employment or service of the Company and its Subsidiaries for a specified period of time established in connection with the grant (the "Service Period"), which generally will not be less than the Performance Period but may extend beyond the Performance Period. The Award will not be deemed to be vested until expiration of the Service Period and if the holder's employment or service with the Company and its Subsidiaries terminates before expiration of the Service Period the Award will be forfeited. Notwithstanding the foregoing, the Administrator may determine, in connection with any grant of a Performance Award, that in the event the employment or service of the holder with the Company or its Subsidiaries should terminate before expiration of the Service Period, the vesting of such Award may be accelerated at the discretion of the Administrator, at such time, and payment of an amount thereunder to the holder may be permitted, if under the particular circumstances of such early termination the Administrator determines that such acceleration is justified, as being in the best interests of the Company and its shareholders, provided that, any such acceleration that results in a vesting date for the holder that precedes the expiration date of the Performance Period as originally established shall require simultaneous adjustment of the original Performance Period (to a reasonable shorter Performance Period ending on or before the holder's termination date) and a simultaneous and appropriate adjustment of the Performance Goals (to reflect Company and individual performance over such shorter Performance Period comparable to the Company and individual performance embraced in the original Performance Goals), and payment of amounts, if any, to the holder under the Award, under accelerated vesting, shall be made if and only if, and only to the extent that, such adjusted Performance Goals shall have been satisfied over the adjusted Performance Period.

(f) After the grant of a Performance Award, the Administrator, in its sole discretion, may alter, reduce or, in exceptional circumstances, waive any Performance Goals for such Performance Award, where such is deemed to be in the best interests of the Company and its shareholders.

(g) The holder of a Performance Award shall not have the right to vote or to receive any dividends or distributions with respect to any shares of Stock underlying the Award until some or all the Shares subject thereto or payable as a result thereof are issued and paid to the holder. To the extent that any Participant holds any rights by virtue of a Performance Award, such rights shall be no greater than the rights of an unsecured general creditor of the Company. Payment of a performance award may be subject to withholding and other taxes.

Section 12 – Award Agreements:

As soon as practicable after the grant of an Award, the Company shall notify the Participant of the grant, and thereafter shall hand deliver or mail to the Participant an agreement or document relating to such Award ("Award Agreement"), duly executed by and on behalf of the Company.

Section 13 – Adjustment Provisions:

(a) If the Company shall at any time change the number of issued shares of Stock without new consideration to the Company, as, for example, in connection with stock dividends, stock splits, certain recapitalizations or mergers, or similar transactions, the total number of shares reserved for issuance under the Plan and reserved for issuance on the books of the Company relating to the Plan shall be adjusted and the number of shares (and, in the case of Options, the Exercise Price) covered by each outstanding Award shall be adjusted, so that the aggregate consideration payable to the Company upon exercise of such Award, if any, and the value of each such Award to the holder thereof shall remain the same as prior to such change. Awards may also contain provisions for their continuation or for other equitable adjustments after changes in the Stock resulting from any business combination transaction, such as a merger of the Company into any other entity or the sale of all or substantially all of the assets of the Company to any other entity, or any issuance of stock rights or warrants by the Company, or any similar occurrence.

(b) Notwithstanding any other provision of this Plan, and without affecting the number of shares reserved for issuance hereunder, the Board may authorize the issuance or assumption of benefits in connection with any merger, consolidation, acquisition of property or stock, or reorganization, upon such terms and conditions as it may deem appropriate.

Section 14 – Transfers of Awards:

(a) Except as otherwise provided in this Section 14, any Award granted under the Plan to a Participant shall not be transferable by the Participant during the life of the Participant, and upon the death of the Participant, the rights of the Participant under the Award, if not then extinguished, shall pass as provided under Section 14(c) below.

(b) Notwithstanding the provisions of Section 14(a) and subject to any restrictions or prohibitions under applicable law and other restrictions and conditions as may be established from time to time by the Administrator, the Administrator may determine that any Award or portion thereof granted under the Plan to a Participant may be transferred by the Participant prior to the vesting thereof or, if an Option, prior to the exercise thereof, or, if Restricted Stock Units or a Performance Award, prior to delivery of the shares subject thereto or the payment thereof, under such terms and conditions and to such person or persons ("Permitted Transferees") as it deems appropriate and in the best interest of the Company. The Administrator may specify the procedures applicable to any such permitted transfer, including placing restrictions and limitations on transferred Awards that are not applicable to Awards not transferred, and requiring Permitted Transferees to enter into Award Agreements reflecting such restrictions and limitations.

(c) In the event of the death of a Participant or a Permitted Transferee holding an unexercised Option, exercise of the Option may be made only by the executor or administrator of the estate of the holder or the person or persons to whom the deceased holder's rights under the Option shall pass pursuant to an effective beneficiary designation as provided in Section 19(a), by will or similar instrument, or by the laws of descent and distribution, and such exercise may be made only to the extent that the deceased holder was entitled to exercise such Option at the date of death.

Section 15 – Taxes:

The Company shall be entitled to withhold, and shall withhold, the minimum amount of any federal, state or local tax attributable to any Award granted or previously granted under the Plan, whether upon exercise of a Nonqualified Stock Option, expiration or termination of a Period of Restriction for Restricted Stock, delivery of shares subject to a Restrict Stock Unit, payment of an award in cash or shares of Stock, or a combination thereof, pursuant to a Performance Award, or the occurrence of any other Taxable Event, after giving notice to the Participant affected by such tax withholding as far in advance of the Taxable Event as practicable. In any such case in which repayment or indemnification of such amount by or on behalf of the Participant is required, the Company may defer making delivery as to any Award until such repayment or indemnification is completed. Such withholding obligation of the Company may be satisfied by any reasonable method, including, if the Administrator so provides, by reducing the number of shares otherwise deliverable to or on behalf of the Participant on such Taxable Event by a number of shares having a fair market value on the date of such Taxable Event equal to the amount of such withholding obligation.

Section 16 – No Right to Continued Service:

A Participant's right, if any, to continue to serve the Company or any Subsidiary in any capacity, including as a director, officer, employee, agent, consultant or otherwise, shall not be enhanced or otherwise affected by the designation of such person as a Participant under the Plan.

Section 17 – Amendment and Termination:

The Board may amend the Plan at any time, provided that if any such amendment must also be approved by the shareholders of the Company in order to become effective under applicable laws and regulations (including the listing requirements of any securities exchange on which the Stock is listed for trading and applicable provisions of the Code relating to incentive stock options), such amendment shall not be effective unless and until thus approved by the shareholders. The Board may terminate the Plan at any time, in its sole discretion for any reason or no reason. No amendment or termination of the Plan shall reduce the value of any outstanding Award previously granted under the Plan to a Participant, or change the terms and conditions thereof in any manner adverse to the interests of the Participant, without the Participant's consent. In the event that any Awards that may be granted under the Plan would qualify under present or future laws for tax treatment that is beneficial to the Participants receiving such Awards and not detrimental to the Company, such beneficial treatment shall be considered within the intent, purpose and operational purview of the Plan and the discretion of the Administrator and to the extent that any such Awards would so qualify within the terms of the Plan, the Administrator shall have full and complete authority to grant Awards that so qualify (including the authority to grant, simultaneously or otherwise, Awards that do not so qualify) and to prescribe the terms and conditions (which need not be identical as among recipients) in respect to the grant or exercise of any such Awards under the Plan.

Section 18 – Change of Control:

In order to preserve a Participant's rights under an Award in the event of an anticipated Change of Control of the Company, the Administrator in its sole discretion may, at the time any Award is made or at any time thereafter, take one or more of the following actions, with respect to any group of Participants: (i) provide for the acceleration of vesting or payment for any time period relating to the realization of any such Award, (ii) provide for the purchase of any such Award upon the Participant's request for an amount of cash or other property that could have been received upon the exercise or realization of the Award had the Award been currently exercisable, vested or payable, (iii) adjust the terms of any such Award in a manner determined by the Administrator to reflect the Change of Control, (iv) cause any such Award to be assumed, or new rights substituted therefore, by another entity, or (v) make such other provisions as the Administrator may consider equitable and in the best interests of the Company.

Section 19 – Miscellaneous Provisions:

(a) **Naming of Beneficiaries:** In connection with an Award, the Participant receiving such Award may name one or more beneficiaries to receive the Award and benefits thereunder, to the extent permissible pursuant to the various provisions of the Plan, in the event of the death of the Participant.

(b) **Successors:** All obligations of the Company in connection with the Plan and Awards issued hereunder shall be binding on any successor to the Company.

(c) **Governing Law:** The provisions of the Plan and all Award Agreements under the Plan shall be construed in accordance with, and governed by, the laws of the State of New York without reference to applicable conflict of laws provisions, except insofar as such provisions may be expressly made subject to the laws of any other state or federal law.

(d) **Compliance with Section 409A of the Code:** If any Award under this Plan would be considered "deferred compensation" as defined under Section 409A of the Code, the Board reserves the absolute right (including the right to delegate such right) to unilaterally amend the Plan or the Award Agreement, without the consent of the Participant, to avoid the application of, or to maintain compliance with, Section 409A. Any amendment by the Board or its designee to the Plan or an Award Agreement pursuant to this Section 19(d) shall maintain, to the extent practicable, the original intent of the applicable provision without violating Section 409A. A Participant's acceptance of any Award under the Plan constitutes acknowledgment and consent to such rights of the Board or its designee, without further consideration or action. Any discretionary authority retained by the Board or the Committee pursuant to the terms of this Plan or pursuant to an Award Agreement shall not be applicable to an Award which is determined to constitute such "deferred compensation," if such discretionary authority would contravene Section 409A.

Section 20 – Shareholder Approval:

The Plan, in order to become and remain effective, must be approved by the shareholders of the Company if and to the extent required under applicable law and regulation.

Annex B: Arrow Financial Corporation Directors' Stock Plan (Adopted January 30, 2013)

Section 1 – Purpose and Participation:

The Arrow Financial Corporation Directors' Stock Plan (the "Plan") permits the Board of Directors of Arrow Financial Corporation (the "Company") to determine from time-to-time to pay some or all of the directors' fees payable to directors of the Company and to directors of its subsidiary banks (each, a "Bank") in the form of shares of Common Stock of the Company ("Common Stock"). Payment of some or all of the directors' fees in the form of Common Stock is intended to attract and retain qualified persons to serve as directors and further align the interests of the directors with the shareholders of the Company. The Plan will be administered in accordance with the terms of this Plan document and the short-term deferral exemption under Code Section 409A and the regulations thereunder.

The Plan has been adopted to replace in its entirety the Arrow Financial Corporation Directors' Stock Plan originally adopted in 1999, and subsequently amended in 2003 and 2008.

Only directors of the Company and the Banks will be eligible to participate in the Plan; directors of other subsidiaries of the Company will not be eligible to participate. Participation by directors will be determined by the Board of Directors of the Company (the "Board"), as provided in Section 3. Individual directors will not have the ability to opt out of the Plan or to increase or decrease their participation from the level of participation established by the Board from time to time, that is, from the dollar amount or percentage of directors' fees that will be payable to directors in Common Stock as determined by the Board from time to time. Honorary or advisory directors may not participate.

Section 2 – Administration:

The Plan will be administered by the Board of Directors. Subject to the express provisions set forth elsewhere in this Plan, the Board as Plan administrator will (i) determine the dollar amount(s) or percentage(s) of directors' fees payable to directors, if any, that will be payable to them in shares of Common Stock under the Plan from time to time, as well as the date or dates at which such shares will be distributed as further specified in Section 3, (ii) oversee the distribution of shares to directors under the Plan and the maintenance of Plan accounts on behalf of directors, (iii) oversee the distribution of appropriate notices and materials to directors regarding the Plan (including materials required under applicable securities and other laws) and the filing of all appropriate documents, forms and statements by or on behalf of the Plan or the Company with regulatory agencies and governmental authorities, (iv) interpret the Plan and (v) otherwise take responsibility for the orderly operation of the Plan. Interpretations regarding the Plan by the Board as Plan administrator will be final and binding on all directors subject to the Plan. The Board may delegate to other parties, including officers of the Company, some or all of its duties as Plan administrator, not including those duties identified above in subparagraphs (i) and (iv) of this Section 2.

Section 3 – Determination of Stock Portion of Directors' Fees:

The Board in its sole discretion will determine from time to time the portion of directors' fees, if any, that will be payable to directors in shares of Common Stock, as opposed to cash or any other form of compensation, subject to applicable law and the provisions of the Plan. The portion of fees payable in Common Stock (the "Stock Portion") may be (i) a portion or all of the annual retainer, if any, payable to directors and/or (ii) a portion or all of the meeting fees, if any, payable to directors for attendance at board or committee meetings, and may be expressed either as a percentage or as an absolute dollar amount of the retainer and/or fees. Such determinations will be final and binding upon all directors of the Company and, in the case of Bank directors, all directors of the particular Bank, although the total dollar amount of directors fees payable to Bank directors, including fees paid in the form of Common Stock, must also be approved by the Board of Directors of the particular Bank. Individual directors will have no discretion to receive greater or lesser amounts or percentages of their directors' fees payable in Common Stock than the Stock Portion then in effect for their organization, as thus determined. The Stock Portion will be the same dollar amount or percentage for all directors of any particular participating organization (the Company or any Bank) at any given time, provided that distinctions may be made between (i) directors who also are officers (who typically do not receive directors' fees) and directors who are not, and (ii) directors who chair board committees and directors who serve on board committees but not as chair.

Section 4 – Authorized Shares, Consideration, Vesting, Restrictions on Transfers, and Registration:

A total of Fifty Thousand (50,000) shares of Common Stock are authorized for distribution under the Plan. The number of shares of Common Stock authorized for distribution under the Plan from time to time shall be adjusted to reflect any stock split, stock dividend, or similar change in the outstanding shares of Common Stock. No consideration will be paid or payable by directors for their receipt of such shares except for the services rendered by them as directors. To the extent that the Board may authorize a distribution of shares to directors in advance of their rendering of these director services to which the distribution relates, the Board shall do so only if it reasonably believes that the directors, and each of them, will continue to be authorized, willing and able to perform such services. Upon distribution, all such shares will be fully vested and nonforfeitable. No director will have a right to receive shares under the Plan prior to the distribution of such shares. Subsequent transfers by directors of distributed shares, for value or otherwise, will not be restricted, except for any restrictions on transferability that may arise under applicable securities laws or under any particular agreement or arrangement to which the distributee director may otherwise be subject. Termination of a director's service after distribution to such director of any shares under the Plan will not result in forfeiture of any such shares. It is the intention and desire of the Board that the shares of Common Stock distributable under the Plan will at all times be subject to an effective registration statement under the Securities Act of 1933, as amended.

Section 5 – Determination of Number of Shares to be Distributed:

In order to determine the number of shares of Common Stock distributable to a given director on a particular distribution date, the dollar amount of fees then distributable to such director in the form of shares of Common Stock will be divided by the "fair market value" of the Common Stock on such date, with the quotient to be expressed to three decimal places. The "fair market value" of the Common Stock as of any particular date shall be the fair market price per share for such date, determined in the manner specified from time-to-time by the Board, taking into consideration applicable legal requirements and prevailing regulatory and industry standards.

Section 6 – Distributions and Plan Accounts:

Shares will be distributed under the Plan on such date or date(s) in each fiscal year as may be determined by the Board as Plan administrator, provided however, that any Shares distributable under the Plan that relate to directors' fees earned in any calendar year will be distributed to the directors earnings such fees no later than the March 15 immediately following such calendar year. Distributions of shares under the Plan will be made directly into accounts maintained under the Plan for participating directors or into any accounts maintained by or on behalf of directors under any other Company-sponsored plan or plans into which such shares may be directly deposited, with the consent of such directors. Shares deposited into a Company-sponsored plan or plans will be registered in the name of the Company or its designee, including any custodian selected for the Plan or, if deposited into another plan, in the name of the administrator or custodian of such plan, or in the name of any nominee designated by any of the foregoing. All cash dividends on shares thus deposited into directors' accounts shall be paid to the record owner of the shares unless the director has instructed the Company to credit the cash dividends to the director's account under the Arrow Financial Corporation Automatic Dividend Reinvestment Plan (the "DRIP"), in which such case the dividends will then be reinvested automatically in additional shares of Common Stock under the DRIP on the next dividend reinvestment date at the same time and in the same manner as all other shares purchased under the DRIP. All dividends paid in shares of Common Stock on shares of Common Stock held in a Plan account will be credited to the director's Plan account. As long as shares are maintained in a Plan account, directors will receive periodic account statements and will have the sole right to vote or direct the voting of such shares. The Board, as Plan administrator, will oversee the maintenance of such accounts and the distribution of shares from such accounts to directors.

Section 7 – Amendment or Termination:

Subject to applicable law, including the applicable listing requirements of any securities exchange, the Plan may be amended, suspended or terminated at any time by the Board acting in its sole discretion, provided that no such amendment, suspension or termination will in and of itself reduce the overall level of directors' fees payable to directors of the Company or any Bank or affect their ownership of shares previously distributed to them under the Plan.

Section 8 – Miscellaneous:

(a) **Nonqualified:** The Plan is not subject to the Employee Retirement Income Security Act of 1974 and is not qualified under Section 401 of the Internal Revenue Code of 1986, as amended.

(b) **Applicable Law; Successors:** The Plan shall be governed by and interpreted in accordance with the laws of the State of New York. The Plan, if not previously terminated, shall be assumed by and be binding upon successors to the business and affairs of the Company, including successors by merger or by purchase of all or a majority of the Company's assets, with such adjustments to be made by the Board in connection with any such succession as may be appropriate under the circumstances.

(c) **Shareholder Approval; Effective Date:** The Plan, in order to become and remain effective, must be approved by the shareholders of the Company if and to the extent required under applicable law and regulation. If required, the Plan shall immediately take effect once approved by the shareholders of the Company.

ARROW Financial Corporation

ARROW FINANCIAL CORPORATION
ATTN: MARK E. BULMER
250 GLEN STREET
GLENS FALLS, NY 12801

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M53328-P33774

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ARROW FINANCIAL CORPORATION

The Board of Directors recommends you vote FOR the following:

	For All	Withhold All	For All Except
1. To elect the following four (4) directors to Class C for terms of three (3) years, each to serve until their successors have been duly elected and qualified:	☐	☐	☐

To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below.

Nominees:

01) Gary C. Dake
02) Mary-Elizabeth T. FitzGerald
03) Thomas L. Hoy
04) Colin L. Read

To elect the following director to Class A for a term of one (1) year and to serve until his successor has been duly elected and qualified:

05) Thomas J. Murphy, CPA

The Board of Directors recommends you vote FOR the following proposals:

	For	Against	Abstain
2. To approve Arrow Financial Corporation's 2013 Long-Term Incentive Plan.	☐	☐	☐
3. To approve Arrow Financial Corporation's 2013 Directors' Stock Plan.	☐	☐	☐
4. To ratify the selection of the independent registered public accounting firm KPMG LLP as the Companys independent auditor for the fiscal year ending December 31, 2013.	☐	☐	☐

For address changes and/or comments, please check this box and write them on the back where indicated. ☐

Please indicate if you plan to attend this meeting. ☐ **Yes** ☐ **No**

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The Notice and Proxy Statement and Form 10-K are available at www.proxyvote.com.

M53329-P33774

ARROW FINANCIAL CORPORATION

ANNUAL MEETING OF SHAREHOLDERS

MAY 1, 2013 10:00 AM

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS

The undersigned shareholder(s) of Arrow Financial Corporation, a New York corporation (the "Company"), hereby appoint(s) Richard J. Bartlett, Esq. and George C. Frost, and each of them acting individually, with full power to act alone, the attorneys-in-fact of the undersigned, with full power of substitution, to vote all the shares of Common Stock of the Company which the undersigned is entitled to vote, at the Annual Meeting of Shareholders of the Company to be held at the Charles R. Wood Theater, 207 Glen Street, Glens Falls, New York 12801, at 10:00 a.m. Local Time on Wednesday, May 1, 2013, and at any adjournment or postponement thereof, with all powers the undersigned would possess if personally present.

The undersigned directs that this proxy be voted as specified on the reverse side. If no direction is made for a proposal, the proxy will be voted: (a) "FOR" all the Company's director nominees in Item 1 and (b) "FOR" Proposals 2 through 4, as applicable. This proxy may also be voted, in the discretion of the attorneys-in-fact, on any matter that may properly come before the meeting or any adjournments or postponements thereto. The undersigned hereby revokes any proxies heretofore given to vote upon or act with respect to such stock.

Address change/comments: ____

____

(If you noted any Address Changes and/or Comments above, please mark corresponding box on the reverse side.)

Continued and to be signed on reverse side